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INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
TABLE OF CONTENTS 2

As filed with the Securities and Exchange Commission on October 29, 2003

Registration No. 333-108531

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 4 TO
FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

THE FIRST MARBLEHEAD CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State of Incorporation)	6199 (Primary Standard Industrial Classification Code Number)	04-3295311 (I.R.S. Employer Identification Number)

30 Little Harbor
Marblehead, MA 01945
(781) 639-2000
(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant's Principal Executive Offices)

Donald R. Peck
Executive Vice President, Chief Financial Officer and Treasurer
The First Marblehead Corporation
30 Little Harbor
Marblehead, MA 01945
(781) 639-2000
(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent For Service)

Copies to:

Peter B. Tarr, Esq. Susan W. Murley, Esq. Hale and Dorr LLP 60 State Street Boston, Massachusetts 02109 (617) 526-6000	Regina M. Pisa, Esq. Martin Carmichael III, Esq. Goodwin Procter LLP Exchange Place 53 State Street Boston, Massachusetts 02109 (617) 570-1000

        Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

The information in this preliminary prospectus is not complete and may be changed. Neither The First Marblehead Corporation nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and neither we nor the selling stockholders are soliciting offers to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion. Dated October 29, 2003.

12,500,000 Shares

Common Stock

        This is an initial public offering of shares of common stock of The First Marblehead Corporation. First Marblehead is offering 6,875,000 shares to be sold in the offering. The selling stockholders identified in this prospectus are offering an additional 5,625,000 shares. First Marblehead will not receive any of the proceeds from the sale of shares being sold by the selling stockholders.

        We expect the initial public offering price to be between $15 and $17 per share. Prior to this offering, there has been no public market for our common stock. Our common stock has been approved for listing on the New York Stock Exchange under the symbol "FMD."

        Following this offering, our directors and executive officers, and entities affiliated with them, will beneficially own approximately 71% of our common stock.

        See "Risk Factors" beginning on page 9 to read about factors you should consider before buying shares of our common stock.

        Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to First Marblehead	$	$
Proceeds, before expenses, to the selling stockholders	$	$

        To the extent that the underwriters sell more than 12,500,000 shares of common stock, the underwriters have the option to purchase up to an additional 1,031,250 shares from us and 843,750 shares from selling stockholders at the initial public offering price less the underwriting discount.

        The underwriters expect to deliver the shares against payment in New York, New York on                        , 2003.

Goldman, Sachs & Co.	JPMorgan

Bear, Stearns & Co. Inc.

Prospectus dated                        , 2003.

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, especially the risks of investing in our common stock discussed under "Risk Factors" on pages 9 through 21, and the consolidated financial statements and notes to those consolidated financial statements, before making an investment decision. We use the term "First Marblehead," the "Company," "we," "us" and "our" in this prospectus to refer to the business of The First Marblehead Corporation and its subsidiaries. Our fiscal year ends on June 30. Accordingly, a reference to "fiscal 2003" means the 12-month period that ended on June 30, 2003. Unless we state otherwise, the information we present in this prospectus reflects a four-for-one stock split to be effected immediately prior to the effectiveness of this offering.

The First Marblehead Corporation

Overview

        First Marblehead provides outsourcing services for private education lending in the United States. We help meet the growing demand for private education loans by providing financial and educational institutions, as well as other enterprises, with an integrated suite of services for student loan programs. In providing our services, we do not serve as a lender, guarantor or loan servicer, but instead receive fees for the services we provide in connection with processing and securitizing our clients' loans. We focus primarily on loan programs for undergraduate, graduate and professional education, and, to a lesser degree, on the primary and secondary school market. Private education loans are not guaranteed by the U.S. government and are funded by private sector lenders. In fiscal 2003, we facilitated more than $1.0 billion in loan disbursements for students at over 3,000 schools.

        We enable our clients to offer student borrowers competitive loan products, while managing the complexities and risks of these products. We provide our clients with a continuum of services, from the initial phases of program design through application processing and support to the ultimate disposition of the loans through securitization transactions that we structure and administer. We have developed loan processing and support systems that are designed to accommodate new clients, loan products and incremental loan volume. We also own a proprietary database with more than 17 years of historical information on private student loan performance, which helps us to facilitate the structuring and pricing of our clients' loan programs and to supervise the servicing and default management processes for the securitized loans. In addition, our proprietary database increases the efficiency of the securitizations of our clients' loans by enabling us to provide to participants in the securitization process historical payment, default and recovery data on which to base estimates as to credit losses and reserve rates. We processed over 252,000 loan applications in fiscal 2003 and have provided structural, advisory and other services for 19 securitization transactions since our formation in 1991. We facilitated one securitization in fiscal 2001 and three securitizations in each of fiscal 2002 and 2003.

        We offer services in connection with loan programs targeted at two major marketing channels: private label programs and the Guaranteed Access to Education, or GATE, programs. Lenders market private label programs directly to prospective student borrowers and their families and to educational institutions. Businesses, unions and affinity groups and other organizations also offer these programs to their employees or members. We provide private label loan services to 12 of the 20 largest originators of federally guaranteed student loans, of which Bank One N.A. and Bank of America N.A. are our two most significant clients.

        Educational institutions, in conjunction with the program lender, offer GATE programs directly to student borrowers. Bank of America is the exclusive program lender for our GATE programs.

Education Finance Market

        The U.S. post-secondary education finance market is large and growing. According to the U.S. Department of Education's latest projections, in the 2002 academic year, expenditures for post-secondary education are expected to total nearly $300 billion. The two main drivers of the size and growth prospects of this market are enrollment population and cost of attendance. According to the U.S. Department of Education, between 1987 and 2000, enrollment in post-secondary, degree-granting institutions increased by approximately 20%, despite a decrease of approximately 5% in the largest segment of the college-age population, 18- to 24-year olds. Based solely on projected growth in the college-age population, the U.S. Department of Education projects a median increase in enrollment of 15% between 2000 and 2012. The College Board, a national not-for-profit education services association and industry reference on college costs and student aid, estimates that between the 1990 and 2001 academic years, the average amount of tuition and fees, which is the largest component of the cost of attendance, increased on an inflation-adjusted basis by approximately 47% at four-year public institutions and approximately 39% at four-year private institutions. During this period, median annual household income grew only 7% on an inflation-adjusted basis.

        To help students defray the rising costs of education and the growing gap between the costs and household incomes, according to the College Board, federal, state and private sources provided approximately $105 billion in financial aid in the 2002 academic year, the most recent period for which data are available. Of this total, loans represented approximately 54%, or $57 billion, while grants, education tax credits and work-study made up the balance. Most of these loans were funded directly by the federal government or funded by private lenders and guaranteed by the federal government. The College Board estimates that private loans totaled approximately $6.9 billion in the 2002 academic year. Since the College Board began collecting data on private loans in the 1995 academic year, the volume of private loans has increased over fivefold, representing a compound annual growth rate on an inflation-adjusted basis of approximately 27%. This growth has far outpaced the compound annual growth rate on an inflation-adjusted basis in federal loan volume of approximately 5% over the same period.

Private Student Lending Overview

        The lifecycle of a private student loan, which can be over 20 years long, consists of a series of processes and involves many distinct parties. Because the activities of these parties are largely uncoordinated and heavily regulated, the processes associated with designing, implementing, financing and administering student loan programs are complex, resource-intensive and costly. We provide services in connection with each of the five typical phases of the student loan lifecycle, offering our clients a single point of interface for:

  •
  Program Design and Marketing. Lenders and educational institutions face an array of decisions in designing a student loan program, including borrower eligibility and creditworthiness criteria, loan characteristics and costs, and various legal and compliance issues. We help our clients design their private loan programs. Our loan program design approach begins with a standard set of pricing options, legal agreements and third-party relationships that we then customize for our clients in order to satisfy their particular needs.

  •
  Borrower Inquiry and Application. Because private student loans are often used to bridge the gap between school costs and available funds, including family resources, federal and state loans and grants, many potential borrowers must navigate multiple application processes. Consequently, lenders and educational institutions must invest in an appropriate infrastructure, including a staff of customer service personnel who have a thorough understanding of both the terms and competitive advantages of their private loan programs and the financial aid process as a whole. We have developed processing platforms, applications and infrastructure, supplemented by customized vendor solutions, which our internal customer service department uses to provide loan application services for our private label programs. For our GATE clients, we work with a third-party loan servicer to effect application processing and loan origination.

  •
  Loan Origination and Disbursement. Loan providers evaluate the information applicants provide together with credit reports either to approve or deny the loan. If the loan is approved, the loan provider typically contacts the school to confirm the student's enrollment status and financial need and then disburses funds. For our private label programs, when a loan application is approved, we generate a promissory note, and, once we obtain all applicant data, including the signed note, school certification and any income verification, we disburse the loan funds on behalf of the lender. For our GATE loan programs, a third-party loan servicer provides loan origination and disbursement services under our supervision.

  •
  Loan Securitization. Although some lenders originate loans and then hold them for the life of the loan, many lenders originate and then seek to dispose of the loans, either through a sale of whole loans or by means of a securitization. Structuring securitizations requires a high level of specialized knowledge and experience regarding both the capital markets generally, and the repayment characteristics and defaults on the part of student borrowers specifically. We do not charge separate fees for many of the outsourcing services we provide. Instead, we generally enter into agreements with the lenders giving us the exclusive right to securitize the loans that they do not intend to hold, and we receive structural advisory fees and residuals for facilitating securitizations of these loans. In addition, we receive administrative fees for management of the trusts that hold the loans.     Securitization-related revenue constituted 77% of our total service revenue in fiscal 2003 and 66% of our total service revenue in fiscal 2002. Substantially all of our net income in those fiscal years was attributable to securitization-related revenue.

  •
  Loan Servicing. While student loans are outstanding, lenders or securitization trusts must provide administrative services relating to the loans, including processing deferment and forbearance requests, sending out account statements, and collecting and crediting payments received from borrowers. As administrator of the trusts that have purchased the private label and GATE loans, we monitor the performance of the loan servicers. In this capacity we confirm compliance with servicing guidelines and review default prevention and collection activities. We receive administrative fees from the trusts for daily management of the trusts and for these services.

        Given the complex administrative, legal, risk-assessment and financing requirements of private student loan programs, we believe that many financial institutions and educational institutions will seek to outsource activities relating to these programs, in order to take advantage of the types of specialized knowledge and well-developed information processing capabilities that we provide.

Our Competitive Strengths

        We believe the comprehensive nature and flexibility of our services, our well-developed relationships within the student loan industry and our specialized knowledge and experience, provide us with significant competitive advantages:

  •
  Wide range of private education loan services. Since 1991, we have developed an expertise in facilitating all phases of the private student loan lifecycle, enabling our clients to outsource the implementation of their private loan programs so that they can focus on their core businesses.

  •
  Exclusive focus on private student loans. We offer a means for our lender clients to participate in the growing private segment of the student loan market without competing with their federal student loan business.

  •
  Consultative sales process and flexible loan programs. We offer customized and flexible loan programs to meet the specific needs of our clients and to allow clients to make informed choices about all aspects of their loan programs.

  •
  Strong pricing and risk management capabilities based on proprietary data. We believe that our proprietary database with more than 17 years of private student loan performance data provides significant competitive advantages in pricing student loans, analyzing risk trends and structuring securitizations.

  •
  Scalable processing and support platform. We have designed our processing and support systems to accommodate new clients, loan products and incremental loan volume.

  •
  Experienced capital markets group. The six senior members of our capital markets group have a combined experience of over 90 years in the asset-backed securities industry. We have structured and completed 19 securitization transactions since our formation in 1991, including the first securitization comprised exclusively of private student loans and the first publicly registered securitization of private student loans.

        In June 2001, we significantly enhanced our risk management and loan processing capabilities through a relationship with The Education Resources Institute, Inc., or TERI, the nation's oldest and largest guarantor of private student loans. We acquired TERI's loan processing operations, including its historical database, but not its investment assets or guarantee liabilities. In purchasing the historical database, we gained exclusive possession of information that had been gathered by TERI from 1985 to 2001 on private loan origination and performance as well as the exclusive right to receive updates to this information. Additionally, 161 members of TERI's staff became our employees. In connection with the transaction, we also entered into a series of agreements with respect to loan processing services, database updates and the securitization of TERI-guaranteed loans. TERI offers guarantee products for student loan programs in exchange for a fee based on the loan type and risk profile of the borrower. Because TERI is a not-for-profit corporation, defaults on TERI-guaranteed student loans have been held to be non-dischargeable in bankruptcy proceedings. Since its inception in 1985, TERI has guaranteed approximately $5.4 billion of private education loans for students at more than 6,000 schools nationally and internationally.

Risk Factors

        An investment in our common stock involves risks. For a discussion of factors you should consider before deciding to invest in our common stock, we refer you to the risks described below and to "Risk Factors."

  •
  We derive a significant portion of our revenue and substantially all of our income from structuring securitization transactions, and our financial results and future growth would be adversely affected if we are unable to structure securitizations.

  •
  Following this offering, our directors and executive officers, and entities affiliated with them, will beneficially own approximately 71% of our common stock and will be able to control the election of directors and other matters requiring stockholder approval.

  •
  The timing of our securitization activities will greatly affect our quarterly financial results. We did not structure a securitization in our fiscal quarter ended September 30, 2004.

  •
  If our relationships with key clients terminate, our revenue and results of operations would be adversely affected. Structural advisory fees and residuals from securitization of Bank One private label loans represented approximately 59% of our total service revenue for fiscal 2003 and approximately 50% of our total service revenue for fiscal 2002. Structural advisory fees and residuals from securitization of Bank of America private label loans represented approximately 4% of our total service revenue for both fiscal 2003 and 2002. In addition to generating revenue from the securitization of Bank of America private label loans, we generate revenue from the securitization of loans originated by Bank of America in our GATE programs. Bank of America is the exclusive program lender for our GATE programs, and we have the exclusive right to securitize GATE loans originated by Bank of America. We generate revenue from our GATE programs primarily by receiving structural advisory fees and residuals for facilitating securitizations of these Bank of America loans. In fiscal 2003, we structured securitizations of approximately $73 million of GATE loans originated by Bank of America.

  •
  We have never declared or paid any cash dividends on our capital stock and we do not anticipate declaring or paying any cash dividends in the foreseeable future.

Recent Unaudited Operating Data

        In the first quarter of fiscal 2004, we facilitated disbursement of more than 70,100 loans in an aggregate principal amount in excess of $618 million. Approximately $475 million of this amount was available to us for securitization. In the comparable period of fiscal 2003, we facilitated disbursement of 44,424 loans in an aggregate principal amount of approximately $382 million. Approximately $251 million of this amount was available to us for securitization.

        The dollar volume of the loans originated during our first fiscal quarter available to us for securitization increased 89% in the first fiscal quarter of 2004 as compared to the first fiscal quarter of 2003.

Our Corporate Information

        We formed as a limited partnership in 1991 and were incorporated in Delaware in August 1994. Our principal executive offices are currently located at 30 Little Harbor, Marblehead, Massachusetts 01945, although we intend to relocate our headquarters to 800 Boylston Street, Boston, Massachusetts 02199 by December 2003. The telephone number of our principal executive offices is (781) 639-2000, and we maintain a website at www.firstmarblehead.com. Information contained on our website does not constitute a part of this prospectus.

        First Marblehead is our trademark, and GATE, GATE: Guaranteed Access to Education and The National Collegiate Trust are our registered trademarks. All other brand names and trademarks appearing in this prospectus are the property of their respective holders.

The Offering

Shares offered by First Marblehead	6,875,000 shares
Shares offered by the selling stockholders	5,625,000 shares
Shares to be outstanding after this offering	60,060,440 shares
Dividend policy	We currently do not anticipate paying cash dividends on our capital stock.
Use of proceeds	We expect to receive net proceeds from the offering of approximately $100.5 million. We intend to use the proceeds from the offering as follows:
• further development of our relationships through our enhanced financial position;
• capital expenditures related to the relocation of our headquarters and improvements of our loan processing infrastructure;
• general corporate purposes, including working capital; and
• possible future acquisitions and investments.
We will not receive any of the proceeds of the sale of shares of common stock by the selling stockholders.
New York Stock Exchange symbol	"FMD"

        The number of shares to be outstanding following this offering is based on 53,185,440 shares of our common stock outstanding as of June 30, 2003. This number excludes:

  •
  4,279,600 shares subject to options vested as of June 30, 2003 and having a weighted average exercise price of $1.17 per share, 460,560 of which have been exercised since June 30, 2003;

  •
  2,138,400 shares subject to options unvested as of June 30, 2003 and having a weighted average exercise price of $2.62 per share; and

  •
  782,000 additional shares reserved as of June 30, 2003 for future issuance under our stock-based compensation plans.

        Except where we state otherwise, the information we present in this prospectus assumes no exercise by the underwriters of the option granted by us and certain selling stockholders to purchase additional shares in this offering, and has been adjusted to reflect:

  •
  a 10-for-1 stock split of our common stock effected on August 25, 2003;

  •
  the filing of our restated certificate of incorporation and the adoption of our amended and restated by-laws immediately prior to the effectiveness of this offering; and

  •
  a planned four-for-one stock split of our common stock to be effected as a stock dividend immediately prior to the effectiveness of this offering.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

        The tables below summarize our consolidated statement of income and balance sheet data as of and for the periods indicated. The data are derived from, and qualified by reference to, the consolidated and other financial statements and accompanying notes appearing elsewhere in this prospectus. You should read the following information together with the more detailed information contained in "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the accompanying notes.

	Fiscal
	2003	2002	2001
	(in thousands, except share and per share data)
Consolidated Statement of Income Data:
Service revenue:
Structural advisory fees	$39,337	$14,760	$5,256
Residuals	30,027	11,832	1,136
Administrative and other fees	1,415	475	360
Processing fees from TERI	20,577	14,192	—

Total service revenue	91,356	41,259	6,752
Operating expenses:
Compensation and benefits	19,816	11,488	2,794
General and administrative expenses	16,073	10,652	1,943

Total operating expenses	35,889	22,140	4,737

Income from operations	55,467	19,119	2,015
Other (income) expense:
Interest expense	1,561	1,805	—
Interest income	(105)	(91)	(53)
Other income	(2)	(131)	—

Total other (income) expense, net	1,454	1,583	(53)

Income before income tax expense	54,013	17,536	2,068
Income tax expense	22,514	5,307	14

Net income	$31,499	$12,229	$2,054

Net income per share, basic	$0.59	$0.24	$0.04
Net income per share, diluted	0.51	0.20	0.04
Weighted average shares outstanding, basic	53,099,116	51,122,000	51,122,000
Weighted average shares outstanding, diluted	61,560,992	62,268,788	51,122,000

        The table below summarizes our consolidated balance sheet at June 30, 2003. The as adjusted column reflects our sale of 6,875,000 shares of common stock at an assumed initial public offering price of $16.00 per share, after deducting the estimated underwriting discounts and commissions and all estimated offering expenses that we must pay.

	June 30, 2003
	Actual	As adjusted
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$18,327	$118,827
Working capital	7,805	108,305
Total assets	87,053	187,553
Total liabilities	34,629	34,629
Total stockholders' equity	52,424	152,924

        The table below summarizes other financial and operating data at or for the years ended June 30, 2003, 2002 and 2001.

	Fiscal
	2003	2002	2001
	(dollars in thousands)
Other Financial and Operating Data:
Number of loans facilitated	122,740	83,496	13,329
Dollar amount of loans facilitated	$1,041,397	$687,789	$165,000(1)
Dollar amount of loans securitized	$560,274	$298,422	$69,041
Operating income margin(2)	60.7%	46.3%	29.8%
Number of private label clients at period end	21	10	2
Number of employees (including seasonal) at period end	296	216	23

(1)
Includes loans for which we provided services in fiscal 2001, but which were originated by lenders in prior years.

(2)
Equal to income from operations divided by total service revenue.

RISK FACTORS

        You should carefully consider the risks described below, together with all of the other information in this prospectus, before deciding to invest in our common stock. If any of these risks actually occurs, our business, financial condition or results of operation may suffer. As a result, the trading price of our common stock could decline and you could lose part or all of your investment in our common stock.

Risks Related to our Business

We derive a significant portion of our revenue and substantially all of our income from structuring securitization transactions; our financial results and future growth would be adversely affected if we are unable to structure securitizations.

        Securitization refers to the technique of pooling loans and selling them to a special purpose, bankruptcy remote entity, typically a trust, which issues securities to investors backed by those loans. We have provided structural advisory and other services for 19 loan securitizations since our formation in 1991 and we receive fees for these services. In connection with securitizations, we receive compensation in the form of structural advisory fees, residuals and administrative fees for management of the trusts. The amount and timing of the fees we recognize are affected, in part, by the size and composition of loan pools to be securitized, the return expectations of investors and assumptions we make regarding loan portfolio performance, including defaults, recoveries, and prepayments. Securitization-related revenue constituted 77% of our total service revenue in fiscal 2003 and 66% of our total service revenue in fiscal 2002. Substantially all of our net income in those fiscal years was attributable to securitization-related revenue.

The timing of our securitization activities will greatly affect our quarterly financial results.

        Our quarterly revenue, operating results and profitability have varied and are expected to continue to vary significantly on a quarterly basis. In fiscal 2003, we recognized 7% of our total service revenue in the first fiscal quarter, and 36%, 17%, and 40%, respectively, of our total service revenue in the three successive quarters. Our quarterly revenue varies primarily because of the timing of the securitizations that we structure. In fiscal 2003, we facilitated securitizations in the second and fourth quarters. During the third quarter of fiscal 2003, one of the securitization trusts used funds raised in the second quarter securitization to acquire student loans from our clients, which generated service revenue for us in the third quarter. In the first quarter of fiscal 2003, we did not have comparable securitization-related activity, and we incurred a net loss in that quarter. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Quarterly Fluctuations." The timing of our securitization activities is affected to some degree by the seasonality of student loan applications and loan originations. Origination of student loans is generally subject to seasonal trends, with the volume of loan applications increasing with the approach of tuition payment dates. In fiscal 2003, we processed 37% of our total loan disbursement volume in the first quarter and 21% of our total loan disbursement volume in the second quarter.

A number of factors, some of which are beyond our control, may adversely affect our securitization activities and thereby adversely affect our results of operations.

        Our financial performance and future growth depend in part on our continued success in structuring securitizations. Several factors may affect both our ability to structure securitizations and the revenue we generate for providing our structural advisory and other services, including the following:

  •
  degradation of the credit quality and performance in the loan portfolios of the trusts we structure could reduce or eliminate investor demand for securitizations that we facilitate in the future;

  •
  unwillingness of financial guarantee providers to continue to provide credit insurance in the securitizations that we structure or in student loan-backed securitizations generally;

  •
  adverse performance of, or other problems with, student loan-backed securitizations that other parties facilitate could impact pricing or demand for our securitizations; and

  •
  any material downgrading or withdrawal of ratings given to securities previously issued in securitizations that we structured could reduce demand for additional securitizations that we structure.

        A significant portion of the securities issued since 1998 in securitization transactions that we structured were sold to asset-backed commercial paper conduits. If these or similar asset-backed conduits cease to purchase securities in the securitizations that we structure, we may experience a delay in the timing of our securitizations as we seek to find alternate channels of distribution.

        Under the terms of some of our contracts with key lender clients, we have an obligation to securitize loans originated by those lenders periodically, typically twice per year. We may agree with certain lenders to securitize more frequently in the future. If we do not honor these obligations, we may be required to pay liquidated or other damages, which could adversely affect our results of operations.

In connection with our recognition of revenue from securitization transactions, if the estimates we make, and the assumptions on which we rely, in preparing our financial statements prove inaccurate, our actual results may vary from those reflected in our financial statements.

        Our financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of our assets, liabilities, revenue and expenses, the amount of fees we accrue and related disclosure of contingent assets and liabilities.

        We receive structural advisory fees for our services in connection with securitization transactions. We receive an up-front portion of these structural advisory fees when the securitization trust purchases the loans. We receive an additional portion of these structural advisory fees over time, based on the amount of loans outstanding in the trust from time to time over the life of the loans. We also have the right to receive a portion of the residual interests that the trust creates. As required under accounting principles generally accepted in the United States of America, we recognize as revenue the present value of the additional portion of the structural advisory fees and residuals at the time the securitization trust purchases the loans because they are deemed to be earned before they are actually paid to us. We record additional structural advisory fees and residuals as receivables on our balance sheet at fair value. Accounting rules require that these receivables be marked-to-market. We estimate the fair value both initially and each subsequent quarter and reflect the change in value in earnings for that period. Our key assumptions to estimate the value include prepayment and discount rates, interest rate trends and the expected credit losses from the underlying securitized loan portfolio, net of recoveries. If our assumptions are wrong, the additional structural advisory fees and residuals that we receive from the trusts could be significantly less than reflected in our current financial statements, and we may incur a material negative adjustment to our earnings in the period in which our assumptions change. For a discussion of the sensitivity of the additional structural advisory fees and residuals to variations in our assumptions and estimates, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Application of Critical Accounting Policies and Estimates—Service Revenue—Sensitivity Analysis."

        Our residuals in each securitization we have facilitated are subordinate to securities issued to investors in such securitizations and may fail to generate any revenue for us if the securitized assets only generate enough revenue to pay the investors.

In structuring and facilitating securitizations of our clients' loans and as holders of rights to receive residual cash flows in those trusts, we may incur liabilities to investors in the asset-backed securities those trusts issue.

        We have facilitated and structured a number of different special purpose trusts that have been used in securitizations to finance student loans that our clients originate. Under applicable state and federal securities laws, if investors incur losses as a result of purchasing asset-backed securities that those trusts issue, we could be deemed responsible and could be liable to those investors for damages. If we failed to cause the trusts to disclose correctly all material information regarding an investment in the asset-backed securities or if the trust made statements that were misleading in any material respect in information delivered to investors, it is possible that we could be held responsible for that information or omission. In addition, under various agreements entered into with underwriters or financial guarantee insurers of those asset-backed securities, we are contractually bound to indemnify those persons if investors are successful in seeking to recover losses from those parties and the trusts are found to have made materially misleading statements or to have omitted material information.

        We do not maintain reserves or insurance against this potential liability. If we are liable for losses investors incur in any of the securitizations that we facilitate or structure, our profitability or financial position could be materially adversely affected.

If our relationships with key clients terminate, our revenue and results of operations would be adversely affected.

        We structure and support private student loan programs for commercial banks, including Bank One N.A. and Bank of America N.A. Structural advisory fees and residuals from securitization of Bank One private label loans represented approximately 59% of our total service revenue for fiscal 2003 and approximately 50% of our total service revenue for fiscal 2002. Structural advisory fees and residuals from securitization of Bank of America private label loans represented approximately 4% of our total service revenue for both fiscal 2003 and fiscal 2002. Bank of America is also the exclusive lender for our GATE program clients. Our current agreement with Bank One is scheduled to terminate in 2007, and our private label agreement with Bank of America may terminate as early as June 2004. However, each client has the right to terminate our agreement on short notice, generally 30 days or less, if we materially breach our agreement, including our failure to perform at service levels specified in those contracts. A significant decline in services to Bank One or Bank of America could reduce the overall volume of loans we facilitate, which could be difficult to replace through arrangements with other lenders. Our revenue, business and financial results would suffer as a result.

If our relationship with TERI terminates, our business could be adversely affected.

        In June 2001, we purchased the loan processing operations of TERI and entered into a series of agreements to govern future securitizations of TERI-guaranteed loans. TERI continues to provide private student loan guarantee, education information and counseling services for students, and is the exclusive third-party provider of borrower default guarantees for our clients' private label loans. We have entered into an agreement to provide various services to TERI and received fees from TERI for services performed of $20.6 million, or 23% of our total service revenue, for fiscal 2003 and $14.2 million, or 34% of our total service revenue, for fiscal 2002. In addition, we have agreed to undertake on a best-efforts basis to arrange or facilitate securitizations for a limited category of TERI-guaranteed loans and have the right to receive structural advisory and other fees in connection with these securitizations. We also have entered into an agreement to receive from TERI updated information about the performance of the student loans it has guaranteed to allow us to supplement our database. Each of these agreements with TERI has an initial term through June 2006 with a renewal option exercisable by either party for an additional five-year term. If our agreements with TERI terminate for any reason, or if TERI fails to comply with its obligations, our business would be adversely affected and the value of our intangible assets could be impaired for the following reasons:

  •
  we may not be able to offer our clients guarantee services from another guarantor and, accordingly, our access to loans and our opportunities to structure securitization transactions may diminish significantly;

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  we may not be successful in establishing an arrangement with a third party to provide the warranties that TERI currently provides to lenders related to origination services. In such case, we may be required to provide such warranties; and

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  if TERI is unable to provide guarantee services, the financial guarantee insurance coverage we obtain in securitization transactions could be more costly, if it is available at all.

        In such events, demand for our services, including opportunities to structure and facilitate securitization transactions, could decline, which would adversely affect our business. In addition, the value of the loan pools in the securitization transactions we facilitate could decline and the value of our residuals could be reduced.

Our business could be adversely affected if TERI's ratings are downgraded, if TERI fails to maintain its not-for-profit status or if TERI's not-for-profit status ceased to be a competitive advantage.

        In its role as guarantor in the private education lending market, TERI agrees to reimburse lenders for unpaid principal and interest on defaulted loans. TERI is the exclusive provider of borrower default guarantees for our clients' private student loans. TERI currently has a Baa3 counterparty rating from Moody's Investors Service, which is the lowest investment-grade rating, and an insurer financial strength rating of A+ from Fitch Ratings. If these ratings are lowered, our clients may not wish to enter into guarantee arrangements with TERI. In addition, we may receive lower structural advisory fees because the costs of obtaining financial guarantee insurance for the asset-backed securitizations that we structure could increase. In such case, our business would be adversely affected.

        TERI is a not-for-profit organization and, as a result, borrowers have been deemed unable to discharge in bankruptcy proceedings loans that TERI guarantees. If TERI loses its not-for-profit status, and TERI-guaranteed student loans become dischargeable in bankruptcy, recovery rates on these loans could decline. In such event, our business could be adversely affected for the following reasons:

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  our residuals in the securitization trusts could decline because of increased default rates and collection costs; and

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  the securitization transactions that we structure could be on less favorable terms because investors and financial guarantee insurers could become more concerned with default and recovery rates.

        Assuming that TERI retains its not-for-profit status, TERI's position as the leading provider of private education loan guarantees could be adversely affected if the U.S. federal bankruptcy laws are amended to make student loans generally non-dischargeable in bankruptcy, as provided in legislation currently before the U.S. Congress. If such an amendment were enacted:

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  lenders who would currently seek a guarantee from a not-for-profit entity such as TERI in order for their private student loans to become non-dischargeable in bankruptcy may cease to do so; and

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  TERI would cease to have this competitive advantage over potential for-profit providers of the services that TERI provides.

        As a result of these impacts on TERI, lenders might be less inclined to utilize the TERI-guaranteed private label loan programs, which could, in turn, harm our business and results of operations.

Our business could be adversely affected if PHEAA fails to provide adequate or timely services or if our relationship with PHEAA terminates.

        Pennsylvania Higher Education Assistance Agency, or PHEAA, currently services substantially all loans whose origination we facilitate. This arrangement allows us to increase the volume of loans in our clients' loan programs without incurring the overhead investment in servicing operations. As with any external service provider, there are risks associated with inadequate or untimely services. We regularly monitor the servicing portfolio reports, including delinquencies and defaults. A substantial increase in the delinquency rate could adversely affect our ability to access profitably the securitization markets for our clients' loans. In addition, if our relationship with PHEAA terminates, we would need to develop a relationship with another loan servicer, which could be time-consuming and costly. In such event, our business could be adversely affected. Although we periodically review the costs associated with establishing servicing operations to service loans, we have no plans to establish and perform servicing operations at this time.

The outsourcing services market for education lending is highly competitive, and if we are not able to compete effectively, our revenue and results of operations may be adversely affected.

        We assist national and regional financial institutions and educational institutions, as well as businesses and other organizations in structuring and supporting their private education loan programs. In providing our services, we receive fees for services we provide primarily in connection with the securitization of our clients' loans. The outsourcing services market in which we operate includes a large number of service providers, some of which have greater financial, technical and marketing resources, larger customer bases, greater name recognition and more established relationships with their clients than we have. Larger competitors with greater financial resources may be better able to respond to the need for technological changes, compete for skilled professionals, build upon efficiencies based on a larger volume of loan transactions, fund internal growth and compete for market share generally. We may face competition from our clients if they choose to provide directly the services that we currently provide, and from third parties who decide to expand their services to include the suite of services that we provide. We are aware of two competitors, SLM Corporation, or Sallie Mae, and Servus Financial Corporation, an affiliate of Wells Fargo Company, that offer a similar range of services to lenders. Our business could also be adversely affected if Sallie Mae seeks to market more aggressively to third parties the full range of services for private loan programs that we provide. If we are not able to compete effectively, our revenue and results of operations may be adversely affected. In addition, if third parties choose to provide the range of services that we provide, pricing for our services may become more competitive, which could lower our profitability.

        Historically, lenders in the education loan market have focused their lending activities on federal loans because of the relative size of the federal loan market and because the federal government guarantees repayment of these loans, thereby significantly limiting the lenders' credit risk. The demand for our services could decline if lenders place additional emphasis on the private education loan market and offer the services we provide.

The growth of our business could be adversely affected if annual and aggregate limitations under federal student loan programs increase.

        We focus our business exclusively on the market for private education loans, and more than 90% of our business is concentrated in loan programs for post-secondary education. The availability of loans that the federal government originates or guarantees affects the demand for private student loans because students and their families often rely on private loans to bridge the gap between available funds, including family savings, grants and federal and state loans, and the costs of post-secondary education. The federal government currently places both annual and aggregate limitations on the amount of federal loans that any student can receive, and these limitations are adjusted in connection with funding authorizations from the United States Congress for programs under the Higher Education Act. The limitations on federal student loans have not been adjusted since 1992, and Congress could increase the limitations as early as 2004. If Congress increases either the annual or aggregate loan limitations, or otherwise increases the funding available under federal student loan programs, demand for private student loans could weaken, which could adversely affect the volume of private loans and the securitization transactions that we facilitate and structure and, as a result, the growth of our business.

Access to alternative means of financing the costs of education may reduce demand for private student loans.

        The demand for private student loans could weaken if student borrowers use other vehicles to bridge the gap between available funds and costs of post-secondary education. These vehicles include, among others:

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  home equity loans, under which families borrow money based on the value of their real estate;

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  pre-paid tuition plans, which allow students to pay tuition at today's rates to cover tuition costs in the future;

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  529 plans, which are state-sponsored investment plans that allow a family to save funds for education expenses; and

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  education IRAs, now known as Coverdell Education Savings Accounts, under which a holder can make annual contributions for education savings.

        If demand for private student loans weakens, we would experience reduced demand for our services, which would seriously harm our financial results.

If competitors acquire or develop a student loan database or advanced loan information processing systems, our business could be adversely affected.

        We own proprietary databases of historical information on private student loan performance that we use to help us establish the pricing provisions of new loan programs, determine the terms of securitization transactions and establish the present value of the structural advisory fees and residuals that we recognize as revenue. We also have developed a proprietary loan information processing system to enhance our application processing and loan origination capabilities. Our student loan databases and loan information processing system provide us with a competitive advantage in offering our services. Third parties could create or acquire databases and systems such as ours. For example, as lenders and other organizations in the student loan market originate or service loans, they compile over time information for their own student loan performance database. If a third party creates or acquires a student loan database or develops a loan information processing system, our competitive positioning, ability to attract new clients and business could be adversely affected.

If our clients do not successfully market and sell student loans, our business will be adversely affected.

        We provide outsourcing services to lenders and educational institutions, as well as businesses and other organizations in structuring and supporting their private education loan programs. We rely on our clients to market and sell education loans to student borrowers. If they do not devote sufficient time and resources to their marketing efforts, or if they are otherwise not successful in these efforts, then we may experience a reduction in the volume of loans that we process and securitize, and our business will be adversely affected.

Changes in interest rates could affect the value of our additional structural advisory fees and residuals receivables, as well as demand for private student loans and our services.

        Student loans typically carry floating interest rates. Higher interest rates could increase the cost of the loan to the borrower, which in turn, could cause an increase in prepayment and default rates for outstanding student loans. If this occurs, we may experience a decline in the value of our additional structural advisory fees and residuals receivables in connection with the securitizations that we facilitate. In addition, most of the student loans that our clients originate carry floating rates of interest tied to prevailing short-term interest rates. An increase in interest rates could reduce borrowing for education generally, which, in turn, could cause the overall demand for our services to decline.

If we are unable to protect the confidentiality of our proprietary database and information systems and processes, the value of our services and technology will be adversely affected.

        We rely on trade secret laws and restrictions on disclosure to protect our proprietary database and information systems and processes. We have entered into confidentiality agreements with third parties and with some of our employees to maintain the confidentiality of our trade secrets and proprietary information. These methods may neither effectively prevent disclosure of our confidential information nor provide meaningful protection for our confidential information if there is unauthorized use or disclosure.

        We own no patents and have filed no patent applications with respect to our proprietary database or loan information processing systems. Accordingly, our technology is not covered by patents that would preclude or inhibit competitors from entering our market. Monitoring unauthorized use of the systems and processes that we developed is difficult, and we cannot be certain that the steps that we have taken will prevent unauthorized use of our technology. Furthermore, others may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our proprietary information. If we are unable to protect the confidentiality of our proprietary information and know-how, the value of our technology and services will be adversely affected.

An interruption in or breach of our information systems may result in lost business.

        We rely heavily upon communications and information systems to conduct our business. As we implement our growth strategy and increase our volume of business, that reliance will increase. Any failure or interruption, or breach in security, of our information systems or the third-party information systems on which we rely could cause underwriting or other delays and could result in fewer loan applications being received, slower processing of applications and reduced efficiency in loan processing. A failure, interruption or breach in security could also result in an obligation to notify clients in states such as California that require such notification, with possible civil liability resulting from such failure, interruption or breach. We cannot assure you that such failures, interruptions or breaches will not occur, or if they do occur that we or the third parties on which we rely will adequately address them. We have implemented precautionary measures to avoid systems outages and to minimize the effects of any data or telephone systems interruptions, but we have not instituted fully redundant systems. The occurrence of any failure, interruption or breach could significantly harm our business.

The loan origination process is becoming increasingly dependent upon technological advancement, and we could lose clients and market share if we are not able to keep pace with rapid changes in technology.

        Our ability to handle an increasing volume of transactions is based in large part on the advanced systems and processes we have implemented and developed. The loan origination process is becoming increasingly dependent upon technological advancement such as the ability to process loans over the Internet, accept electronic signatures and provide process updates instantly. Our future success depends in part on our ability to develop and implement technology solutions that anticipate and keep pace with these and other continuing changes in technology, industry standards and client preferences. We may not be successful in anticipating or responding to these developments on a timely basis. If competitors introduce products, services, systems and processes that are better than ours or that gain greater market acceptance, those that we offer or use may become obsolete or noncompetitive. Any one of these circumstances could have a material adverse effect on our ability to obtain and retain key clients.

        We may be required to expend significant funds to develop or acquire new technologies. If we cannot offer new technologies as quickly as our competitors, we could lose clients and market share. We also could lose market share if our competitors develop more cost-effective technologies than those we offer or develop.

We have expanded our operations rapidly in recent years, and if we fail to manage effectively our growth, our financial results could be adversely affected.

        The number of our employees increased to 261 regular employees and 35 seasonal employees as of June 30, 2003 from 194 regular employees and 22 seasonal employees as of June 30, 2002. Many of these employees have very limited experience with us and a limited understanding of our systems and controls. From our inception to June 30, 2003, our assets have grown to $87.1 million, and our revenue increased to $91.4 million in fiscal 2003 from $41.3 million in fiscal 2002. Our growth may place a strain on our management systems and resources. We must continue to refine and expand our business development capabilities, our systems and processes and our access to financing sources. As we grow, we must continue to hire, train, supervise and manage new employees. We cannot assure you that we will be able to:

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  meet our capital needs;

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  expand our systems effectively;

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  allocate our human resources optimally;

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  identify and hire qualified employees; or

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  incorporate effectively the components of any business that we may acquire in our effort to achieve growth.

        If we are unable to manage our growth, our operations and our financial results could be adversely affected.

If we become subject to the licensing laws of any jurisdiction or any additional government regulation, our compliance costs could increase significantly.

        Although we are subject to certain state and federal consumer protection laws, which are subject to change, we believe our operations currently do not require us to be licensed with any regulatory body. The Massachusetts Division of Banks ruled that our business with TERI is not subject to licensure because, as a provider of loan origination outsourcing services, we do not conduct lending business with consumers in our own name and our processing centers are not generally open to the public.

        The Massachusetts Small Loan Act requires any person that is engaged, for compensation, in the business of making small loans, or in aiding or assisting the borrower or the lender in procuring or making such loans, to obtain a license. Under the statute, the business of making small loans includes the making of loans of $6,000 or less with interest rates and expenses of more than 12% per year. We could become subject to the Small Loan Act in the future if, for example, interest rates exceed 12% or the Massachusetts Division of Banks revokes its previous determination that our operations are exempt.

        We could also become subject to licensing laws due to changes in existing federal and state regulations. The Massachusetts legislature could, for example, modify the statutory requirements under the Small Loan Act. If the Massachusetts legislature, or any other state or federal regulatory authority, changes existing laws and rules, or enacts new laws or rules, we could be forced to make changes in our relationships with lenders, educational institutions, guarantors, servicers or the trusts involved in the securitizations that we facilitate. Specifically, changes in existing laws and rules could also require us to implement additional or different programs and information technology systems and could impose licensing, capital and reserve requirements and additional costs, including administrative, compliance and third-party service costs.

        We could also become subject to licensing laws in Massachusetts and other states if we engage in licensable activities in the future, such as loan guarantees, or if our operations became sufficiently localized in other states to trigger licensing. We have consulted with national counsel regarding state laws outside of Massachusetts governing the licensing of loan brokers and loan arrangers. As a result of that legal review, we have consulted with local counsel in relevant states. Based on the advice of local counsel and, in some states, additional informal advice from state regulators, we have concluded that no such licenses are required in any but two states, where we are seeking formal regulatory opinions similar to the Massachusetts Division of Banks' ruling. While we have not received formal licensing rulings from states other than Massachusetts, we do not believe that any other state would have jurisdiction over our operations because:

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  all of our contracts with consumers are conducted in the name of federal and state chartered financial institutions, which generally are exempt from additional licensure of the business of lending, or in the name of TERI, which has satisfied Massachusetts licensure requirements; and

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  our contacts with borrowers outside of Massachusetts occur exclusively in interstate commerce, through the mail, by phone and through the Internet.

        If the rulings we have sought are not favorable or if another state where we have received favorable guidance changes its position and asserts jurisdiction over our business, we will proceed with licensing in the affected state. Our activities in that state could be curtailed pending processing of a licensing application and we could be subject to civil or criminal penalties.

        We believe that our consultations with national and local counsel have identified all material licensing and regulatory requirements that could apply to our business outside of Massachusetts. The risk remains, however, that an unusual regulatory regime could exist in a state that would permit such state, even if we were not physically present, to assert successfully jurisdiction over our operations for services we provide through the mail, by phone, through the Internet or by other remote means. Our failure to comply with such requirements could subject us to civil or criminal penalties and could curtail our ability to continue to conduct business in that jurisdiction. In addition, compliance with such requirements could involve additional costs. Either of these consequences could have a material adverse effect on our business and results of operations.

        In addition, other organizations with which we work, including TERI, are subject to licensing and extensive governmental regulations, including truth-in-lending laws and other consumer protection regulations. From time to time we have, and we may in the future, become responsible for compliance with these regulations under contractual arrangements with our clients. If we fail to comply with these regulations, we could be subject to civil or criminal penalties.

Failure to comply with consumer protection laws could subject us to civil and criminal penalties and affect the value of our assets.

        The federal government and state governments regulate extensively the financial institutions and other entities that originate loans in the student loan market. These regulations include usury, disclosure, credit reporting, identity theft, privacy, fraud and abuse and other laws to protect borrowers. Violations of the laws or regulations governing our operations or the operation of TERI or our other clients could result in the imposition of civil or criminal penalties, the cancellation of our contracts to provide services or exclusion from participating in education loan programs. These penalties or exclusions, were they to occur, would negatively impair our ability to operate our business. In addition, the loan assets held by securitization trusts that we have structured could be adversely impacted by violation of consumer protection laws. In such event, the value of our residual interests could also be adversely impacted. In some cases, such violations may render the loan assets unenforceable.

Risks Related to this Offering

We cannot assure you that a market will develop for our common stock or what the market price of our common stock will be.

        Before this offering, there was no public trading market for our common stock, and we cannot assure you that one will develop or be sustained after this offering. If a market does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at an attractive price or at all. We cannot predict the prices at which our common stock will trade. The initial public offering price for our common stock will be determined through our negotiations with underwriters and may not bear any relationship to the market price at which it will trade after this offering or to any other established criteria of our value. It is possible that in some future quarter our operating results may be below the expectations of public market analysts and investors. As a result of these and other factors, the price of our common stock may fall.

The price of our common stock may be volatile.

        The trading price of our common stock following this offering may fluctuate substantially. The price of the common stock that will prevail in the market after this offering may be higher or lower than the price you pay, depending on many factors, some of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to lose part or all of your investment in our shares of common stock. Those factors that could cause fluctuations include, but are not limited to, the following:

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  difficulties we may encounter in the securitizations that we structure or the loss of opportunities to structure securitization transactions;

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  price and volume fluctuations in the overall stock market from time to time;

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  significant volatility in the market price and trading volume of financial services and process outsourcing companies;

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  actual or anticipated changes in our earnings or fluctuations in our operating results or in the expectations of securities analysts;

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  general economic conditions and trends;

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  major catastrophic events;

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  loss of a significant client or clients;

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  sales of large blocks of our stock; or

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  departures of key personnel.

        In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been brought against that company. Due to the potential volatility of our stock price, we may therefore be the target of securities litigation in the future. Securities litigation could result in substantial costs and divert management's attention and resources from our business.

If a substantial number of shares become available for sale and are sold in a short period of time, the market price of our common stock could decline.

        If our existing stockholders sell substantial amounts of our common stock in the public market following this offering, the market price of our common stock could decrease significantly. The perception in the public market that our existing stockholders might sell shares of common stock could also depress our market price. Upon completion of this offering we will have 60,468,200 shares of common stock outstanding, assuming no exercise of the underwriters' over-allotment option, of which our current stockholders will hold 47,968,200 shares. All of our existing stockholders will be subject to the lock-up agreements with the underwriters described in "Underwriting" and will be subject to the Rule 144 holding period requirements described in "Shares Eligible for Future Sale." After all of these agreements expire and applicable holding periods have elapsed, an aggregate of 47,968,200 shares will be eligible for sale in the public market. The market price of shares of our common stock may drop significantly when the restrictions on resale by our existing stockholders lapse. A decline in the price of shares of our common stock might impede our ability to raise capital through the issuance of additional shares of our common stock or other equity securities.

If you purchase shares of common stock sold in this offering, you will experience immediate dilution.

        If you purchase shares of common stock in this offering, you would experience immediate dilution of $13.57 per share, because the price that you pay, assuming an initial public offering price of $16.00 per share, would be substantially greater than the net tangible book value per share of the shares you acquire. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares. You would experience additional dilution upon the exercise of stock options to purchase common stock granted to our employees under our equity incentive plans.

We have broad discretion in the use of proceeds of this offering.

        We have designated only a small percentage of the anticipated net proceeds of this offering for specific uses, and our business plan is subject to change based upon changing conditions and opportunities. For example, we may seek to make acquisitions and investments. Accordingly, our management will have considerable discretion in the application of the net proceeds of this offering, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. Moreover, you will not have the opportunity to evaluate the economic, financial or other information on which we base our future decisions on how to use the proceeds of this offering. As a result, you and other stockholders may not agree with our use of the proceeds of this offering.

Insiders will continue to have substantial control over us after this offering and could limit your ability to influence the outcome of key transactions, including a change of control.

        Our principal stockholders, directors and executive officers and entities affiliated with them will beneficially own approximately 71% of the outstanding shares of our common stock after this offering. As a result, these stockholders, if acting together, would be able to influence or control matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other extraordinary transactions. They may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. The concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately affect the market price of our common stock.

Some provisions in our certificate of incorporation and by-laws may deter third parties from acquiring us.

        Our certificate of incorporation and by-laws contain provisions that may make the acquisition of our company more difficult without the approval of our board of directors, including the following:

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  only our board of directors, the chairman of our board of directors or our president may call special meetings of our stockholders;

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  our stockholders may take action only at a meeting of our stockholders and not by written consent;

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  we have authorized undesignated preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval;

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  our directors may be removed only for cause by the affirmative vote of a majority of the directors present at a meeting duly held at which a quorum is present, or the holders of 75% of the votes that all stockholders would be entitled to cast in the election of directors; and

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  we require advance notice requirements for stockholder proposals.

        These anti-takeover defenses could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take other corporate actions you desire.

Section 203 of the Delaware General Corporation Law may delay, defer or prevent a change in control that our stockholders might consider to be in their best interests.

        We are subject to Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, prohibits "business combinations" between a Delaware corporation and an "interested stockholder," which is generally defined as a stockholder who becomes a beneficial owner of 15% or more of a Delaware corporation's voting stock for a three-year period following the date that such stockholder became an interested stockholder. Section 203 could have the effect of delaying, deferring or preventing a change in control that our stockholders might consider to be in their best interests.

FORWARD-LOOKING STATEMENTS AND PROJECTIONS

        This prospectus contains forward-looking statements. Forward-looking statements relate to future events of our future financial performance. We generally identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these terms or other similar words. These statements are only predictions. The outcome of the events described in these forward-looking statements is subject to known and unknown risks, uncertainties and other factors that may cause our clients' or our industry's actual results, levels of activity, performance or achievements expressed or implied by these forward-looking statements, to differ. The "Risk Factors" section and those sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" as well as other sections in this prospectus discuss some of the factors that could contribute to these differences.

        The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

        This prospectus also contains market data related to our business and industry. This market data includes projections that are based on a number of assumptions. If these assumptions turn out to be incorrect, actual results may differ from the projections based on these assumptions. As a result, our markets may not grow at the rates projected by these data, or at all. The failure of these markets to grow at these projected rates may have a material adverse effect on our business, results of operations and financial condition and the market price of our common stock.

USE OF PROCEEDS

        We estimate that the net proceeds of the sale of the 6,875,000 shares of common stock that we are offering will be approximately $100.5 million, assuming an initial public offering price of $16.00 per share, which is the midpoint of the range listed on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses that we must pay. We will not receive any of the proceeds of the sale of shares of common stock by the selling stockholders. See "Principal and Selling Stockholders." If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds from this offering will be approximately $115.8 million.

        The principal purposes of this offering are to strengthen our balance sheet with additional working capital, establish a public market for our common stock, facilitate possible acquisitions and investments, increase our visibility in the marketplace, facilitate future access to public capital markets and provide liquidity to existing stockholders. We believe that by strengthening our balance sheet with additional working capital through this offering, financial institutions may have a greater degree of comfort working with us, which may enhance our ability to attract and retain these financial institutions as our clients.

        We intend to use the net proceeds from this offering for the following:

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  capital expenditures related to the relocation of our headquarters, including office equipment;

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  capital expenditures related to our loan processing infrastructure, including computer hardware such as servers, scanners and enhanced redundancy systems, in connection with our facilities relocation and in the ordinary course of business;

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  general corporate purposes, including working capital; and

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  possible acquisitions and investments.

        We expect to use approximately $3.0 million for capital expenditures in connection with the relocation of our headquarters and related improvements to our loan processing infrastructure. We have otherwise not determined the amount of net proceeds to be used specifically for the foregoing purposes. As a result, our management will have significant discretion in applying our net proceeds of the offering. We currently have no agreements or commitments with respect to any acquisitions or investments. Pending specific application of our net proceeds, we plan to invest our net proceeds in government securities and other short-term, investment-grade, marketable securities.

DIVIDEND POLICY

        We have never declared or paid any cash dividends on our capital stock. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business. Accordingly, we do not anticipate declaring or paying any cash dividends in the foreseeable future. Our board of directors will have discretion in determining whether to declare or pay dividends, which will depend upon our financial condition, results of operations, capital requirements and such other factors as the board of directors deems relevant. In addition, covenants in our credit agreement impose restrictions on our ability to declare and pay cash dividends in the event that we are in default.

CAPITALIZATION

        The following table sets forth our capitalization as of June 30, 2003:

  •
  on an actual basis; and

  •
  on an as adjusted basis to reflect the sale of 6,875,000 shares of common stock that we are offering at an assumed initial public offering price of $16.00 per share, after deducting estimated underwriting discounts and commissions and estimated expenses that we must pay.

        You should read the following table in conjunction with our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus.

	As of June 30, 2003
	Actual	As adjusted
	(in thousands, except share and per share data)
Notes payable, net of current portion	$6,004	$6,004

Stockholders' equity:
Preferred stock, $0.01 par value per share; no shares authorized, issued or outstanding, actual; 20,000,000 shares authorized and no shares issued or outstanding, as adjusted	—	—
Common stock, $0.01 par value per share; 100,000,000 shares authorized; 53,185,440 shares issued and outstanding, actual; 60,060,440 shares issued and outstanding, as adjusted	532	601
Additional paid-in capital	13,239	113,670
Retained earnings	38,653	38,653

Total stockholders' equity	52,424	152,924

Total capitalization	$58,428	$158,928

DILUTION

        Our net tangible book value as of June 30, 2003 was $45.6 million, or $0.86 per share of common stock. Net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of shares of common stock outstanding.

        After giving effect to the sale by us of 6,875,000 shares of common stock in this offering at an assumed initial public offering price of $16.00 per share, which is the midpoint of the range listed on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our adjusted net tangible book value as of June 30, 2003 would have been approximately $146.1 million, or approximately $2.43 per share. This amount represents an immediate increase in net tangible book value of $1.57 per share to our existing stockholders and an immediate dilution in net tangible book value of approximately $13.57 per share to new investors purchasing shares of common stock in this offering at the assumed initial public offering price. We determine dilution by subtracting the adjusted net tangible book value per share after this offering from the amount of cash that a new investor paid for a share of common stock. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$16.00
Net tangible book value as of June 30, 2003	0.86
Increase per share attributable to new investors	1.57

Adjusted net tangible book value per share after this offering		2.43

Dilution in net tangible book value per share to new investors		$13.57

        If the underwriters exercise their option to purchase additional shares of our common stock in full in this offering, the net tangible book value per share after the offering would be $2.64 per share, the increase in net tangible book value per share to existing stockholders would be $1.78 per share and the dilution to new investors purchasing shares in this offering would be $13.36 per share.

        The following table summarizes, as of June 30, 2003, the differences between the number of shares purchased from us, the total consideration paid to us and the average price per share that existing stockholders and new investors paid. The calculation below is based on an assumed initial public offering price of $16.00 per share, which is the midpoint of the range listed on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses that we must pay:

	Shares purchased		Total consideration
					Average price per share
	Number	Percent	Amount	Percent
Existing stockholders	53,185,440	89%	$13,771,000	11%	$0.26
New investors	6,875,000	11	110,000,000	89	16.00

Total	60,060,440	100%	$123,771,000	100%

        If the underwriters exercise their option to purchase additional shares of our common stock in full in this offering, the number of shares held by new investors will increase to 7,906,250 shares, or 13% of the total number of shares of common stock outstanding after this offering.

        The above discussion and table assume no exercise of stock options after June 30, 2003. As of June 30, 2003, we had outstanding options to purchase a total of 6,418,000 shares of common stock at a weighted average exercise price of $1.86 per share. To the extent any of these options is exercised, there will be further dilution to new investors. To the extent all such stock options had been exercised as of June 30, 2003, adjusted net tangible book value per share after this offering would be $2.38 and total dilution to new investors would be $13.62.

SELECTED CONSOLIDATED FINANCIAL DATA

        The following selected consolidated financial data should be read in conjunction with, and are qualified by reference to, our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus. The data for the years ended June 30, 2003, 2002 and 2001 and as of June 30, 2003 and 2002 are derived from consolidated financial statements audited by KPMG LLP, independent auditors, and included elsewhere in this prospectus. The data for the years ended June 30, 2000 and 1999 and as of June 30, 2001, 2000 and 1999 are derived from our audited financial statements not included in this prospectus. The historical results presented here are not necessarily indicative of future results.

	Fiscal
	2003	2002	2001	2000	1999
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Service revenue:
Structural advisory fees	$39,337	$14,760	$5,256	$2,524	$1,525
Residuals	30,027	11,832	1,136	477	190
Administrative and other fees	1,415	475	360	969	588
Processing fees from TERI	20,577	14,192	—	—	—

Total service revenue	91,356	41,259	6,752	3,970	2,303
Operating expenses:
Compensation and benefits	19,816	11,488	2,794	2,284	1,815
General and administrative expenses	16,073	10,652	1,943	1,829	1,369

Total operating expenses	35,889	22,140	4,737	4,113	3,184

Income (loss) from operations	55,467	19,119	2,015	(143)	(881)
Other (income) expense:
Interest expense	1,561	1,805	—	—	—
Interest income	(105)	(91)	(53)	(53)	(50)
Other income	(2)	(131)	—		—

Total other (income) expense, net	1,454	1,583	(53)	(53)	(50)

Income (loss) before income tax expense	54,013	17,536	2,068	(90)	(831)
Income tax expense	22,514	5,307	14	15	5

Net income (loss)	$31,499	$12,229	$2,054	$(105)	$(836)

Income Per Share Data:
Net income (loss) per common share:
Basic	$0.59	$0.24	$0.04	$0.00	$(0.02)
Diluted	0.51	0.20	0.04	0.00	(0.02)
Weighted average common shares outstanding:
Basic	53,099,116	51,122,000	51,122,000	51,122,000	51,122,000
Diluted	61,560,992	62,268,788	51,122,000	51,122,000	51,122,000
	June 30,
	2003	2002	2001	2000	1999
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$18,327	$7,316	$6,775	$2,035	$1,672
Service receivables	56,905	20,393	3,288	1,508	484
Working capital	7,805	5,778	5,871	2,009	1,610
Total assets	87,053	39,016	19,746	3,836	2,409
Total liabilities	34,629	20,381	14,007	151	119
Total stockholders' equity	52,424	18,635	5,740	3,685	2,290

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        You should read the following discussion in conjunction with our consolidated financial statements and related notes appearing elsewhere in this prospectus. In addition to historical information, this discussion contains forward-looking statements that involve risks, uncertainties and assumptions that could cause actual results to differ materially from management's expectations. Factors that could cause such differences include those described in "Risk Factors" and elsewhere in this prospectus.

Overview

        We provide outsourcing services for private education lending in the United States. We provide services in connection with each of the five typical phases of the student loan lifecycle, offering our clients a single point of interface for:

  •
  program design and marketing;

  •
  borrower inquiry and application;

  •
  loan origination and disbursement;

  •
  loan securitization; and

  •
  loan servicing.

We receive fees for the services we provide in connection with both processing our clients' private student loans and structuring and administering securitizations of those loans.

        We do not take a direct ownership interest in the loans our clients generate, nor do we serve as a lender or guarantor with respect to any loan programs that we facilitate. We assist the lenders in our loan programs in selecting the underwriting criteria used in deciding whether a student loan will be made to an applicant. However, each lender has ultimate control over the selection of these criteria, and in providing our services we are obligated by contract to observe them. Although we oversee loan servicing as a component of our administrative duties, we do not act as a loan servicer.

        We currently focus on facilitating private student loans for undergraduate, graduate and professional education, although we believe we can enhance our service offerings for continuing education programs, primary and secondary schools, career training and study abroad programs. In fiscal 2003, we processed over 252,000 loan applications and facilitated more than $1.0 billion in loan disbursements for students at over 3,000 schools. We have provided structural, advisory and other services for 19 securitization transactions since our formation in 1991.

        We offer services in connection with loan programs targeted at two major marketing channels:

  •
  Private label programs that:

  •
  lenders market directly to prospective student borrowers and their families;

  •
  lenders market directly to educational institutions; and

  •
  businesses, unions, affinity groups and other organizations offer to their employees or members.

  •
  Guaranteed Access to Education, or GATE, programs that educational institutions offer directly to their students.

        Our private label programs contributed $86.0 million, or 94.1%, of our total service revenue in fiscal 2003, while our GATE programs contributed $5.4 million, or 5.9%, of our total service revenue in fiscal 2003.

        In June 2001, we significantly enhanced our risk management and loan processing capabilities through a strategic relationship with TERI. We acquired TERI's loan processing operations, including its historical database, but not its investment assets or guarantee liabilities. In connection with this acquisition, 161 members of TERI's staff became our employees. In addition, we entered into a master servicing agreement pursuant to which TERI engages us to provide loan origination and processing services with respect to the loans generated through the private label programs we facilitate, as well as other TERI-guaranteed loans. TERI reimburses us for the expenses we incur in providing these services. This agreement has a term through June 2006 and provides that either party may unilaterally exercise a right to renew the contract for an additional five-year term. Under the terms of a master loan guarantee agreement that we entered into with TERI, we also agreed to provide to TERI 25% of the residual interest in the securitizations of TERI-guaranteed loans that we facilitate in the future, and a right of first refusal to guarantee our private label clients' existing and future loan programs.

        The primary driver of our results of operations and financial condition is the volume of loans for which we provide outsourcing services from loan origination through securitization. The volume of loans for which we structured securitizations increased to approximately $560 million in fiscal 2003 from approximately $69 million in fiscal 2001. The total volume of loans for which we provided services grew to approximately $1.04 billion in fiscal 2003 from approximately $165 million in fiscal 2001.

        In the first quarter of fiscal 2004, we facilitated disbursement of more than 70,100 loans in an aggregate principal amount in excess of $618 million. Approximately $475 million of this amount was available to us for securitization. In the comparable period of fiscal 2003, we facilitated disbursement of 44,424 loans in an aggregate principal amount of approximately $382 million. Approximately $251 million of this amount was available to us for securitization.

        The dollar volume of the loans originated in the first fiscal quarter and available to us for securitization increased 89% in the first quarter of 2004 as compared to the first quarter of 2003.

        Although we offer our clients a fully integrated suite of outsourcing services, we do not charge separate fees for many of these services. Moreover, although we receive fees for providing loan processing services to TERI in connection with TERI-guaranteed loans, these fees represent reimbursement of the direct expenses we incur. Accordingly, we do not earn a profit on these fees. Although we provide these various services without charging a separate fee, or at "cost" in the case of TERI-guaranteed loans, we generally enter into agreements with the private label lenders, and Bank of America, N.A. in the case of GATE programs, giving us the exclusive right to securitize the loans that they do not intend to hold, and we receive structural advisory fees and residuals for facilitating securitizations of these loans. Our level of profitability depends on these structural advisory fees and residuals. We discuss the manner in which we recognize them in our revenue in greater detail below. We may in the future enter into arrangements with private label lenders under which we provide outsourcing services, but do not have the exclusive right to securitize the loans that they originate.

        Changes in any of the following factors can materially affect our financial results:

  •
  the demand for private education financing;

  •
  the competition for providing private education financing;

  •
  the education financing preferences of students and their families;

  •
  applicable laws and regulations, which may affect the terms upon which our clients agree to make private student loans;

  •
  the private student loan securitization market, including the costs or availability of financing;

  •
  the general interest rate environment, including its effect on our discount rates;

  •
  borrower default rates; and

  •
  prepayment rates on private student loans, including prepayments through loan consolidation.

Securitizations and Related Revenue

        We structure and facilitate securitization transactions for our clients through a series of bankruptcy remote, special purpose trusts. The trusts purchase private student loans from the originating lenders, which relinquish to the trust their ownership interest in the loans. The debt instruments that the trusts issue to finance the purchase of these student loans are obligations of the trusts, rather than our obligations or those of originating lenders. To date, we have utilized the following special purpose entities for the securitizations we have structured:

  •
  The National Collegiate Master Student Loan Trust I, or NCMSLT, was formed in fiscal 2002 to purchase exclusively TERI-guaranteed private label loans.

  •
  The National Collegiate Trust, or NCT, was formed in fiscal 1993 and has established separate securitization trusts, which we refer to as the NCT trusts, that have purchased primarily GATE loans and a limited number of TERI-guaranteed and other loans.

        In the future, we may securitize private label or GATE loans using new trust vehicles.

        Under the terms of some of our contracts with key lender clients, we have an obligation to securitize periodically, typically twice per year, the private student loans that these clients originate. We may agree with certain lenders to securitize more frequently in the future. If we do not honor our obligations to these lenders, we may be required to pay liquidated damages, generally not exceeding an amount equal to 1% of the face amount of the loans available for securitization.

        We receive several types of fees in connection with our securitization services:

  •
  Structural advisory fees. We charge structural advisory fees that are paid in two portions:

  •
  Up-front. We receive a portion of the structural advisory fees when the securitization trust purchases the loans. For these fees, we structure the securities sold in the securitization, coordinate the attorneys, accountants, trustees, loan servicers, loan originators and other transaction participants and prepare the cash flow modeling for rating agencies and financial guarantee insurers. In recent securitizations, these fees have ranged from 4.7% to 6.7% of the principal and capitalized interest of the loans securitized; and

  •
  Additional. We receive a portion of the structural advisory fees over time, based on the amount of loans outstanding in the trust from time to time over the life of the loan. This portion accumulates monthly from the date of a securitization transaction at a rate of 15 basis points per year. We begin to receive this additional portion, plus interest, once the ratio of trust assets to trust liabilities, which we refer to as the "parity ratio," reaches a stipulated level, which ranges from 103.5% to 105.0%. We currently expect to receive the additional fees beginning five to seven years after the date of a particular securitization transaction.

  •
  Residuals.  We also have the right to receive a portion of the residual interests that these trusts create. This interest is junior in priority to the rights of the holders of the debt sold in the securitizations and entitles us to receive:

  •
  in connection with securitizations in NCMSLT, 75% of the residual cash flows once the parity ratio reaches 103.5%; and

  •
  in connection with securitizations in the NCT trusts, our share of residual cash flows once all of the debtholders of the securitization trust have been repaid, plus, in the case of securitized GATE loans, 10% of the residual cash flows.

    Our residual interest derives almost exclusively from the services we perform in connection with each securitization rather than from a direct cash contribution to the securitization trust. We contribute no funding to NCMSLT, the trust that has securitized solely TERI-guaranteed private label loans. In connection with the three most recent securitizations of GATE loans in the NCT trusts, in order to accommodate a limited number of schools, we invested in the aggregate approximately one-third of our GATE-related up-front structural advisory fees to eliminate the risk exposure of those schools. These investments, which reduced our up-front structural advisory fees that would have been recognized in these periods, totaled $2.0 million, $1.8 million and $1.2 million in fiscal 2003, 2002 and 2001, respectively. In fiscal 2003, our investment comprised 5.6% of our total up-front structural advisory fees. In exchange for these investments, we received the rights to the residual interest that these schools would otherwise hold in the trust and accounted for these rights as residuals, consistent with the manner in which we account for our other residuals. The value of these residual interests is primarily affected by the loan performance at each school. In the case of securitizations in NCMSLT, we currently expect to receive the residuals beginning five to seven years after the date of a particular securitization. In the case of securitizations in the NCT trusts, we currently expect to receive the residuals beginning 12 to 15 years after the date of a particular securitization.

  •
  Administrative and other fees.  We receive administrative fees from the trusts ranging from 5 to 20 basis points per year of the debt balance of the trust for daily management of the trusts and for the services we provide in obtaining information from the loan servicer and reporting this and other information to the parties related to the securitization. In addition, in connection with some securitizations, we receive other fees from originating lenders when their loans are purchased by the securitization trust. To date, these other fees have not been material.

Processing Fees from TERI

        We provide outsourcing services to TERI, including loan origination, customer service, default prevention, default processing and administrative services under a master servicing agreement between TERI and us. We recognize as revenue the monthly reimbursement that TERI provides us for the expenses we incur in providing these services. See "Business—Strategic Relationship with The Education Resources Institute."

Recognition and Valuation of Service Revenue

        We recognize up-front structural advisory fees as revenue at the time the securitization trust purchases the loans. In order for the securitization trust to purchase the loans, all of the applicable services must be performed, rating agencies must deliver their ratings letters, transaction counsel must deliver the required legal opinions and the underwriters must receive the debt securities created by the securitization trust. These events indicate that the securitization transaction has been properly structured and loans have been properly sold to the securitization trust.

        As required under accounting principles generally accepted in the United States of America, we also recognize additional structural advisory fees and residuals as revenue at that time, as they are deemed to be earned at the time of the securitization and before we actually receive payment. These amounts are deemed earned because evidence of an arrangement exists, we have provided the services, the fee is fixed and determinable based upon a discounted cash flow analysis, there are no future contingencies or obligations and collection is reasonably assured. We estimate the present value of the additional structural advisory fees and residuals based on certain assumptions we make about the timing and amount of payment.

        Statement of Financial Accounting Standards, or SFAS, No. 140 requires us to measure the additional structural advisory fees and residuals like investments in debt securities classified as available-for-sale or trading under SFAS No. 115, similar to retained interests in securitizations. Accordingly, we record additional structural advisory fees and residuals receivables on our balance sheet at fair value using a discounted cash flow model. We estimate the fair value both initially and each subsequent quarter and reflect the change in value in earnings for that period.

        Because there are no quoted market prices for our additional structural advisory fees and residuals receivables, we use certain key assumptions to estimate their values. See "—Application of Critical Accounting Policies and Estimates—Service Revenue."

        We recognize administrative and other fees, as well as processing fees from TERI, as revenue at the time that we perform the underlying services.

Quarterly Fluctuations

        Our quarterly revenue, operating results and profitability have varied and are expected to continue to vary on a quarterly basis primarily because of the timing of the securitizations that we structure. In fiscal 2003, we facilitated securitizations in the second and fourth fiscal quarters. In addition, during the third quarter of fiscal 2003, NCMSLT utilized funds raised in the second quarter securitization to acquire additional student loans from our clients, which generated service revenue for us in the third quarter. The following table sets forth our quarterly service revenue and net income (loss) for fiscal 2003:

	2003 fiscal quarter
	First	Second	Third	Fourth
	(in thousands)
Service revenue	$6,352	$33,218	$15,629	$36,157
Net income (loss)	(1,596)	14,396	3,934	14,765

        We incurred a net loss in the first fiscal quarter of 2004, as we did not structure a securitization in that quarter. We expect to structure and facilitate a securitization in the second fiscal quarter of 2004.

Results of Operations

Revenue Related to Securitization Transactions

        The following table sets forth for each of the past three fiscal years (by dollar amount and as a percentage of the total volume of loans securitized):

  •
  the total volume of loans securitized by loan type and the securitization-related service revenue components, other than administrative and other fees; and

  •
  updates to reflect any adjustment to additional structural advisory fees and residuals for prior trusts:

Fiscal year	Total volume of loans securitized(1)	Up-front structural advisory fees		Additional structural advisory fees		Total structural advisory fees	Residuals
	(dollars in thousands)
2003
Private label loans	$487,586	$29,919	6.1%	$4,588	0.9%	$34,507	$26,757	5.5%
GATE loans	72,688	3,393	4.7	864	1.2	4,257	742	1.0
Update to prior trusts(2)	—	—		573		573	2,529

Total	$560,274	$33,312		$6,025		$39,337	$30,027

2002
Private label loans	$240,955	$8,679	3.6%	$2,432	1.0%	$11,111	$11,045	4.6%
GATE loans	57,467	2,868	5.0	711	1.2	3,579	607	1.1
Update to prior trusts(2)	—	—		70		70	180

Total	$298,422	$11,547		$3,213		$14,760	$11,832

2001
Private label loans	$12,579	$316	2.5%	$119	0.9%	$435	$111	0.9%
GATE loans	56,462	3,117	5.5	536	0.9	3,653	881	1.6
Update to prior trusts(2)	—	—	—	56		56	144
Other(3)	—	1,111		—		1,111	—

Total	$69,041	$4,544		$711		$5,255	$1,136

(1)
Represents total principal and accrued interest.

(2)
Update to prior trusts reflects changes resulting from the passage of time, which results in accretion of the discounting inherent in the present value estimates of additional structural advisory fees and residuals, as well as changes in the assumptions underlying our estimates of the fair value of these service revenue components.

(3)
During fiscal 2001, we waived the right to securitize $38.8 million of student loans that we had facilitated for a financial institution in return for a fee of $1.1 million. We recorded this amount in fiscal 2001 as an up-front structural advisory fee.

  Structural advisory fees

        Structural advisory fees increased to $39.3 million in fiscal 2003 from $14.8 million in fiscal 2002 and $5.3 million in fiscal 2001. The increase in structural advisory fees was primarily a result of an increase in securitization volume, particularly in private label loans. In addition, changes in the structural advisory fee rates as a percentage of the loan volume securitized also impacted our revenue, as discussed in more detail below.

        Up-front structural advisory fees.    The up-front component of structural advisory fees increased to $33.3 million in fiscal 2003 from $11.5 million in fiscal 2002 and $4.5 million in fiscal 2001. The increase in up-front structural advisory fees was primarily a result of an increase in securitization volume. The increase in the up-front structural advisory fee rates as a percentage of the loan volume securitized between fiscal 2003 and 2002 also resulted in an increase in our revenue, while the change in the proportion of private label loans versus GATE loans securitized between fiscal 2002 and 2001 caused these rates to decrease.

        The following table reflects the increases in up-front structural advisory fees attributable to the increases in securitization volume and changes in the fee rates and loan mix:

		Up-front structural advisory fees
Fiscal year	Total volume of loans securitized	Change attributable to increased securitization volume	Change attributable to change in fee rate and loan mix		Total increase
	(in thousands)
2003	$560,274	$10,132	$11,633		$21,765
2002	298,422	11,407	(4,405)	(1)	7,002

(1)
Reflects $1.1 million we recorded in fiscal 2001 as an up-front structural advisory fee as consideration for the waiver of our right to securitize $38.8 million of student loans that we had facilitated for a financial institution.

        The increase in the up-front structural advisory fee rate between 2002 and 2003 was due in part to the fact that when NCMSLT was established, its structure permitted our clients to sell new loans into the same trust that holds loans from previous securitizations. As a result, each of the securitizations in NCMSLT conducted in fiscal 2003 created a new, larger pool of collateral made up of loans newly securitized as well as those previously securitized. Previously securitized loans have earned, for a longer period of time than newly securitized loans, the spread between the interest earned on student loans and the interest paid by the trust holding these loans, enhancing the overall parity ratio (trust assets over trust liabilities) of the trust. Combining new loans into an existing trust with a higher parity ratio than a trust that holds only newly securitized loans provides the trust with greater assets. This structure allows us to increase the up-front structural advisory fee rates that we can earn from the trust for the securitization of these newly securitized loans.

        As of June 30, 2003, NCMSLT is a Qualified Special Purpose Entity, or QSPE. In regards to a QSPE, a company would not need to include the assets, liabilities, non-controlling interests and results of activities of such entity in its consolidated financial statements. The Financial Accounting Standards Board, or FASB, has issued an Exposure Draft, "Qualifying Special-Purpose Entities and Isolation of Transferred Assets, an amendment of FASB Statement No. 140." This proposal would, among other things, change the requirements that an entity must meet in order to be considered a QSPE. Given the uncertainties associated with the pending FASB Exposure, we have decided to use discrete trusts, rather than NCMSLT, for future securitizations. See "—Consolidation."

        Since we will use discrete trusts to securitize private label student loans going forward, our future up-front structuring fee rates for these loans are likely to be lower than they were during fiscal 2003.

        Additional structural advisory fees.    The additional component of structural advisory fees increased to $6.0 million in fiscal 2003 from $3.2 million in fiscal 2002 and $0.7 million in fiscal 2001. The increase in additional structural advisory fees was primarily a result of an increase in securitization volume, and, to a lesser extent, a decrease in the discount rate used to estimate the present value of our additional structural advisory fees. The additional structural advisory fees, which have an estimated average life of approximately six to eight years, are discounted at a rate equal to the 10-year Treasury rate plus 2%, which equaled 5.33% at June 30, 2003, 6.86% at June 30, 2002 and 7.05% at June 30, 2001.

        The following table summarizes the changes in the fair value of the structural advisory fees receivable for the years ended June 30, 2003 and 2002:

	2003	2002
	(in thousands)
Fair value at beginning of year	$4,760	$1,547
Revenue recognized during year
Additions from structuring new securitizations	5,453	3,143
Fair market value adjustments	573	70

Total additional structural advisory fees recognized	6,026	3,213

Fair value at end of year	$10,786	$4,760

        On a quarterly basis, we update our estimate of the present value of our additional structural advisory fees. In doing so, we give effect to the passage of time, which results in the accretion of the discounting inherent in these present value estimates. On an ongoing basis, we monitor the performance of the trust assets, including prepayment, default and recovery rates experience, which we also consider in our estimates. For a discussion of the assumptions we make in estimating our additional structural advisory fees, see "—Application of Critical Accounting Policies and Estimates—Service Revenue."

  Residuals

        Residuals increased to $30.0 million in fiscal 2003 from $11.8 million in fiscal 2002 and $1.1 million in fiscal 2001. The increase in residuals was primarily a result of an increase in securitization volume, as well as an increase in the relative proportion of private label loans securitized, for which we earn a higher residual interest as compared to GATE loans. In addition, we benefited from a reduction in the fourth quarter of fiscal 2003 in the rate charged by a third party relating to private label loan servicing. This reduction in trust expenses increased the value of our residuals generated from securitizations of private label loans that we facilitated in fiscal 2003 as well as prior years.

        On a quarterly basis, we update our estimate of the present value of our residuals. In doing so, we give effect to the passage of time and we apply a discount rate. We used a discount rate of 12% in both fiscal 2003 and 2002, and a discount rate of 9.05% in fiscal 2001. On an ongoing basis, we monitor the performance of the trust assets, including prepayment, default and recovery rates experience, which we also consider in our estimates.

        The following table reflects the increases in residuals attributable to the increase in securitization volume, change in the proportion of private label loans versus GATE loans, adjustment in servicing fee and the change attributable to updates to prior trusts:

		Residuals
Fiscal year	Total volume of loans securitized	Change attributable to increased securitization volume and change in loan mix	Change attributable to adjustment in servicing fee	Change attributable to updates to prior trusts(1)	Total increase
	(in thousands)
2003	$560,274	$14,319	$1,527	$2,349	$18,195
2002	298,422	10,660	—	36	10,696

(1)
The change attributable to updates to prior trusts in fiscal 2003 was the result of the passage of time and the resulting accretion of the discounting inherent in these present value estimates of residuals, rather than changes in our assumptions. In fiscal 2002, the change attributable to updates to prior trusts was primarily due to the passage of time, offset in part by an increase in the discount rate.

        The following table summarizes the changes in the fair value of the residuals receivable for the years ended June 30, 2003 and 2002:

	2003	2002
	(in thousands)
Fair value at beginning of year	$13,573	$1,741
Revenue recognized during year
Additions from structuring new securitizations	27,499	11,652
Fair market value adjustments	2,528	180

Total residuals fees recognized	30,027	11,832

Fair value at end of year	$43,600	$13,573

        For a discussion of the assumptions we make in estimating our residuals, see "—Application of Critical Accounting Policies and Estimates—Service Revenue."

  Administrative and other fees

        Administrative and other fees increased to $1.4 million for fiscal 2003 from $0.5 million for fiscal 2002 and $0.4 million for fiscal 2001. The increases were due to increasing debt balances in the securitization trusts. Also, we increased the administrative fees charged to the 2003 NCT trust used to securitize GATE loans in fiscal 2003 by 10 basis points. We expect that our administrative and other fees will continue to increase as the debt balances in the securitization trusts continue to increase.

Processing Fees from TERI

        Processing fees from TERI increased to $20.6 million in fiscal 2003 from $14.2 million in fiscal 2002. The increase from fiscal 2002 to fiscal 2003 reflects the additional reimbursed expenses required to process the volume of private label loans that we facilitated during these periods, which increased to $965 million in fiscal 2003 from $623 million in fiscal 2002. We began providing loan processing services on behalf of TERI at the beginning of fiscal 2002 and, accordingly, we had no processing fees from TERI prior to fiscal 2002. We expect that our processing fees from TERI will continue to increase as we devote additional personnel and other resources to facilitate expected increases in private label loan volumes.

Operating Expenses

        Total operating expenses increased to $35.9 million in fiscal 2003 from $22.1 million in fiscal 2002 and $4.7 million in fiscal 2001. Compensation and benefits increased to $19.8 million in fiscal 2003 from $11.5 million in fiscal 2002 and $2.8 million in fiscal 2001. General and administrative expenses increased to $16.1 million in fiscal 2003 from $10.7 million in fiscal 2002 from $1.9 million in fiscal 2001.

        Compensation and benefits and general and administrative expenses increased in each of fiscal 2003 and 2002 primarily as a result of an increase in personnel. In June 2001, we acquired TERI's loan processing operations, as well as a workforce-in-place of 161 people, resulting in higher compensation expenses and general and administrative expenses during fiscal 2002 because of the increased costs of running the loan origination and processing operations. During fiscal 2003, we continued to hire additional personnel to meet the operating requirements from our growing loan processing and securitization activities. As our financial performance improved, we also awarded higher performance-based cash compensation to our employees.

        General and administrative expenses also increased in fiscal 2003 as compared to fiscal 2002 and fiscal 2001 as a result of an increase in travel and entertainment expenses, professional fees and credit bureau fees. Travel and entertainment expenses increased to $1.6 million in fiscal 2003 from $1.0 million in fiscal 2002, and professional fees increased to $4.1 million in fiscal 2003 from $2.3 million in fiscal 2002. These expenses increased primarily as a result of expanded business development efforts and a related increase in legal fees associated with attaining new clients. Credit bureau fees increased to $1.0 million in fiscal 2003 from $0.4 million in fiscal 2002 as a result of increased loan applications processed.

        We expect that our operating expenses will continue to increase as we devote additional resources to the expected increasing loan volumes facilitated for our existing and new clients.

        The following table summarizes the components of operating expenses, both those reimbursed and not reimbursed by TERI:

	Operating expenses
	Expenses reimbursed by TERI			Expenses not reimbursed by TERI
Fiscal year	Compensation and benefits	General and administrative expenses	Subtotal operating expenses	Compensation and benefits	General and administrative expenses	Subtotal operating expenses	Total operating expenses
	(in thousands)
2003	$11,205	$9,372	$20,577	$8,611	$6,701	$15,312	$35,889
2002	7,489	6,703	14,192	4,001	3,947	7,948	22,140
2001	—	—	—	2,794	1,943	4,737	4,737

Other (Income) Expense

  Interest expense, net

        Net interest expense was $1.5 million in fiscal 2003 as compared to $1.7 million in fiscal 2002 and ($0.05) million in fiscal 2001. Interest expense decreased to $1.6 million in fiscal 2003 as compared to $1.8 million in fiscal 2002. We had no interest expense in fiscal 2001. Interest income was $0.1 million in fiscal 2003, $0.09 million in fiscal 2002 and $0.05 million in fiscal 2001. Interest expense is attributable to $7.9 million of notes issued in June 2001 to TERI as part of the purchase price for TERI's loan processing operations, and $5.5 million borrowed concurrently from stockholders and certain affiliates to fund such acquisition and for working capital purposes, as described below in "—Financial Condition, Liquidity and Capital Resources." Interest income is derived from our investment of excess cash. On May 30, 2003, we repaid $5.5 million that we borrowed from our stockholders and certain of their affiliates.

        The following table summarizes the components of net interest expense:

Fiscal year	Interest expense	Interest income	Interest expense, net
	(in thousands)
2003	$1,561	$(105)	$1,456
2002	1,804	(91)	1,713
2001	—	(53)	(53)

  Other Income

        Other income decreased to $2,400 in fiscal 2003 from $130,737 in fiscal 2002. Other income for fiscal 2003 relates to rental income for an office that we are subleasing. Other income for fiscal 2002 relates to a one-time reimbursement from a lender to offset the amount we contributed to the NCT trust on behalf of a particular school to cover, in part, its default risk exposure.

Income Tax Expense

        Income tax expense increased to $22.5 million in fiscal 2003 from $5.3 million in fiscal 2002 and $0.01 million in fiscal 2001. The increase in interest tax expense in each year was primarily the result of an increase in income during the period. In addition, in fiscal 2003, our effective tax rate increased from 30% to 42%, primarily as a result of a reduction of $1.9 million in the deferred tax asset valuation allowance during fiscal 2002. Our use during fiscal 2001 of $0.7 million of net operating loss carry-forwards effectively eliminated our income tax expense in that year. We utilized all net operating loss carry-forwards available to us in fiscal 2002.

Financial Condition, Liquidity and Capital Resources

        Our liquidity requirements have historically consisted, and we expect that they will continue to consist, of capital expenditures, working capital, business development expenses, debt service, general corporate expenses and potential acquisitions.

Cash and Cash Equivalents

        At June 30, 2003, we had $18.3 million in cash and cash equivalents and at June 30, 2002, we had $7.3 million in cash and cash equivalents. Cash and cash equivalents includes balances in money market funds and securities purchased under resale agreements with original maturities of three months or less.

Structural Advisory Fees and Residuals Receivables

        Our structural advisory fees and residuals receivables increased primarily as a result of an increase in the securitization volume and a change in the mix of loans securitized to $54.4 million at June 30, 2003 from $18.3 million at June 30, 2002. The additional component of structural advisory fees and residuals that we generated from securitization transactions during fiscal 2003 were included as receivables at June 30, 2003, as we do not expect to begin receiving cash payment related to this revenue for five to seven years after the completion of these securitization transactions. We record structural advisory fees and residuals receivables on our balance sheet at fair value based on certain assumptions we make about timing and amount of payment. We review our fair value estimates quarterly and reflect changes in value in earnings for that period. For a more detailed discussion of our revenue recognition policies, see "—Recognition and Valuation of Service Revenue."

Accounts Payable and Accrued Expenses

        We had accounts payable and accrued expenses of $13.6 million at June 30, 2003 and $3.3 million at June 30, 2002. Our accrued income taxes payable increased to $6.0 million at June 30, 2003 from $0.2 million at June 30, 2002 as our income before income taxes increased during this time. In addition, accruals for performance-based cash compensation increased to $3.0 million at June 30, 2003 from $0.7 million at June 30, 2002. As our financial performance has improved, we have awarded higher performance-based cash compensation to our employees.

Net Deferred Tax Liability

        We have a net deferred tax liability because, under accounting principles generally accepted in the United States of America, we recognize residuals in income earlier than for tax purposes. Our net deferred tax liability increased to $14.4 million at June 30, 2003 from $5.3 million at June 30, 2002, primarily as a result of the increase in our structural advisory fees and residuals receivables.

Contractual Obligations

        In addition to our obligations under the acquisition notes that we issued to TERI in connection with the acquisition of TERI's loan processing operations and the agreement to purchase updates to the student loan database, we have future cash obligations under various types of contracts. We lease office space and office equipment under long-term operating leases. The table below summarizes the dollar amounts of our contractual obligations for the periods specified:

	Contractual obligations
Fiscal year	Long-term debt	Database purchases	Operating lease obligations	Capital lease obligations	Total
	(in thousands)
2004	$670	$748	$1,181	$87	$2,686
2005	712	748	223	64	1,747
2006	755	748	233	64	1,800
2007	802	62	220	64	1,148
2008	852	—	—	26	878
Thereafter	2,883	—	—	—	2,883

Total	$6,674	$2,306	$1,857	$305	$11,142

        Under the terms of the database purchase and supplementation agreement dated June 2001 between TERI and us, we pay a monthly fee of approximately $62,000 as consideration for the rights to receive updates and queries to the loan database that we acquired from TERI. These enhancements increase the value and extend the useful life of the loan database, which represents a significant component of the pricing strategy for future securitizations. The database purchase agreement has a term through June 2006 and grants each party a unilateral right to renew the agreement for an additional five-year term for monthly payments of approximately $21,000.

        The contractual obligations set forth in the table do not include obligations under a lease covering approximately 26,000 square feet of office space for our new corporate headquarters in Boston, Massachusetts that we entered into in September 2003. The lease term is scheduled to begin on December 1, 2003, for a term of 10 years and four months. Beginning in fiscal 2005, which will be the first full year of lease payments under this lease, our lease payments will be approximately $0.9 million per year. These annual lease payments will increase to approximately $1.0 million beginning in fiscal 2007 and to approximately $1.1 million beginning in fiscal 2010.

Cash Flows

        We had net cash from operations for fiscal 2003 of $17.8 million, $3.4 million for fiscal 2002 and $0.6 million for fiscal 2001. For each of fiscal 2003, 2002 and 2001, cash provided by operating activities included our service revenue and interest income. For each of fiscal 2003, 2002 and 2001, our net cash was reduced by payments to employees and suppliers, interest expense and income taxes paid.

        We used $3.0 million of net cash in investing activities for fiscal 2003, $1.9 million for fiscal 2002 and $1.4 million for fiscal 2001. In fiscal 2003 and 2002, the principal use of net cash was capital expenditures, primarily computer and office equipment to allow us to service an increasing volume of loan applications, and to a lesser extent, the acquisition of loan processing operations from TERI. In 2001, the principal use of net cash was for the acquisition of loan processing operations from TERI.

        We used $3.8 million of net cash for financing activities for fiscal 2003 and $0.9 million for fiscal 2002. In fiscal 2003 and 2002, the principal use of cash for financing activities was repayment of notes to stockholders and payments under the notes that we issued to TERI in connection with the loan processing operations acquisition. Net cash we received upon exercise of options and warrants to purchase our common stock offset in part these uses of cash. In fiscal 2001, the principal cash provided by financing activities was proceeds from a $5.5 million note financing with our stockholders and certain affiliates to finance the acquisition of loan processing operations from TERI.

        We expect that our capital expenditure requirements for fiscal 2004 will be approximately $3.0 million. We expect to use these funds primarily for the purchase of computer and office equipment as well as leasehold improvements to our corporate headquarters. We currently have capital expenditure commitments over the next 12 months of approximately $0.5 million.

Borrowings

        In June 2001, we issued two acquisition notes totaling $7.9 million to acquire TERI's loan processing operations as well as its workforce-in-place. Principal and interest at an annual rate of 6% is payable on these notes in 120 monthly payments of $87,706 commencing on July 20, 2001 and ending on June 20, 2011. At June 30, 2003, outstanding principal on these notes totaled $6.7 million as compared to $7.3 million at June 30, 2002.

        In addition, in June 2001, we borrowed $5.5 million from stockholders and certain affiliates of a stockholder to supplement the financing of the acquisition of TERI's loan processing operations and for working capital purposes. These notes were due to mature on May 30, 2004, with interest payable quarterly at an annual rate of 10% of the current principal balance. We were required to pay additional interest at a rate of 15% of the outstanding balance as of June 1 of the previous year each May 30 until maturity. We repaid these notes in full on May 30, 2003.

        Effective April 24, 2002, we entered into a $975,000 revolving line of credit with a bank, none of which was outstanding on June 30, 2003 or 2002. The line of credit has been extended to December 31, 2003, with interest payable annually at the greater of 6% or 1% above the highest published Wall Street Journal prime rate. A member of our board of directors is a director and majority stockholder of the company that owns the bank that provided this line of credit. We believe that the terms of the line of credit are substantially the same as those prevailing at the time we entered into this credit arrangement as we would have received from other banks for a comparable transaction. We do not expect to renew this revolving line of credit.

        On August 28, 2003, we entered into a $10 million revolving credit facility with Fleet National Bank. The revolving credit facility matures on August 28, 2005, with interest currently payable, at our option, at the bank's prime rate or the London Interbank Offered Rate, or LIBOR, plus 2%. The revolving credit line contains financial covenants, including:

  •
  minimum trailing 12-month up-front structural advisory fees of not less than $25 to 30 million;

  •
  minimum tangible net worth of not less than $40 million through June 30, 2004 and the sum of 100% of consolidated tangible net worth plus 85% of consolidated net income, thereafter;

  •
  a maximum liabilities to net worth ratio of not greater than 1.15 to 1.00; and

  •
  a minimum cash flow to debt service ratio of not less than 1.50 to 1.00,

as well as certain financial reporting covenants. We expect to be able to meet these financial and reporting requirements during the term of the revolving credit facility and are currently in compliance with these covenants. This agreement restricts our ability to pay cash dividends in the event we are in default. As of October 25, 2003, we had $6.5 million outstanding under the revolving credit facility. The maximum annual commitment fee is $25,000. The bank has issued on our behalf three irrevocable letters of credit in the aggregate amount of $943,000 in lieu of security deposits for the sublease of office space. The third party beneficiaries have not drawn upon this revolving credit facility. These letters of credit reduce the amount we may borrow under this revolving credit facility.

Short-term Funding Requirements

        We expect to fund our short-term liquidity requirements through cash flow from operations and a portion of the proceeds of this offering. We believe, based on our current operating plan and the proceeds of this offering, that our current cash and other short-term investments will be sufficient to fund our operations for the foreseeable future. In addition, we may use our credit facility as a source of short-term liquidity if the need arises.

Long-term Funding Requirements

        We expect to fund the growth of our business through cash flow from operations and through issuances of common stock, promissory notes or other securities. We expect to assess our financing alternatives periodically and access the capital markets opportunistically. If our existing resources are insufficient to satisfy our liquidity requirements, or if we enter into an acquisition or strategic arrangement with another company, we may need to sell additional equity or debt securities. Any sale of additional equity or debt securities may result in additional dilution to our stockholders, and we cannot be certain that additional public or private financing will be available in amounts or on terms acceptable to us, if at all. If we are unable to obtain this additional financing, we may be required to delay, reduce the scope of, or eliminate one or more aspects of our business development activities, which could harm the growth of our business.

        From our inception, we have raised approximately $27.3 million from the sale of common stock and promissory notes.

        Our actual liquidity and capital funding requirements may depend on numerous factors, including:

  •
  our facilities expansion needs;

  •
  the extent to which our services gain increased market acceptance and remain competitive; and

  •
  the costs and timing of acquisitions of complementary businesses.

        If we are not able to obtain adequate funding when needed, we may have to delay further expansion of our business.

Application of Critical Accounting Policies and Estimates

        Management's Discussion and Analysis of Financial Condition and Results of Operations discusses our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of income and expenses during the reporting periods. We base our estimates and judgments on historical experience and on various other factors that we believe are reasonable under the circumstances. Actual results may differ from these estimates under varying assumptions or conditions.

        Our significant accounting policies are more fully described in Note 2 of the notes to consolidated financial statements, which includes a summary of the accounting positions and methods we use in preparing our consolidated financial statements. On an ongoing basis, we evaluate our estimates and judgments, particularly as they relate to accounting policies that we believe are most "critical" – that is, those that are most important to the portrayal of our financial condition and results of operations. These require our most difficult, subjective and complex judgments, often requiring us to make estimates about the effect of matters that are inherently uncertain. These accounting policies involve the recognition and valuation of our service revenue related to the securitizations that we structure for our clients, as well as the valuation of goodwill and intangible assets. We also consider our policy with respect to the determination of whether or not to consolidate the securitization trusts that we facilitate to be a critical accounting policy.

Service Revenue

        For a discussion of our revenue recognition policy, see "—Recognition and Valuation of Service Revenue."

        Because there are no quoted market prices for our additional structural advisory fees and residuals receivables, we use the following key assumptions to estimate their values:

  •
  the discount rate that we use to calculate the present value of our additional structural advisory fees and residuals;

  •
  the annual compound rate of student loan prepayments, which we refer to as the constant prepayment rate, or CPR;

  •
  the trend of interest rates over the life of the loan pool; and

  •
  expected defaults, net of recoveries.

        We base these estimates on our proprietary historical data, third-party data and our industry experience, adjusting for specific program and borrower characteristics such as loan type, borrower creditworthiness and trends in loan consolidation. We recognize the revenue associated with our processing fees from TERI and our administrative and other fees as we perform these services.

        The following table shows the loan performance assumptions at June 30, 2003:

					Discount rate
		Percentage rate
Trust					Structural advisory fees
	Loan type	Default	Recovery	CPR		Residuals
NCMSLT	Private label	8.08%	40%	7%	5.33%	12%
NCT trusts	Private label	7.11	46	7	5.33	12
NCT trusts	GATE	23.22	47	4	5.33	12

        The following table presents the loan performance assumptions at June 30, 2002:

					Discount rate
		Percentage rate
Trust					Structural advisory fees
	Loan type	Default	Recovery	CPR		Residuals
NCMSLT	Private label	8.96%	40%	7%	6.86%	12%
NCT trusts	Private label	7.11	46	7	6.86	12
NCT trusts	GATE	22.54	43	3	6.86	12

        In selecting loan performance assumptions, we consider the underlying creditworthiness of the student loan borrowers as well as the type of loans being securitized. We analyze creditworthiness in several tiers, and select appropriate loan performance assumptions based on these tiers. For example, our assumed default rate on NCMSLT private label loans decreased from 8.96% in fiscal 2002 to 8.08% in fiscal 2003 as the overall creditworthiness of the underlying loans improved between the two periods. Our private label loan programs, under which approximately 80% of the borrowers have creditworthy co-borrowers, typically have an extensive credit underwriting process. GATE programs historically have had a borrower approval rate of approximately 97% as a result of the credit support provided by the participating schools. Accordingly, we believe that borrowers in our private label programs will prepay at a higher rate and default at a lower rate than borrowers in our GATE programs. We also monitor trends in loan performance over time, and make adjustments we believe are necessary to value properly our receivables balance.

        We do not believe we can accurately determine the market price of residuals generated by a pool of securitized student loans. To our knowledge, there have been no market transactions in this type of asset. In determining an appropriate discount rate for valuing residuals, we reviewed the rates used by student loan securitizers, such as SLM Corporation, and at rates used in the much broader commercial mortgage-backed securities, or CMBS, market, where actual trades have occurred. We believe that CMBS residuals are valued at 800 to 1200 basis points over comparable maturity U.S. Treasury Notes, with 15-year maturity asset pools valued more toward the lower discount rate and 30-year maturity asset pools valued more toward the higher discount rate. We believe that the 12% discount rate we use is appropriate given the maximum 24-year life of the trust assets and residuals.

        We currently use a 5.33% discount rate for valuing structural advisory fees. Based on the priority payment status of structural advisory fees in the flow of funds out of the securitization trust, we believe these fees are comparable to interest payable on double-B or triple-B rated, intermediate-term corporate debt securities. Based on market quotes on such securities, we believe a spread over comparable maturity U.S. Treasury Notes of 200 basis points is an appropriate discount rate in valuing these projected cash flows.

        Our statistics on GATE loan prepayments over the last few years have shown a gradual increase in prepayments. Therefore, during fiscal 2003, we increased our estimate of the GATE loan prepayment rate from three to four percent. We used this four percent prepayment rate to value the 2003 GATE loan securitizations, and during fiscal 2003 we updated GATE structural advisory fees and residuals receivables balances from prior securitizations to reflect this increased prepayment assumption.

  Sensitivity Analysis

        Increases in our estimates of defaults, prepayments and discount rates, as well as decreases in default recovery rates and the multi-year forward estimates of the LIBOR rate, which is the reference rate for the loan assets and borrowings of the trusts, would have a negative effect on the value of our additional structural advisory fees and residuals. Student loan prepayments include either full or partial payments by a borrower in advance of the maturity schedule specified in the note, including payments as a result of loan consolidation activity. Because essentially all of the credit defaults experienced by NCMSLT and the NCT trusts are reimbursable by third parties, increases in defaults generally have the same effect as increases in prepayments. If defaults increase beyond the level of expected third-party reimbursement, then these changes will have an additional negative effect on the value of our additional structural advisory fees and residuals. Also, in the case of securitizations of GATE loans in which we have invested a portion of our up-front structural advisory fees, increases in estimates of defaults would reduce the value of our residual interests because amounts that we would otherwise receive as residual interests would be applied to the defaults.

        The following tables show the estimated change in our structural advisory fees and residuals receivables balance at June 30, 2003 based on changes in these loan performance assumptions:

	Percentage change in assumptions			Percentage change in assumptions
Structural advisory fees			Receivables balance
	Down 20%	Down 10%		Up 10%	Up 20%
	(dollars in thousands)
Default rate:
NCMSLT	$7,053	$7,022	$6,991	$6,959	$6,928
NCT trusts(1)	3,977	3,878	3,795	3,648	3,597

Total	$11,030	$10,900	$10,786	$10,607	$10,525
Change in receivables balance:	2.26%	1.06%		(1.66)%	(2.42)%
Default recovery rate:
NCMSLT	$6,991	$6,991	$6,991	$6,991	$6,991
NCT trusts(1)	3,735	3,735	3,795	3,806	3,830

Total	$10,726	$10,726	$10,786	$10,797	$10,821
Change in receivables balance:	(0.56)%	(0.56)%		0.10%	0.32%
Annual constant prepayment rate (CPR):
NCMSLT	$7,434	$7,205	$6,991	$6,790	$6,602
NCT trusts(1)	4,011	3,899	3,795	3,642	3,547

Total	$11,445	$11,104	$10,786	$10,432	$10,149
Change in receivables balance:	6.11%	2.95%		(3.28)%	(5.91)%
Discount rate:
NCMSLT	$7,545	$7,261	$6,991	$6,733	$6,487
NCT trusts(1)	4,039	3,914	3,795	3,679	3,569

Total	$11,584	$11,175	$10,786	$10,412	$10,056
Change in receivables balance:	7.40%	3.61%		(3.47)%	(6.77)%
	Change in assumption			Change in assumption
	Down 200 basis points	Down 100 basis points	Receivables balance	Up 100 basis points	Up 200 basis points
	(dollars in thousands)
Forward LIBOR rates:
NCMSLT	$6,700	$6,854	$6,991	$7,117	$7,240
NCT trusts(1)	3,531	3,681	3,795	3,943	4,121

Total	$10,231	$10,535	$10,786	$11,060	$11,361
Change in receivables balance:	(5.15)%	(2.33)%		2.54%	5.33%

(1)
NCT trusts include approximately $299 million of GATE loans and $51 million of TERI guaranteed loans.

	Percentage change in assumptions			Percentage change in assumptions
Residuals			Receivables balance
	Down 20%	Down 10%		Up 10%	Up 20%
	(dollars in thousands)
Default rate:
NCMSLT	$41,121	$40,745	$40,332	$38,893	$36,870
NCT trusts(1)	3,170	3,222	3,268	3,320	3,318

Total	$44,291	$43,967	$43,600	$42,213	$40,188
Change in receivables balance:	1.58%	0.84%		(3.18)%	(7.83)%
Default recovery rate:
NCMSLT	$39,558	$40,204	$40,332	$40,382	$40,421
NCT trusts(1)	2,816	3,045	3,268	3,491	3,671

Total	$42,374	$43,249	$43,600	$43,873	$44,092
Change in receivables balance:	(2.81)%	(0.81)%		0.63%	1.13%
Annual constant prepayment rate (CPR):
NCMSLT	$44,297	$42,266	$40,332	$38,489	$36,730
NCT trusts(1)	3,664	3,465	3,268	3,082	2,896

Total	$47,961	$45,731	$43,600	$41,571	$39,626
Change in receivables balance:	10.00%	4.89%		(4.65)%	(9.11)%
Discount rate:
NCMSLT	$49,634	$44,700	$40,332	$36,455	$33,006
NCT trusts(1)	4,390	3,785	3,268	2,821	2,440

Total	$54,024	$48,485	$43,600	$39,276	$35,446
Change in receivables balance:	23.91%	11.20%		(9.92)%	(18.70)%
	Change in assumption			Change in assumption
	Down 200 basis points	Down 100 basis points	Receivables balance	Up 100 basis points	Up 200 basis points
	(dollars in thousands)
Forward LIBOR rates:
NCMSLT	$37,917	$39,263	$40,332	$41,170	$41,847
NCT trusts(1)	2,793	3,024	3,268	3,500	3,659

Total	$40,710	$42,287	$43,600	$44,670	$45,506
Change in receivables balance:	(6.63)%	(3.01)%		2.45%	4.37%

(1)
NCT trusts include approximately $299 million of GATE loans and $51 million of TERI guaranteed loans.

        These sensitivities are hypothetical and should be used with caution. The effect of each change in assumption must be calculated independently, holding all other assumptions constant. Because the key assumptions may not in fact be independent, the net effect of simultaneous adverse changes in key assumptions may be less than the sum of the individual effects above.

Goodwill and Intangible Assets

        We have recorded goodwill, representing the fair value of the workforce-in-place as well as certain direct acquisition costs, as the excess of the purchase price we paid for TERI's loan processing operations over the estimated fair value of the net assets of the business we acquired. In addition, we recorded as an intangible asset the fair value of the proprietary loan database that we acquired. The database currently contains eight years of monthly loan payment history for each loan originated, including among other things, how much interest and principal each borrower paid each month, whether the borrower paid on time, was delinquent or defaulted on their obligation to pay, if they requested a deferment of payments for a period of time, when the borrower made their final payment and their credit information which resulted in our client's decision to make the loan. The database also includes this information for defaulted loans, as well as credit characteristics on all TERI-guaranteed loans, for nine additional years. We use the information in the database to construct portfolio default and delinquency trends, and to assist our clients in loan pricing. Under the terms of the acquisition of TERI's loan processing operations, we pay TERI a monthly fee, which is recorded as an intangible asset, in consideration for the right to receive updates to the loan database we acquired for a term of five years, with a renewal option for an additional five-year period.

        We do not amortize goodwill. We evaluate goodwill for impairment on at least an annual basis. We consider the following factors in assessing goodwill for impairment: increases in private label loan volume facilitated and securitized, the number of private label customers and revenue and profitability related to private label loans. Impairment, if any, would be determined based upon a discounted cash flow analysis, using a discount rate commensurate with the risks involved.

        We amortize the acquisition cost of the proprietary loan database over its estimated useful life of five years, using the straight-line method. Capitalized costs paid to TERI for monthly database updates are amortized over five years from the date of capitalization. We review this acquisition cost for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.

        Any changes in the estimates that we use to determine the carrying value of our goodwill and intangible assets or which adversely affect their value or estimated life could adversely affect our results of operations and financial condition. At June 30, 2003, goodwill totaled $3.2 million and net intangible assets totaled $3.6 million.

Consolidation

        Our consolidated financial statements include the accounts of First Marblehead and its subsidiaries, after eliminating intercompany accounts and transactions. Prior to July 1, 2003, in accordance with various Emerging Issues Task Force issues and related interpretations, we did not consolidate the securitization trusts. We considered, among other things, the following factors in assessing consolidation of the securitization trusts:

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  we do not have unilateral decision making abilities related to significant matters affecting the securitization trusts, such as asset acquisition, prepayment of debt, placement of debt obligations, and modification of trust documents;

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  we do not have substantially all the risks and rewards of ownership, as TERI and the respective colleges provide substantially all of the student loan guarantees;

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  we are a facilitator of securitization transactions, for which we receive market based fees, and we are not the transferor of assets to the securitization trusts; and

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  our continuing involvement in the trusts is limited to a passive residual interest and our role as an administrator for the trust for which we receive market-based fees.

        Beginning July 1, 2003, and for securitization trusts created after January 31, 2003, we have applied Financial Standards Accounting Board Interpretation, or FIN, No. 46, "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51," in assessing consolidation. FIN No. 46 provides a new framework for identifying variable interest entities and determining when a company should include the assets, liabilities, non-controlling interests and results of activities of a variable interest entity in its consolidated financial statements. The securitization trusts created after January 31, 2003 have either met the criteria to be a QSPE as defined in paragraph 35 of SFAS No. 140, "Accounting for the Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," or we have determined that we are not the primary beneficiary of the securitization trusts, as defined by FIN No. 46. Accordingly, we did not consolidate the existing securitization trusts in our financial statements. We are currently evaluating the securitization trusts created prior to January 31, 2003 to determine if we are the primary beneficiary. If we determine that we are the primary beneficiary, we expect the parties to the trust documents to amend them in order for the securitization trusts to be considered QSPEs.

        FASB has issued an Exposure Draft, "Qualifying Special-Purpose Entities and Isolation of Transferred Assets, an amendment of FASB Statement No. 140." This proposal would, among other things, change the requirements that an entity must meet to be considered a QSPE. We are monitoring the status of the exposure draft to assess the expected impact on us.

Off-Balance Sheet Transactions

        We offer outsourcing services in connection with the lifecycle of a private student loan, from program design and marketing through loan administration and, ultimately, to the sale and securitization of the loans. We also structure and facilitate the securitization of loans for our clients through a series of bankruptcy remote, special purpose trusts.

        We do not utilize these trusts as a means to transfer assets or liabilities from our balance sheet to those of the trusts because we are not the originator of the securitized student loans or the issuer of the related debt. We do not serve as lender, guarantor or loan servicer. Specifically, these trusts purchase such student loans from third-party financial institutions, the financing of which is provided through the issuance of either commercial paper or auction-rate certificates.

        The principal uses of these trusts are to:

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  generate sources of liquidity for our clients' assets sold into such trusts and to reduce their credit risk;

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  make available more funds to students and colleges; and

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  leverage the capital markets to reduce borrowing costs to students.

        With respect to our liquidity and capital resources, the up-front structural advisory fees paid to us from the securitization trusts in fiscal 2003, 2002 and 2001 amounted to $33.3 million, $11.6 million and $3.4 million, respectively. In addition, securitization-related revenue during fiscal 2003, 2002 and 2001 amounted to 77%, 66% and 84%, respectively, of total service revenue.

        See Note 4 to the notes to consolidated financial statements included in this prospectus for a summary of the revenue we earned and other data related to these securitization transactions, and see "—Consolidation," for a discussion of our determination to not consolidate these securitization trusts.

Recent Accounting Pronouncements

        In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51." FIN No. 46 provides a new framework for identifying variable interest entities, or VIEs, and determining when a company should include the assets, liabilities, noncontrolling interests and results of activities of a VIE in its consolidated financial statements. FIN 46 was effective immediately for VIEs created after January 31, 2003, and effective July 1, 2003 for the Company for VIEs it created before February 1, 2003. Adoption of this statement did not materially affect our financial condition, results of operations, earnings per share or cash flows. For additional information regarding the Company's adoption of FIN No. 46, see "—Consolidation."

        In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes new standards for how an issuer classifies and measures certain financial instruments with characteristics of both debt and equity. It requires that an issuer classify three classes of freestanding financial instruments that embody obligations for the issuer as a liability or, in some cases, assets. This statement generally is effective for financial instruments entered into or modified after May 31, 2003 and for contracts in existence at the start of the first interim period beginning after June 15, 2003. The adoption of this standard did not and is not expected to have a material impact on our financial condition, results of operations, earnings per share or cash flows.

        In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation" to provide alternative methods of transition when companies elect to change from the intrinsic method to the fair value method of accounting for stock-based employee compensation, including stock options. In addition, SFAS No. 148 amends the disclosure requirement of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the fair value based method of accounting for stock-based employee compensation and the effect of the method used on reported results. The statement is effective for fiscal years ended after December 15, 2002 and the disclosures to be provided in interim financial reports are required for interim periods beginning after December 15, 2002. We currently use the intrinsic method of accounting for stock options and have not yet determined if we will change the intrinsic value method to the fair value method of accounting for employee stock options. For additional information regarding our accounting for stock compensation, including a tabular presentation of the effects on our net income and earnings per share had we utilized the fair value method of accounting for stock options and other stock compensation, see "Stock Options" in Note 2 to the notes to consolidated financial statements included in this prospectus.

        In November 2002, the FASB issued FIN No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." This Interpretation requires the recording at fair value the issuance of guarantees which would include our guarantee to TERI for our full and timely performance under the terms of the Master Servicing Agreement. The initial recognition and initial measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. Adoption of the Interpretation did not materially affect our financial condition, results of operations, earnings per share or cash flows.

        In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires the recognition of certain costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. This statement is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. Adoption of this standard is not expected to materially affect our financial condition, results of operations, earnings per share or cash flows.

        In April 2002, the FASB issued SFAS No. 145 which rescinds SFAS No. 4, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. Additionally, SFAS No. 145 amends SFAS No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions.

We adopted SFAS 145 in 2003. Adoption of this statement did not materially affect our financial condition, results of operations, earnings per share or cash flows.

Inflation

        Inflation was not a material factor in either revenue or operating expenses during the periods presented.

Quantitative and Qualitative Information about Market Risk

  General

        Market risk is the risk of change in fair value of a financial instrument due to changes in interest rates, equity prices, creditworthiness, foreign exchange rates or other factors. Our primary market risk exposure is to changes in interest rates in our cash and cash equivalents. Cash and cash equivalents include balances in money market funds and securities purchased under resale agreements with maturities of three months or less. The primary objective of our investment policy is the preservation of capital. Accordingly, because of the conservative nature of our investment policy and the relatively short duration of our investments, interest rate risk is mitigated. We expect to continue to manage our interest rate risk through an active portfolio management strategy that involves the selection of investments with appropriate characteristics, such as duration, yield, currency and liquidity.

  Risks Related to Structural Advisory Fees and Residuals

        Because there are no quoted market prices for our additional structural advisory fees and residuals receivables, we use assumptions to estimate their values. We base these estimates on our proprietary historical data, third-party data and our industry experience, adjusting for specific program and borrower characteristics such as loan type, borrower creditworthiness and trends in loan consolidation. Increases in our estimates of defaults, prepayments and discount rates, as well as decreases in default recovery rates and the multi-year forward estimates of the LIBOR rate, which is the reference rate for the loan assets and borrowings of the securitization trusts, would have a negative effect on the value of our additional structural advisory fees and residuals. For an analysis of the estimated change in our structural advisory fees and residuals receivables balance at June 30, 2003 based on changes in these loan performance assumptions, see "—Application of Critical Accounting Policies and Estimates—Service Revenue—Sensitivity Analysis."

BUSINESS

Overview

        First Marblehead provides outsourcing services for private education lending in the United States. We help meet the growing demand for private education loans by providing national and regional financial institutions and educational institutions, as well as businesses and other enterprises, with an integrated suite of design, implementation and securitization services for student loan programs tailored to meet the needs of their respective customers, students, employees and members. In providing our services, we do not serve as a lender, guarantor or loan servicer, but instead receive fees for the services we provide in connection with processing and securitizing our clients' loans. We focus primarily on loan programs for undergraduate, graduate and professional education, and, to a lesser degree, on the primary and secondary school market. Private education loans are not guaranteed by the U.S. government and are funded by private sector lenders. In fiscal 2003, we facilitated more than $1.0 billion in loan disbursements for students at over 3,000 schools.

        We enable our clients to offer student borrowers competitive loan products, while managing the complexities and risks of these products. We provide our clients with a continuum of services, from the initial phases of program design through application processing and support to the ultimate disposition of the loans through securitization transactions that we structure and administer. We have developed loan processing and support systems that are designed to accommodate new clients, loan products and incremental loan volume. We also own a proprietary database of more than 17 years of historical information on private student loan performance, which helps us to facilitate the structuring and pricing of our clients' loan programs and to supervise the servicing and default management processes for the securitized loans. In addition, our proprietary database increases the efficiency of the securitizations of our clients' loans by enabling us to provide to participants in the securitization process historical payment, default and recovery data on which to base estimates as to credit losses and reserve rates. We processed over 252,000 loan applications in fiscal 2003 and have provided structural, advisory and other services for 19 securitization transactions since our formation in 1991. We facilitated one securitization in fiscal 2001 and three securitizations in each of fiscal 2002 and fiscal 2003.

Education Finance Market

Spending on Post-Secondary Education

        The U.S. post-secondary education finance market is large and growing. According to the U.S. Department of Education's latest projections, in the 2002 academic year, expenditures for post-secondary education are expected to total nearly $300 billion. The two main drivers of the size and growth prospects of this market are enrollment population and cost of attendance.

        According to the U.S. Department of Education, total enrollment in degree-granting institutions was approximately 15.3 million in 2000, including 13.2 million undergraduate and 2.1 million graduate and professional students. Between 1987 and 2000, enrollment increased by approximately 20%, despite a decrease of approximately 5% in the largest segment of the college-age population, 18- to 24-year olds. Based solely on projected growth in the college-age population, the U.S. Department of Education projects a median increase in enrollment of 15% between 2000 and 2012.

        A key factor in the rise in enrollment rates over the last decade is the demonstrated and growing economic value of post-secondary education. According to the U.S. Census Bureau, the average income in 2000, which has been inflation-adjusted for 2002, of bachelor's degree recipients was $49,674, nearly twice the average income of $26,059 of high school graduates. The average income of advanced degree recipients was $69,410 in 2000, which has been inflation-adjusted for 2002, more than two and a half times the average income of high school graduates. The gap in average income by educational attainment grew from 1990 to 2000, as income for holders of bachelor's degrees increased on an inflation-adjusted basis by approximately 21% and by approximately 27% for holders of advanced degrees. By comparison, the average income of high school diploma holders increased on an inflation-adjusted basis by only 11% over the same period.

        In addition to enrollment, the cost of attendance and its growth relative to household income drives demand for financial assistance. According to the College Board, a national not-for-profit education services association and industry reference on college costs and student aid, between the 1990 and 2001 academic years, the average amount of tuition and fees, which is the largest component of the cost of attendance, increased on an inflation-adjusted basis by approximately 47% at four-year public institutions and approximately 39% at four-year private institutions. During this period, median annual household income grew only 7% on an inflation-adjusted basis. The relatively rapid growth in college tuition and fees is attributable to the increase in admission applications and schools' operating expenditures. In addition, in recent years, declining investment returns for endowments have pressured schools' revenue, while state government budgetary pressures have restricted education appropriations, particularly to public schools. Consequently, in the 2003 academic year, the College Board estimates that tuition and fees at public four-year institutions increased on an inflation-adjusted basis nearly 13% as compared to 2002, the largest annual increase since the early 1980s.

Sources of Financial Aid and Growth in Private Student Loans

        To help students defray the rising costs of education and the growing gap between the costs and household incomes, according to the College Board, federal, state and private sources provided approximately $105 billion in financial aid in the 2002 academic year, the most recent period for which data are available. Of this total, loans represented approximately 54%, or $57 billion, while grants, education tax credits and work-study made up the balance. Most of these loans were funded directly by the federal government or funded by private lenders and guaranteed by the federal government. The College Board estimates that private loans totaled approximately $6.9 billion in the 2002 academic year. Since the College Board began collecting data on private loans in the 1995 academic year, the volume of private loans has increased over fivefold, representing a compound annual growth rate on an inflation-adjusted basis of approximately 27%. This growth has far outpaced the compound annual growth rate on an inflation-adjusted basis in federal loan volume of approximately 5% over the same period.

        As the demand and volume of private student loans increase, we expect an increasing number of financial institutions, particularly those active in federal loan programs, educational institutions and other enterprises to focus on this private education finance segment. However, given the complex administrative, legal, risk-assessment and financing requirements of private student loan programs, we believe many of these organizations will seek to outsource activities relating to these programs, in order to take advantage of the types of specialized knowledge and well-developed information processing capabilities that we provide.

Private Student Lending Overview

        The lifecycle of a private student loan, which can be over 20 years long, consists of a series of processes and involves many distinct parties. Because the activities of these parties are largely uncoordinated but heavily regulated, the processes associated with designing, implementing, financing and administering student loan programs are complex, resource-intensive and costly.

        Set forth below is a chart outlining the series of processes in the private student loan lifecycle:

Program Design and Marketing

        Lenders and educational institutions face an array of choices in attempting to satisfy their strategic and financial goals, as well as the needs of student borrowers. If it decides to initiate a loan program, an organization typically needs to make significant investments in staffing and infrastructure in order to support the program. In designing loan programs, the factors that these organizations generally consider include:

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  borrower eligibility criteria, including enrollment status, academic progress and citizenship or residency;

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  borrower creditworthiness criteria, including acceptable credit scores, credit bureau ratings and co-signor requirements, as well as factors such as employment and income history and any past derogatory credit events;

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  loan limits, including minimum and maximum loan amounts on both an annual and aggregate basis;

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  interest rates, including the frequency and method of adjustment;

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  amount of fees charged to the borrower, including origination, guarantee and late fees;

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  repayment terms, including maximum repayment term, minimum monthly payment amounts, deferment and forbearance options, rate reduction incentive programs and prepayment penalties;

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  loan guarantee arrangements to ensure repayment of defaulted principal and interest payments;

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  loan servicing, default management and collection arrangements;

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  asset financing or loan disposition alternatives; and

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  legal compliance with numerous federal laws, including the Truth-in-Lending Act, the Fair Credit Reporting Act, the Equal Credit Opportunity Act, the Federal Trade Commission Act, the FTC Telemarketing Sales Rule, and numerous state laws that replicate and expand upon the requirements of federal laws.

        In creating their marketing programs, institutions face choices in the channels and media available to them to reach potential student borrowers, including financial aid administrators, online advertising, direct mail campaigns, handouts, email campaigns, telemarketing and print, outdoor, radio and television advertising.

Borrower Inquiry and Application

        Prospective and current students and their families confront a complicated process in applying for financial aid. Because private student loans are often used to bridge the gap between school costs, and available funds, including family resources and federal and state loans and grants, many borrowers must navigate multiple application processes. In order to respond to questions about these processes from student borrowers, lenders and educational institutions must invest in an appropriate infrastructure, including a staff of customer service personnel who have a thorough understanding of both the terms and competitive advantages of their private loan program and the financial aid process as a whole. In addition to a customer service function, these institutions must respond to requests for loan materials and loan applications.

Loan Origination and Disbursement

        Once a loan provider has received a loan application and determined that it is complete, it must then evaluate the information provided by the applicant against the eligibility and creditworthiness criteria of the loan program. This underwriting process, which is subject to a variety of state and federal regulations, typically involves communication with credit bureaus in order to generate a credit score for the applicant and either a denial or approval of the loan.

        If the applicant satisfies the loan program criteria, the loan provider then prepares a legal instrument, known as a promissory note, reflecting the terms and conditions under which the loan will be made. If the borrower signs and returns the promissory note, the loan provider typically contacts the school to confirm the student's enrollment status and financial need and then disburses funds either to the borrower or, more commonly, directly to the school.

Loan Securitization

        Although some lenders originate loans and then hold them for the life of the loan, many lenders originate and then seek to dispose of the loans, either through a sale of whole loans or by means of a securitization. Whole loans are typically purchased by other financial institutions, which add them to an existing portfolio, or by entities that serve to warehouse the loans for some period of time, pending eventual securitization. Securitization provides several benefits to lenders and has developed into a diverse, flexible funding mechanism, well-suited to the financing of student loan pools. According to industry sources, in 2002, the new issuance volume of student loan-backed securities totaled approximately $38 billion, while securities outstanding at year-end totaled approximately $74 billion, each of which included both federally guaranteed and private student loans. Securitization enables lenders to sell potentially otherwise illiquid assets in both the public and private securities markets, and can help lenders manage concentration risk and meet applicable regulatory capital adequacy requirements.

        In a typical student loan securitization, the loans are purchased, pooled and deposited in a special purpose, bankruptcy remote entity. The special purpose entity issues and sells to investors securities collateralized by the student loans. Following the sale of these asset-backed securities, a trustee, or a servicer on behalf of a trustee, collects the payments of principal and interest generated by the underlying loans and makes disbursements to the asset-backed investors and service providers according to the terms of the documents governing the transaction.

        Securitization enables the reallocation of risk through the use of derivative products such as interest rate swaps or caps, a senior-subordinated liability securities structure, the transfer of risk through the use of financial guarantee insurance for the securities issued, loan guarantees from third-party debt guarantors, the tiering of securities maturities, and the issuance of several different types of securities matching projected pool repayment characteristics. Although this flexibility adds to the complexity of the funding process, it also enables the securitizer to reduce the cost of financing, thereby improving the economics of the loan program and/or improving loan terms by passing incremental savings back to the borrower.

        Securitizations require a high level of specialized knowledge and experience regarding both the capital markets generally, and the repayment characteristics and defaults on the part of student borrowers specifically. The process of issuing asset-backed securities requires compliance with state and federal securities laws, as well as coordination among originating lenders, attorneys, securities dealers, loan guarantors, structural advisors, trust management providers, auditors, securities rating agencies and financial guarantee insurance companies.

Loan Servicing

        While student loans are outstanding, lenders or special purpose entities must provide administrative services relating to the loans, even if their terms permit borrowers to defer payments of principal and interest while enrolled in school. These administrative services include processing deferment and forbearance requests, sending out account statements and accrual notices, responding to borrower inquiries, and collecting and crediting payments received from borrowers. Many lenders, and all special purpose entities, outsource their servicing responsibilities to third-party providers. In addition to administrative duties, servicers also play an active role, in conjunction with the guarantor, in default prevention activities. Servicers generally rely on collection agencies to establish and maintain contact with defaulted borrowers, manage loans that are delinquent and collect defaulted loans. Loans are ultimately extinguished through scheduled repayment, prepayment or default. Once the borrower makes the final loan payment, the servicer sends a notice to the borrower and the credit bureaus confirming that the loan has been repaid in full and returns the original promissory note to the borrower.

The First Marblehead Approach

        We offer our clients—national and regional financial institutions and educational institutions, as well as businesses and other organizations—a fully integrated suite of outsourcing services in connection with their private student loan programs. In providing our services, we do not serve as a lender, guarantor or loan servicer, but instead receive fees for the services we provide in connection with processing and securitizing our clients' loans. Using our services, our clients can offer student borrowers access to customized, competitive student loan products while enhancing their fees but minimizing their resource commitment and exposure to credit risk. In fiscal 2003, we assisted our clients in originating over $1.0 billion in private student loans.

        As the demand for private loans increases, we believe the demand for our outsourcing services also will increase, as loan program sponsors seek a single point of interface for reliable, customizable services from the initial phases of the design of their programs to the ultimate disposition of their loans. We also expect increased demand for our services as we continue to enhance our presence in the private student loan marketplace and as the number of our satisfied clients grows.

Our Competitive Strengths

        We believe the comprehensive nature and flexibility of our services, our well-developed relationships within the student loan industry and our specialized knowledge and experience, provide us with significant competitive advantages:

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  Wide range of private education loan services. Since 1991, we have developed an expertise in facilitating all phases of the private student loan lifecycle. These services include program design, application processing, credit underwriting, customer support, loan documentation, disbursement, technical support, legal and compliance support and advisory services in connection with loan financing. In addition, using our proprietary database with more than 17 years of historical information on private loan performance, we manage risk throughout the loan lifecycle, including the establishment of program parameters and management of default prevention, collections and guarantee claims with respect to securitized loan portfolios. Our comprehensive service offerings enable our clients to outsource the implementation of their private loan programs so that they can focus on their core businesses. We differentiate ourselves from other service providers because of the range of services we can provide to our clients.

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  Exclusive focus on private student loans. Our exclusive focus on the private student loan market makes us an attractive partner for lenders that focus predominately on federal loans, including many of our competitors. Increasingly, these lenders face competitive pressures in the education loan marketplace to offer private loan programs in addition to their federal programs. Because we focus solely on private loans, we do not compete with these lenders in their core business segment, but offer a means for them to participate in the growing private segment of the student loan market.

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  Consultative sales process and flexible loan programs. We offer our clients the opportunity to customize their loan programs to meet their specific needs. Our program design process allows our clients to make informed choices about all aspects of their loan programs, including the products to be offered, loan pricing, program economics, fulfillment of origination and compliance functions, and securitization.

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  Strong pricing and risk management capabilities based on proprietary data. Pricing products and services and assessing risk in the private segment of the student loan industry, which lacks the longevity of the federally supported segment, is made more difficult due to an absence of quality historical data on loan defaults and prepayment rates. We believe that our proprietary database, which tracks information such as borrower credit characteristics, borrowing practices, interest rates, fees and default rates, provides several significant competitive advantages. We purchased this database from TERI, the oldest and largest guarantor of private student loans. We do not believe that any competitor has a comparable historical database of payment histories for private education loans. The data allow us to analyze risk trends and the amount of risk specific to the loans that become part of the securitizations that we structure, including risks of default and prepayment. Additionally, the data assist in our default prevention efforts by providing a basis by which we monitor the default experiences of our clients.

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  Experienced capital markets group. Maximizing the potential benefits of securitization requires a depth of capital markets experience and structuring expertise. The six senior members of our capital markets group have combined experience of over 90 years in the asset-backed securities industry. We have structured and successfully completed 19 securitization transactions using a variety of structures since our formation in 1991. In addition, we facilitated the first securitization comprised exclusively of private student loans and the first publicly registered securitization of private student loans.

Our Service Offerings

        We offer prospective clients the opportunity to outsource all of the key components of their loan programs by providing a full complement of services, including program design, application processing, underwriting, loan documentation and disbursement, technical support and customer support. This approach enables our clients to focus their efforts on the initial marketing of their programs.

        We offer services in connection with loan programs targeted at two major marketing channels:

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  Private label programs that:

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  lenders market directly to prospective student borrowers and their families;

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  lenders market directly to educational institutions; and

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  businesses, unions, affinity groups and other organizations offer to their employees or members.

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  Guaranteed Access to Education, or GATE, programs offered by educational institutions directly to their students.

        We processed approximately $965 million of loans in private label programs in fiscal 2003, and we processed more than $140 million of loans for each of Bank One N.A. and Bank of America N.A. We processed approximately $76 million of loans in GATE programs in fiscal 2003. The following represent all of the schools for which we processed more than $3.0 million of loans in fiscal 2003: American University, Carnegie Mellon University, Clarkson University, Seattle University, University of Southern California, Stanford University and University of Virginia's Darden Graduate School of Business Administration.

        Although we offer our clients a fully integrated suite of outsourcing services, we do not charge separate fees for many of these services, including program design and marketing and, except with respect to TERI, borrowing inquiry and application and loan origination and disbursement. While we receive fees for providing loan processing services to TERI in connection with TERI-guaranteed loans, these fees represent reimbursement of the direct expenses we incur. Accordingly, we do not earn a profit on these fees. Although we provide these various services without charging a separate fee, or at "cost" in the case of TERI-guaranteed loans, we generally enter into agreements with the private label lenders giving us the exclusive right to securitize the loans that they do not intend to hold, and we receive structural advisory fees and residuals for facilitating securitizations of these loans. We also have the exclusive right to securitize loans originated by Bank of America in connection with our GATE offerings. Our level of profitability depends on our structural advisory fees and residuals. We may in the future enter into arrangements with private label lenders under which we provide outsourcing services, but do not have the exclusive right to securitize the loans that they originate. We also receive fees as the administrator of the trusts that have purchased the private label and GATE loans, and in this capacity monitor the performance of the loan servicers. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

        The primary driver of our results of operations and financial condition is the volume of loans for which we provide outsourcing services from loan origination through securitization. The volume of loans for which we structured securitizations increased to approximately $560 million in fiscal 2003 from approximately $69 million in fiscal 2001. The total volume of loans for which we provided services grew to approximately $1.04 billion in fiscal 2003 from approximately $165 million in fiscal 2001.

Program Design and Marketing

        We help our clients design their private loan programs. Our loan program design approach begins with a standard set of pricing options, legal agreements and third-party relationships that we then carefully customize for our clients in order to satisfy their particular needs.

  Private Label Programs

        In our private label programs, we have developed strong relationships with lenders and other organizations through active marketing by our field sales force and experienced business development executives. Our private label clients are typically lenders that desire to supplement their existing federal loan programs with a private loan offering. Increasingly, these lenders are required by competitive pressures to offer private loan programs. They are attracted to an opportunity potentially to extend their existing brand in the federal loan marketplace to the private loan marketplace.

        Beyond federal student loan lenders, our approach is flexible enough to facilitate private student loan programs for a range of clients, who, in turn, have a variety of client bases. We believe a private label opportunity exists with any business, union, affinity group or other organization that has employees, members or other constituencies who are concerned about education costs. We assist such organizations in partnering with a lender and in designing a program that provides tangible benefits to their constituencies, while simultaneously generating additional revenue. Regardless of whether the client is a commercial bank or a large corporation, we contribute our specialized knowledge, experience and capabilities to assist these entities in the development of a private loan program to meet its needs, while minimizing its resource commitment and exposure to credit risk.

        One of the key components of our private label programs is the opportunity for our clients to mitigate their credit risk through a loan repayment guarantee by TERI. TERI guarantees repayment of the student borrowers' loan principal, together with capitalized and/or accrued interest on defaulted loans. For additional information on TERI, see "Strategic Relationship with The Education Resources Institute." If the lender disposes of the loan in a securitization, this guarantee remains in place and serves to enhance the terms on which asset-backed securities are offered to investors.

        Private label clients fall into two categories:

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  Make and sell.  In this category, lenders select credit criteria and loan terms tailored to meet their needs and then outsource to us all operating aspects of loan origination and customer support, and typically hold the loans on their balance sheets for some limited period of time. In the case of clients that do not desire, or do not have the ability, to fund the loans initially, we arrange for a referral lender that will fund the loans on their behalf. In both cases, after the holding period, we will facilitate a securitization to enable lenders to dispose of the loans, from which we generate structural advisory fees and residuals. See "—Securitization."

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  Make and hold.  In this category, clients outsource all operating aspects of loan origination and customer support, but finance the loans on their balance sheets and generally continue to hold the loans through the scheduled repayment, prepayment or default. Clients retain the ability to securitize the loans through us, even if they elect not to do so initially. Unless clients securitize their make and hold loans through us, the revenues we generate on these loans are limited to the processing fees that we receive from TERI, which represent reimbursement of the direct expenses we incur in originating the loans.

Of the $965 million of loans we processed in private label programs in fiscal 2003, approximately $593 million constituted "make and sell" volume and approximately $372 million constituted "make and hold" volume.

  GATE Programs

        In our two GATE programs, GATE Student and GATE Universal, we work with schools to design their private loan programs and make the educational experience affordable and accessible to students. We believe that one of the most significant benefits provided by GATE programs is the ability for a participating school to enhance the financial aid packages it offers to prospective students. GATE programs historically have had a borrower approval rate of approximately 97%. With the knowledge that most applicants will be approved, schools can award GATE loans proactively, to meet more need and avoid financing gaps in aid packages.

        Our GATE business development team collaborates directly with each educational institution client and Bank of America, the exclusive lender for the programs, to evaluate, design and implement the most appropriate GATE program, or series of programs, for the particular school. This analysis takes into account enrollment, financial aid and finance strategies of the school and results in recommended eligibility criteria, rate and fee combinations and underwriting criteria to enhance those strategies. GATE programs are designed so as to facilitate our ability to aggregate and securitize the student loans from all participating schools.

        We customize GATE programs within certain pricing parameters and structure the programs to enable a participating school to make loans broadly available to its students. The historical approval rate of approximately 97% is made possible by having the participating schools provide credit support for the loans to their students. This credit support may be in the form of either a cash reserve or, subject to creditworthiness requirements, a school's unfunded financial pledge. Our most recent GATE program offering, GATE Universal, stratifies student borrowers according to credit risk in order to minimize either the cash reserve or financial pledge that a school is required to provide in connection with the loan program.

        We also monitor each school's program on an ongoing basis and provide the participating school with periodic updates on its students' credit performance. We offer assistance in modifying the program over time if the school's program experience is different than originally anticipated.

        For our GATE programs, in fiscal 2003, we processed approximately $76 million of loans and structured securitizations for approximately $73 million of loans. We have the exclusive right to securitize loans originated by Bank of America in connection with our GATE offerings, and we generate revenue from our GATE programs primarily by receiving structural advisory fees and residuals for facilitating securitizations of these loans.

Borrower Inquiry and Application

  Private Label Programs

        We have developed proprietary processing platforms, applications and infrastructure, supplemented by customized vendor solutions, which we use to provide loan application services for our private label programs. We enable borrowers to submit applications by telephone and by facsimile or mail. We also have a proprietary web application process that permits prospective borrowers to submit loan applications online. As a result of increased Internet use and focused marketing efforts, in recent years the proportion of online applications has risen substantially. In fiscal 2003, we received via the Internet approximately 56% of the approximately 234,000 private label applications that we processed. We intend to continue driving application traffic online, as it represents an opportunity for cost savings by reducing personnel costs associated with call centers and data entry. We have designed our online systems to be E-sign compliant for delivery of consumer disclosures, and we are testing electronic signature capabilities for future implementation.

        Once a potential borrower submits an application for processing, our systems automatically generate and send an email to the applicant. Within minutes, the customized third-party credit decision software that we use analyzes the submitted application. Application data are automatically sent to credit bureaus, which generate and return a credit report. The credit decision software then applies the credit report data and all scoring parameters associated with the loan type, and a credit decision is generated. This automated underwriting process allows us to deliver a loan application decision with respect to a significant majority of applications. The remaining applications with either incomplete information or with scores close to cut-off are automatically sent to a credit analyst for review. At this point in the process, we communicate the initial determination to the applicant, primarily through email, informing him or her whether the application is conditionally approved, rejected or in review. The applicant receives instructions as to next steps and is provided a website navigation link to check his or her loan status. Simultaneously, our customer service platforms, including our automated voice response unit, online status and customer service applications, are updated. Approximately 80% of the borrowers in our private label loan programs have creditworthy co-borrowers.

        To help applicants through the loan application process, we have an internal customer service department that was comprised of 55 full-time employees and 52 seasonal employees as of August 1, 2003. We augment our internal department with outsourced customer service representatives during peak loan application periods. The department is segmented to focus on three different areas of inquiry: inbound calls from students and/or parents interested in applying for a loan, follow-up calls and/or emails from applicants and inbound calls and/or emails from school officials and private label clients. Each type of inquiry is tracked and managed to relevant performance metrics, such as conversion rate, abandonment rate, average speed-to-answer and speed-to-resolution. An experienced, specially trained priority service group handles inquiries from schools.

  GATE Programs

        For our GATE clients, we employ PHEAA, and a software vendor, V-Tek Systems Corporation, or V-Tek, in a variety of roles to effect application processing and loan origination. Our GATE programs allow schools and students to use the Internet to submit applications. Key steps in the application process allow for:

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  certification of borrower loan information, program eligibility and financial need by the schools;

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  promissory note preparation and loan disbursement by PHEAA; and

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  credit underwriting by Bank of America, the exclusive program lender.

        In connection with our GATE programs, PHEAA interfaces directly with participating schools' financial aid systems by using a proprietary software that V-Tek designed for us. This software program supports several electronic delivery formats for schools and student borrowers to submit loan data, resulting in the generation of combined application/promissory notes by PHEAA and credit underwriting by Bank of America. In fiscal 2003, PHEAA received approximately 18,000 GATE applications, substantially all of which were processed via the Internet.

Loan Origination and Disbursement

        For our private label loan programs, once a loan application is approved, we generate a promissory note, a legal contract between the borrower and lender which contains the terms and conditions of the loan, for the borrower based on one of more than 200 lender- and product-specific templates. For those lenders and borrowers that prefer electronic document delivery, an automated email is sent to the borrower, which contains a navigation link to prompt the borrower to access a secure website to retrieve the note and required regulatory disclosures. The note can be viewed, downloaded and printed by the borrower and faxed or mailed back to us. For those lenders that do not participate in our electronic delivery system, or for those borrowers that prefer paper documentation, we print and mail a pre-filled promissory note to the borrower for him or her to sign and return to us by mail. In fiscal 2003, approximately 55% of approved applicants requested that the promissory notes we generated be made available electronically.

        We assist the lenders in our loan programs in selecting the underwriting criteria used in deciding whether a student loan will be made to an applicant. However, each lender has ultimate control over the selection of these criteria, and in providing our services we are obligated by contract to observe them.

        Together with TERI, we collaborate with our private label clients to comply with applicable laws and regulations in loan documentation, disclosure and processing. TERI assumes, and delegates to us, responsibility for compliance with federal and Massachusetts law regarding loan documentation and disclosure. We, in turn, work with lenders to prepare lender-specific note templates. We maintain and utilize these templates, which reflect applicable legal requirements and lender preferences. We also deliver each lender's privacy policy and prepare and deliver truth-in-lending and various state law disclosures to borrowers.

        We monitor developments in state and federal requirements for loan processing and implement changes to our systems and processes based on our analysis and input we receive from lenders and industry groups. For example, we recently designed and made available to lenders a customer identification program in connection with our private label loans. This program was designed to meet USA PATRIOT Act requirements that lenders gather identifying data, verify applicant identity, and maintain records of the process. The requirements present a challenge for lenders whose borrowers apply for loans using an Internet-based system, telephone or mail. We are undertaking similar process improvements in the area of secure access to pending loan information, in order to comply with federal privacy and state identity theft laws. Contractual liability for identification of state law process requirements rests with the lenders, unless TERI or we undertake to comply with a particular requirement.

        For our private label loan programs, once we obtain all applicant data, including the signed note, school certification and any income verification, we disburse the loan funds on behalf of the lender. Depending on the loan program and type of disbursement, funds are either sent to the borrower, directly to the school or to a central disbursing agent such as New York Higher Education Services Corporation or ELM Resources, who then pass the funds along to the school. We receive fees from TERI, which consist of reimbursement of expenses that we incur relating to loan processing services that we perform on behalf of TERI. These fees are recognized as services are performed.

        PHEAA provides loan origination and disbursement services for our GATE loan programs under our supervision.

Securitization

        In addition to providing loan program design, application and origination services, we also serve as an intermediary between our clients and the capital markets. We form bankruptcy remote, special purpose statutory trusts to purchase private label and GATE loans from the originating lenders. These purchases are funded from the proceeds of sales of debt instruments issued by the trusts and collateralized by those loans. The securitizations that we structure and administer provide our clients with the ability to limit or eliminate credit and interest rate risk, and generate liquidity for their private student loans. In addition to structural advisory and administrative fees, we are entitled to a residual interest in the securitization trusts as part of our compensation in connection with the securitizations.

        We have been a leader in facilitating the securitization of private student loans, having structured and facilitated 19 securitizations consisting entirely of private student loans, more than any other entity. Our capital markets group has a history of innovation, having been the first to employ several of the structures and risk-reducing techniques in this sector that are in use today. We have securitized loan pools using various financing structures, including both public offerings registered with the Securities and Exchange Commission and private placements, and have utilized various asset-backed securities, including commercial paper, auction-rate debt and senior, subordinated and third-party credit enhanced debt. In connection with our "make and sell" private label and GATE programs, we generally enter into agreements with the originating lenders giving us the exclusive right to securitize their program loans.

        The extensive database provided by our GATE loan repayment statistics dating back to 1994 and private label repayment statistics dating back to 1986 is another key to optimizing the financing of the student loan pools generated by our clients. We use these data to estimate the default, recovery and prepayment characteristics of the different types of loans that constitute a loan pool. We believe the historical data and our wide use of standard consumer credit score based risk assessment give added comfort to the rating agencies, insurance providers, underwriters, and securities investors, resulting in a more cost-effective securitization.

        We receive several types of fees in connection with our securitization services:

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  Structural advisory fees. We charge structural advisory fees that are paid in two portions:

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  Up-front. We receive a portion of the structural advisory fees when the securitization trust purchases the loans; and

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  Additional. We receive a portion of the structural advisory fees over time, based on the amount of loans outstanding in the trust from time to time over the life of the loan.

  For these structural advisory fees, we structure the securities sold in the securitization, coordinate the attorneys, accountants, trustees, loan servicers, loan originators and other transaction parties and prepare the cash flow modeling for the rating agencies and financial guarantee insurers.

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  Residuals.  We also have the right to receive a portion of the residual interests that these trusts create. This interest is junior in priority to the rights of the holders of the debt sold in the securitizations.

  Our residual interest derives almost exclusively from the services we perform in connection with each securitization rather than from a direct cash contribution to the securitization trust.

        We also receive administrative fees from the trusts as further described below under "—Loan Servicing."

        For a discussion of our revenue recognition policy and the assumptions we use, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Recognition and Valuation of Service Revenue" and "—Application of Critical Accounting Policies and Estimates—Service Revenue."

        In recent years, we have derived a significant portion of our revenue and substantially all of our income from structuring securitizations on behalf of NCMSLT and the NCT trusts. Securitization-related fees from NCMSLT represented 71% of our total service revenue in fiscal 2003. In addition, we structure and support private student loan programs for our commercial bank clients, including Bank One N.A. and Bank of America N.A., although we do not receive fees directly from these clients. Structural advisory fees and residuals from securitizations of Bank One and Bank of America private label loans are included in the securitization-related revenue from NCMSLT and the NCT trusts and represented approximately 59% and approximately 4%, respectively, of our total service revenue in fiscal 2003.

Loan Servicing

        There are currenly six TERI-approved loan servicers. We currently utilize three of these servicers. Most of our clients enter into a servicing agreement with PHEAA that governs the servicing of their loans prior to securitization. The remaining clients opt either to outsource servicing of their loans to organizations with which they have existing relationships or service their loans using affiliated servicers. For securitized loans, these servicing agreements, which typically extend over the life of the loan pool, are assigned to the purchasing trust.

        As administrator of the trusts that have purchased private label and GATE loans, we monitor the performance of the loan servicers. In this capacity, we confirm compliance with servicing guidelines and review default prevention and collection activities. We receive administrative fees from the trusts ranging from 5 to 20 basis points per year of the debt balance of the trust for daily management of the trusts and for the services we provide in obtaining information from the loan servicer and reporting this and other information to the parties related to the securitization.

        During the first 90 days of delinquency, the servicer performs collection activities in accordance with contractual requirements outlined in the servicing guidelines of the loan program. These guidelines establish certain required collection activities, such as attempted telephone contacts to borrowers and co-borrowers within prescribed delinquency intervals, as well as requirements for the mailing of delinquency notices and skip trace activities for borrowers whose addresses have changed.

        Once the loan has been delinquent for 90 days, we provide pre-claims assistance. We assign delinquent accounts to one of several external collection agencies, which work to cure the account by bringing it current. During this period, the servicer remains responsible for invoicing and posting payments. We monitor closely these external collection agencies that perform pre-claims default prevention activities and share their performance with their peers. Our strategy is to award the highest percentage of new accounts to the agency whose performance has been strongest in the prior period. In addition to this incentive, we provide performance bonuses to agencies performing above established performance expectations for cure rates. If a delinquent loan becomes less than 75 days past due, collection efforts are returned to the servicer for routine processing.

        Loans are ultimately extinguished through scheduled repayment, prepayment or default. Once the borrower makes the final loan payment, the servicer sends a notice to the borrower and the credit bureaus confirming that the loan has been repaid in full and returns the original promissory note to the borrower.

Our Strategy for Growth

        We intend to further our leadership position in providing outsourcing services for private education lending by implementing the following growth initiatives:

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  Deepen and expand our relationships with lenders and educational institutions.  As of June 30, 2003, we provided private label loan services to 12 of the top 20 federal student loan originators, although many of these institutions have only recently begun to focus on the private student loan market. We also managed 75 GATE loan programs at 63 educational institutions. We intend to leverage our significant experience and expertise in the private student loan market to strengthen our existing relationships with lenders and educational institutions, as well as develop new client relationships. We seek to build on our reputation in order to enhance our clients' loan volumes, and develop new relationships.

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  Extend private label relationships to businesses and other organizations.  We have a flexible system designed to facilitate private student loan programs for a variety of clients who, in turn, market to a variety of potential borrowers. We believe opportunities for such programs exist with any corporation, labor union or affinity group that has employees, members or other constituents who are concerned about education costs. We are increasing our marketing to businesses and other organizations to help them develop and provide education financing programs to their employees and members, such as our recent program with GMAC Bank.

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  Leverage our information technologies to enhance operating efficiencies.  We intend to continue to invest in our loan processing and support systems to further streamline our processes, drive efficiencies in our operations, and add functionality to improve the services we provide to our clients and student loan applicants. We believe that it is important to our business model to have the technological capabilities required for rapid and efficient creation, processing, handling, storage and retrieval of information.

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  Continue to leverage our proprietary database.  As of June 30, 2003, we had historical loan performance data for approximately $5.4 billion of TERI-guaranteed private student loans made since 1985 and over $320 million of GATE loans made since 1993. We continuously monitor and analyze information, consistent with federal and state privacy restrictions, about individual borrowers and loans, including borrower credit characteristics, debt incurrence and default rates. This data monitoring has enabled us to customize loan products for our clients, assisting them in risk-based pricing and in modifying loan products' structures. We also utilize this data to price the securitizations that we facilitate and to assist us with the default prevention and management activities that we arrange.

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  Increase and diversify our securitization activity.  We intend to increase the scale and scope of our securitization activities to provide improved access to funding for our clients. By increasing scale, we should achieve additional fee revenue and cost savings in the fees we pay to third parties. Further, by increasing the scope of securitizations we facilitate, we will be able to facilitate securitization of additional student loan structures, opening the market to additional lenders and attracting new securitization investors.

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  Increase penetration into other market channels.  In addition to increased penetration of our principal market channel, undergraduate and graduate education financing, we believe we can enhance our service offerings for education loans for continuing education programs, primary and secondary schools, career training and study abroad programs. Furthermore, we are exploring market opportunities to facilitate financing for students at institutions outside the United States.

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  Acquire complementary business lines.  Although we currently participate in all phases of the student loan process, we intend to seek to complement and strengthen our business model through acquisition or strategic relationships.

Strategic Relationship with The Education Resources Institute

        TERI is the nation's oldest and largest guarantor of private student loans. As a not-for-profit corporation, TERI's main operating purpose is to provide students with access to educational opportunities through educational finance and counseling services. To help accomplish this, TERI offers guarantee products for student loan programs pursuant to which TERI agrees to reimburse lenders for all unpaid principal and interest on their defaulted student loans, in exchange for a fee based on the loan type and risk profile of the borrower. Because TERI is a not-for-profit corporation, defaults on TERI-guaranteed student loans have been held to be non-dischargeable in bankruptcy proceedings. Since its inception in 1985, TERI has guaranteed approximately $5.4 billion of private education loans for students at more than 6,000 schools nationally and internationally.

        In 2001, we entered into a strategic relationship with TERI, intended to enhance significantly our risk management and loan processing capabilities. We acquired TERI's historical database and loan processing operations, but not its investment assets or guarantee liabilities. In addition, 161 members of TERI's staff became our employees. TERI remains, however, an independent, private not-for-profit organization with its own management and board of directors. We issued promissory notes totaling $7.9 million and paid approximately $1.0 million in cash to TERI in connection with the transaction. We also granted TERI a right to receive a 25% residual interest in the securitizations of TERI-guaranteed loans that we facilitate in the future, in exchange for TERI's agreement to guarantee those loans.

        In connection with the transaction, we also entered into a series of agreements with respect to loan processing services, database updates and the securitization of TERI-guaranteed loans. These include a master servicing agreement and a database purchase and supplementation agreement with TERI. Pursuant to the master servicing agreement, TERI engages us to provide loan origination, pre-claims, claims and default management services. Under TERI's agreements with lenders, lenders delegate their loan origination functions to TERI, and TERI has the right to subcontract these functions. Pursuant to the database purchase and supplementation agreement, TERI provides updated information to us about the performance of the student loans it has guaranteed, so that we can continue to supplement and enhance our database. This agreement has a term through June 2006 and provides that either party may unilaterally exercise a right to renew the contract for an additional five-year term. We pay TERI a monthly fee of approximately $62,000, and TERI also maintains a perpetual right to access the data we own solely for use in its guarantee business.

        We also entered into a master loan guaranty agreement, under which we have granted to TERI a right of first refusal to guarantee our private label clients' existing and future loan programs. We also agreed to create a market for our private label clients to sell TERI-guaranteed loans through securitizations that we facilitate. Under our agreement, we must use our best efforts to cause a securitization of a limited category of TERI-guaranteed loans at least twice per year, subject to the lender having a specified minimum loan volume at the semi-annual purchase date. Our master loan guaranty agreement has a term through June 2006, with a renewal option exercisable by either party for an additional five-year term.

        The master loan guaranty agreement was intended in part to create a framework for structuring future relationships among lenders, TERI and us. The master loan guaranty agreement contemplates several ancillary documents that set forth the various obligations among the parties, including:

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  program guidelines for each prospective lender establishing acceptable terms for the origination, underwriting and servicing of program loans, including the borrower eligibility criteria, credit requirements, loan limits, deferral options and repayment terms, as well as the lender's forms of application, promissory note and truth-in-lending disclosure;

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  a form of guaranty agreement between TERI and a prospective lender providing for a full and unconditional guarantee of principal and accrued interest when a program loan becomes more than 150 days delinquent, the borrower dies or the borrower seeks discharge of the loan in a bankruptcy proceeding;

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  a form of loan origination agreement between TERI and a prospective lender pursuant to which the lender delegates its loan origination functions to TERI, and TERI agrees to receive loan applications, perform underwriting according to the standards in the program guidelines and approve and deny applications. TERI has agreed to subcontract these loan origination functions to us pursuant to the master servicing agreement described above;

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  a form of note purchase agreement between us and a prospective lender setting forth the terms and conditions under which a special purpose entity, such as a securitization trust, that we establish purchases program loans from the lender; and

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  a form of deposit and security agreement, or a security agreement alone, providing for the payment of a portion of the guarantee fee under the guaranty agreement between TERI and a prospective lender to an account at a national bank and subject to a security interest to pay guarantee claims.

        As contemplated by the master loan guaranty agreement, prospective lenders agree to provide initial loan funding and own the loans until they are purchased in a securitization transaction that we facilitate. The lender provides representations and warranties that support the loan for the securitization pursuant to the requirements of the rating agencies.

        In fiscal 2003, processing fees from TERI represented approximately 23% of our total service revenue.

Competition

        The private student loan industry is highly competitive with dozens of active participants. Although we are not a lender and therefore do not directly compete with lenders for loan originations, we derive a substantial portion of our revenue from providing to lenders outsourced services for their private student loan programs. Private student loan originators include large financial institutions and their affiliates, such as Bank One Corporation, Citigroup, Bank of America Corporation, Wells Fargo & Company and KeyCorp, as well as specialized educational finance providers including SLM Corporation, which is also known as Sallie Mae, and Access Group, Inc. Some of these loan originators are currently our clients.

        To the extent that lenders possess or choose now or in the future to develop an internal capability to provide any of the services that we currently provide, they would compete directly with us. For example, a loan originator that has, or decides to develop, a capital markets function could securitize the student loans it originates, rather than engage us to structure and facilitate the securitization. In addition, lenders in the education loan market historically have focused their lending activities on federal loans because of the relative size of the federal loan market and because the federal government guarantees repayment of these loans. The demand for our services could decline if lenders place additional emphasis on the private education loan market and offer the services we provide. We believe the most significant competitive factors in terms of developing private student loans are technical and legal competence, cost, reliability and quality of service and speed of service.

        We coordinate a range of services in connection with private loan programs, including program design, application processing, credit underwriting, customer service, loan documentation, disbursement, technical support, legal and compliance support and advisory services in connection with loan financing. We differentiate ourselves from other service providers as a result of the range of services we can provide our clients. We are aware of two competitors, Sallie Mae and Servus Financial Corporation, which is an affiliate of Wells Fargo & Company, that offer a similar range of services to other lenders. Our business could be adversely affected if Sallie Mae seeks to originate directly private student loans, as it has indicated it may do, and also if Sallie Mae seeks to market more aggressively to third parties the full range of services for private loan programs that we provide. In addition, our clients retain PHEAA as the loan servicer for a significant portion of the loans that serve as collateral in the securitization transactions that we facilitate. If PHEAA expands its service offerings to cover some or all of the services that we facilitate, it could become our competitor.

        Many of our current and potential competitors have longer operating histories and significantly greater financial, marketing, technical or other competitive resources, as well as greater name recognition, than we do. As a result, our competitors may be able to adapt more quickly to new or emerging technologies and changes in customer requirements or may be able to devote greater resources to the promotion and sale of their services. In addition, competitors may be able to adopt more aggressive pricing policies in order to attract potential clients. We cannot assure you that we will be able to compete successfully with new or existing competitors. To remain competitive, we will need to continue to invest in information technology, sales and marketing and legal compliance.

Proprietary Systems and Processes

        In addition to our proprietary database that tracks historical student loan performance, we maintain advanced proprietary information processing systems. We use these information systems to analyze efficiently loan applications, expedite loan processing and enhance our loan securitization and default management services.

        Key benefits of our information processing systems include:

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  the ability to analyze and assess loan applications based on a variety of underwriting and program factors, including flexibility to adapt to different program parameters required in customized client implementations;

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  a real time transaction/application processing system that includes automated updating of a borrower's loan status that a borrower can access online or telephonically;

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  automated preparation and secure electronic delivery of loan documents, including promissory notes and legal disclosures;

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  online certification tools enabling financial aid offices to speed loan disbursement by quickly confirming student borrowers' enrollment status and financial need;

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  online reporting tools enabling our management, lender clients and financial aid offices to track and sort information about student borrowers, including application status and disbursement dates;

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  custom-built data conduits designed to ensure that data is compiled, integrated and properly migrated both across our enterprise and to external third parties such as data from servicers, collection and placement agencies and other third-party vendors; and

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  interface with internal accounting systems intended to ensure proper booking and tracking of loan information for our clients, as well as support our capital markets group in its securitization activities.

        We use a number of leading commercial products to secure, protect, manage and back-up these data, including products that provide backup of data and server recovery plans.

Trademarks

        First Marblehead is our trademark but is not a registered trademark. Our U.S. registered trademarks include GATE, GATE: Guaranteed Access to Education and The National Collegiate Trust. These registrations expire at various times between 2007 and 2008, but may be renewed for additional 10-year terms provided that we continue to use the trademark.

Student Loan Market Seasonality

        Origination of student loans is generally subject to seasonal trends, with the volume of loan applications increasing with the approach of tuition payment dates. In general, we process the greatest application volume during the summer months, as students and their families seek to borrow money in order to pay tuition costs for the fall semester or the entire school year. We also tend to process increased volume of loan applications during November and December, as students and their families seek to borrow money to pay tuition costs for the spring semester.

Government Regulation

        We provide services in connection with the creation, management and disposition of education loans, a form of consumer loan asset. This business is highly regulated at both the state and federal level, through statutes and regulations that focus upon:

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  licensure and examination of industry actors;

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  regulation and disclosure of consumer product terms;

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  regulation of loan origination processing; and

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  regulation of loan collection and servicing.

        Failure to conform to the requirements of licensure, regulation and disclosure of loan terms, and regulation of behavior in our operations may result in civil and/or criminal fines, and may affect the enforceability of the underlying consumer loan assets.

        Although we are subject to certain state and federal consumer protection laws, we believe our operations currently do not require us to be licensed with any regulatory body. All of our operations relating to consumer loan processing are located in Massachusetts. In 2001, we received determination letters from the Massachusetts Division of Banks confirming that our business of providing consumer loan origination and underwriting under contract to TERI was exempt from licensing under the Massachusetts Small Loan Act. Our GATE business does not involve our processing loans directly with consumers. The Small Loan Act requires any person that is engaged, for compensation, in the business of making small loans, or in aiding or assisting the borrower or the lender in procuring or making such loans, to obtain a license. Under the statute, the business of making small loans includes the making of loans of $6,000 or less with interest rates and expenses of more than 12% per year. The Massachusetts Division of Banks ruled that our business with TERI is not subject to licensure because, as a provider of loan origination outsourcing services, we do not conduct lending business with consumers in our own name and our processing centers are not generally open to the public.

        We believe our operations in support of the GATE programs are exempt from Massachusetts Small Loan Act licensing for similar reasons. We do not solicit or assist borrowers directly, but rather deal with schools and Bank of America in establishing a program operated by them. In addition, the GATE programs do not involve compensation payable to us in connection with the making of loans or in connection with aiding or assisting the borrower or the lender in procuring or making such loans. We derive all revenue in our GATE programs from the securitization of loans. Finally, the Small Loan Act is only triggered if rates exceed 12%, which is not presently the case.

        We could become subject to the Small Loan Act in the future if, for example, interest rates exceed 12% and either the Massachusetts legislature modifies the statutory requirements or the Massachusetts Division of Banks revokes its previous determination that our operations are exempt. We could also become subject to licensing laws in Massachusetts and other states if we engage in licensable activities in the future, such as loan guarantees or if our operations became sufficiently localized in other states to trigger licensing. We have consulted with national counsel regarding state laws outside of Massachusetts governing the licensing of loan brokers and loan arrangers. As a result of that legal review, we have consulted with local counsel in relevant states. Based on the advice of local counsel and, in some states, additional informal advice from state regulators, we have concluded that no such licenses are required in any but two states, where we are seeking formal regulatory opinions similar to the Massachusetts Division of Banks' ruling. While we have not received formal licensing rulings from states other than Massachusetts, we believe that no other state would have jurisdiction over our operations because:

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  all of our contracts with consumers are conducted in the name of federal and state chartered financial institutions, which generally are exempt from additional licensure of the business of lending, or in the name of TERI, which has satisfied Massachusetts licensure requirements; and

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  our contacts with borrowers outside of Massachusetts occur exclusively in interstate commerce, through the mail, the phone and the Internet.

        If the rulings we have sought are not favorable or if another state where we have received favorable guidance changes its position and asserts jurisdiction over our business, we will proceed with licensing in the affected state. Our activities in that state could be curtailed pending processing of a licensing application and we could be subject to civil or criminal penalties. We do not anticipate difficulty meeting the licensing requirements.

        We believe that our consultations with national and local counsel have identified all material licensing and regulatory requirements that could apply to our business outside of Massachusetts. The risk remains, however, that an unusual regulatory regime could exist in a state that would permit such state, even if we were not physically present, to assert successfully jurisdiction over our operations for services we provide through the mail, by phone, through the Internet or by other remote means. Our failure to comply with such requirements could subject us to civil or criminal penalties and could curtail our ability to continue to conduct business in that jurisdiction. In addition, compliance with such requirements could involve additional costs. Either of these consequences could have a material adverse effect on our business and results of operations.

        While our licensing requirements are currently limited, the consumer assets in which we deal are subject to the full panoply of state and federal regulation, and a defect in such assets could affect our business. Similarly, the growing complexity of regulation of loan origination and collection may affect the cost and efficiency of our operations. We have sought to minimize the risk created by consumer loan regulation in a number of ways. The securitizations that we facilitate currently involve sales solely by FDIC-insured financial institutions which represent and warrant that the assets in question have been originated in compliance with all applicable law and are valid, binding and enforceable in accordance with their terms. Similarly, the securitization trusts benefit from an assignment of representations and warranties made by the lender and by the applicable loan servicer regarding compliance with law in the origination and servicing of loan assets. Thus, our residual interest in securitizations is buffered from regulatory risk to the extent that lenders, TERI and servicing providers stand behind the legal compliance of their activities. TERI may nonetheless have recourse to us to the extent that a regulatory failure in loan origination by us breaches the standards of care under the master servicing agreement between TERI and us.

        In addition, in delivering services, we must cause our operations to conform to consumer loan regulation that applies to TERI and the lenders. This regulation includes compliance with the federal Truth-in-Lending Act, the Fair Credit Reporting Act, the USA PATRIOT Act, the Equal Credit Opportunity Act, the Gramm-Leach-Bliley Act, the Federal Trade Commission Act, the Fair Debt Collection Practices Act, and numerous state laws that replicate and expand upon the requirements of federal law. In addition, there is increasing regulation of the type of electronic loan application processing that we conduct, as well as regulation of access to and use of consumer information databases. A growing number of states are imposing disparate and costly requirements on our operations, including protections against identity theft, privacy protection and data security protection. We expect that the proliferation of such requirements is likely to continue.

Properties

        Our headquarters are currently located in Marblehead, Massachusetts, and we have additional offices in Boston, Massachusetts and New York, New York. We intend to relocate our headquarters to Boston, Massachusetts by December 2003, but intend to retain our Marblehead office.

        We lease land and buildings for our executive offices and operations. The following table summarizes information with respect to the principal facilities that we lease:

Location	Principal activities	Area (sq. feet)	Lease expiration date
Marblehead, MA	Current headquarters	8,000	2007
Boston, MA (Boylston Street)	New headquarters	26,300	2014
Boston, MA (St. James Avenue)	Loan processing and capital markets	45,500 7,300	2009 2004(1)
New York, NY	Trust administration	500	Month-to-month

(1)
We are currently negotiating an extension to the term of the existing lease.

        We do not anticipate significant difficulty in obtaining lease renewals or alternate space as needed.

Employees

        At August 1, 2003, we had 271 full-time employees and 79 seasonal employees, as follows:

Department	Full-time	Seasonal
Operations	133	77
Information Technology	35	—
Business Development and Marketing	31	—
Capital Markets	22	—
Collections and Default Management	21	—
Finance and Administration	26	2
Executive	3	—

Total	271	79

        We are not subject to any collective bargaining agreements, and we believe our relationships with our employees are good.

Subsidiaries

        We currently have four subsidiaries. See Note 1 to the notes to consolidated financial statements included in this prospectus.

Legal Proceedings

        In the normal course of our business, we may be a party to legal proceedings. We are not currently a party to any material legal proceedings.

MANAGEMENT

Executive Officers and Directors

        The following table sets forth information regarding our executive officers and directors, including their ages as of October 1, 2003. We anticipate appointing in the next 12 months one additional director who we expect will be independent under the rules of the New York Stock Exchange.

Name	Age	Position
Daniel Maxwell Meyers	40	Chief Executive Officer and Chairman of the Board of Directors
Stephen E. Anbinder	65	Vice Chairman of the Board of Directors
Ralph M. James	49	President, Chief Operating Officer and Secretary
John A. Hupalo	43	Executive Vice President and Group Head, Capital Markets
Donald R. Peck	46	Executive Vice President, Chief Financial Officer and Treasurer
John C. Niles	41	Executive Vice President, Office of the Chief Operating Officer
Leslie L. Alexander(2)(3)	60	Director
William R. Berkley(2)(3)	57	Director
Dort A. Cameron III(1)(2)(3)	58	Director
George G. Daly(1)(2)(3)	63	Director
Peter S. Drotch(1)	61	Director
William D. Hansen(1)(2)	44	Director

(1)
Member of the audit committee.
(2)
Member of the compensation committee.
(3)
Member of the nominating and corporate governance committee.

        Daniel Maxwell Meyers co-founded First Marblehead and served as its Managing Partner from 1991 to 1994. Mr. Meyers has served as our Chief Executive Officer and Chairman of the board of directors since our incorporation in 1994. From 1980 to 1991, Mr. Meyers was involved in arbitrage and derivatives trading at EF Hutton, Prudential Bache Securities, LF Rothschild Unterberg Towbin, and Commodities Corporation. He began working on asset-backed securities financings in 1986. He currently serves as the Vice-Chair of the Board of the Curry School of Education at the University of Virginia and is a member of both the International Institute for Strategic Studies and the Forum for the Future of Higher Education. Mr. Meyers received an A.B. in Economics from Brandeis University and is currently participating in the Owner President Management Program at the Harvard Graduate School of Business Administration.

        Stephen E. Anbinder is a co-founder of First Marblehead and has served as Vice Chairman of the board of directors since May 2002. Mr. Anbinder previously served as our President, from December 1995 to May 2002, and Treasurer, from May 2002 to June 2003. From 1980 to 1981 and from 1962 to 1969, Mr. Anbinder held positions with Scudder Stevens & Clark, an investment counseling firm, serving most recently as a Vice President and member of its investment policy committee. From 1970 to 1979, Mr. Anbinder served as a Managing Director of Dillon Read & Company, a securities brokerage firm, where he headed the fixed income capital markets group and was a member of the board of directors. Mr. Anbinder currently serves as a trustee of Mercy

College. Mr. Anbinder received a B.A. in Literature from Cornell University and an M.B.A. from the Harvard Graduate School of Business Administration.

        Ralph M. James has been our President and Secretary since May 2002 and has served as our Chief Operating Officer since June 2000. Mr. James previously served as an Executive Vice President, from September 1996 to July 2001. From 1994 to 1996, Mr. James served as Associate Dean and Senior Executive Officer of the Harvard Graduate School of Business Administration. From 1993 to 1994, Mr. James served as Director of Major Gifts for the Faculty of Arts and Sciences at Harvard University. From 1982 to 1993, Mr. James served in various administrative capacities in executive education and fundraising for the Harvard Graduate School of Business Administration. Mr. James received a B.A. in Religious Studies from the University of California at Santa Barbara and an M.B.A. from the Harvard Graduate School of Business Administration.

        John A. Hupalo has served as our Executive Vice President and Group Head, Capital Markets since March 2003. From March 1999 to March 2003, Mr. Hupalo served as a Managing Director in the Education Loan Group of UBS Paine Webber, a diversified financial institution. From 1991 to 1999, Mr. Hupalo served as a Director in the Education Loan Group of Salomon Smith Barney, an investment bank. From 1987 to 1991, Mr. Hupalo served in a similar Group at Manufacturers Hanover Securities Corporation. Prior to entering the field of investment banking, Mr. Hupalo worked for a Member of the U.S. Congress and the National Association of Manufacturers. Mr. Hupalo received a B.A. in Political Science from Boston University and an M.B.A. in Finance from New York University's Stern School of Business.

        Donald R. Peck has been our Executive Vice President and Chief Financial Officer since April 2003 and Treasurer since July 2003. From June 2002 to April 2003, Mr. Peck served as President of Lenox Partners, a finance and legal advisory firm. From July 2001 to May 2002, Mr. Peck served as Chief Financial Officer and General Counsel of Zeborg, Inc., a sourcing solutions firm. From May 2000 to July 2001, Mr. Peck served as Chief Financial Officer and General Counsel of Marketmax, Inc., a retail software firm. From September 1996 to September 1999, Mr. Peck served as Treasurer and General Counsel to Centennial Technologies, Inc., a PCMCIA card manufacturer. From 1997 to 1999, Mr. Peck also served as Secretary of Centennial Technologies. From 1986 to 1996, Mr. Peck was an attorney with the law firm of Nutter, McClennen & Fish LLP. Prior to practicing as an attorney, Mr. Peck held positions with Arthur Andersen LLP, serving most recently as a senior auditor. Mr. Peck serves on the Board of Overseers of the New England Conservatory of Music. Mr. Peck received a B.S. in Business Administration from the University of Rhode Island and a J.D. from Cornell Law School.

        John C. Niles has been our Executive Vice President, Office of the Chief Operating Officer, since August 2003. Mr. Niles previously served as Senior Vice President and Managing Director, Business Development and Vice President, Operations from April 1996 to August 2003. From 1991 to 1996, Mr. Niles served as Vice President, Operations of LittlePoint Corporation, a biotech/consumer products company. From 1988 to 1991, Mr. Niles served as a Commercial Lending Officer at the Bank of Boston. Mr. Niles received a B.A. in History from St. Lawrence University.

        Leslie L. Alexander has served as a director since December 1995. Mr. Alexander has been an institutional investor with the Alexander Group since 1980. Mr. Alexander has owned the Houston Rockets professional basketball team since 1993 and the Houston Comets professional basketball team since 1997. Mr. Alexander received a B.S. from New York University and a J.D. from Western State University.

        William R. Berkley has served as a director since December 1995. Mr. Berkley serves as Chairman of the Board of several other companies which he controls or founded. These include W.R. Berkley Corporation, a publicly held property and casualty insurance holding company;

Associated Community Bancorp, Inc., a bank holding company which owns all of the issued and outstanding capital stock of The Greenwich Bank & Trust Company, a Connecticut chartered commercial bank, and Westport National Bank, a Federally chartered commercial bank; and Interlaken Capital, Inc., a private investment firm. Mr. Berkley has been a member of the Board of Directors of Strategic Distribution, Inc. since 1994 and has served as Chairman of the Board of Directors of Strategic Distribution, Inc. since March 2000. Mr. Berkley is active in civic and philanthropic affairs and currently serves as a director of Georgetown University, Vice Chairman of the Board of Trustees of the University of Connecticut, trustee and member of the Executive Committee of the Board of Trustees of New York University, Chairman of the Board of Overseers of the Stern School of Business of New York University, and Co-Chairman of the Albert B. Sabin Vaccine Institute, Inc. Mr. Berkley received a B.S. from New York University and an M.B.A. from the Harvard Graduate School of Business Administration.

        Dort A. Cameron III has served as a director since December 1995. Mr. Cameron is a private investor who has served as the Managing Member of the Airlie Group, a money management firm, since 1994. From 1993 to 2000, Mr. Cameron served as Chairman of Entex Information Services, Inc., a provider of distributed computing infrastructure services and hardware. Mr. Cameron currently serves as a Trustee Emeritus of Middlebury College and serves on the Rippowam Cisqua School and Westchester Land Trust Boards. Mr. Cameron received an A.B. from Middlebury College.

        George G. Daly has served as a director since September 2002. Mr. Daly has been the Gerald Fingerhut Professor of Business Administration at the Leonard N. Stern School of Business of New York University since 1998. From 1993 to August 2002, he was the Dean of the Stern School. From 1983 to 1993, Mr. Daly served as Dean and Professor at the College of Business Administration at the University of Iowa. He has also served in senior posts in the federal government and as a consultant to the National Football League. Mr. Daly has served as a director of W.R. Berkley Corporation since 1997. Mr. Daly received an A.B. from Miami University of Ohio and an M.A. and Ph.D. from Northwestern University.

        Peter S. Drotch has served as a director since October 2003. Mr. Drotch joined Price Waterhouse, an accounting firm, in 1964. From 1975 to 2000, Mr. Drotch was a partner at PricewaterhouseCoopers, from which he retired in 2000. Mr. Drotch held a number of positions at PricewaterhouseCoopers, most recently leading the firm's services to the investment management industry in the Americas and serving as a member of the global leadership team for this industry services group, which provides services to investment advisors, banks, insurance companies, broker dealers, industrial corporations and governmental units with respect to their investment management operations. Mr. Drotch's volunteer activities include past President and Chairman of the National Investment Companies Services Association, which provides educational networking and programming for the operations sector of the mutual fund industry, and Chairman of the University of Connecticut Foundation. Mr. Drotch received a B.S. degree in accounting from the University of Connecticut.

        William D. Hansen has served as a director and as chairman of our advisory council since July 2003. Mr. Hansen has served since July 2003 as the Senior Vice President and Managing Director of Affiliated Computer Services' Education Services Business, which provides business process and information technology outsourcing solutions to commercial and government clients. From May 2001 to July 2003, Mr. Hansen served as the Deputy Secretary of the U.S. Department of Education, functioning as its chief operating officer. From 1993 to 2001, Mr. Hansen was the President of the Education Finance Council, a not-for-profit trade association representing state-based student loan finance organizations. From 1981 to 1993, he held numerous senior executive positions, including Assistant Secretary for Management and Budget and Chief Financial Officer, at

the U.S. Department of Education. He also held senior executive positions at the United States Departments of Commerce and Energy. He has served on numerous state and national boards and commissions on reforming elementary and secondary schools and increasing access to higher education, including the National Commission on the Cost of Higher Education. Mr. Hansen also currently serves as a director of the University of Phoenix, Chela Financial and the Student Loan Finance Corporation. Mr. Hansen received a B.S. degree in Economics from George Mason University.

Board of Directors

        We currently have eight directors, all of whom were elected as directors under a shareholders' agreement that will automatically terminate upon the closing of this offering. At our request, all directors elected to the board of directors pursuant to the shareholders' agreement have orally agreed to remain on the board for an indefinite period following this offering. There are no family relationships among any of our directors or executive officers.

        Each director shall hold office until his or her successor is elected and qualified at our next annual meeting of stockholders or until the director's earlier resignation or removal.

Board Committees

        Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. We anticipate that Peter S. Drotch will qualify as an "audit committee financial expert," as defined by applicable rules of the New York Stock Exchange and the SEC.

  Audit Committee

        Messrs. Cameron, Daly, Drotch and Hansen currently serve on the audit committee. The audit committee assists our board of directors in its oversight of:

  •
  the integrity of our financial statements;

  •
  our compliance with legal and regulatory requirements;

  •
  the independent auditors' qualifications and independence; and

  •
  the performance of our independent auditors.

        The audit committee has direct responsibility for the appointment, compensation, retention and oversight of the work of our independent auditors, KPMG LLP. All audit services, and all non-audit services, except de minimis non-audit services, must be approved in advance by the audit committee.

  Compensation Committee

        Messrs. Alexander, Berkley, Cameron, Daly and Hansen currently serve on the compensation committee. The compensation committee reviews and makes recommendations to the board of directors regarding the compensation and benefits of our executive officers and key managers. The compensation committee also administers the issuance of stock options and other awards under our stock plans and establishes and reviews policies relating to the compensation and benefits of our employees and consultants.

  Nominating and Corporate Governance Committee

        Messrs. Alexander, Berkley, Cameron and Daly currently serve on the nominating and corporate governance committee. The nominating and corporate governance committee:

  •
  identifies individuals qualified to become board members;

  •
  recommends to the board the persons to be nominated by the board for election as directors at the annual meeting of stockholders;

  •
  develops and recommends to the board corporate governance principles; and

  •
  oversees the evaluation of the board and management.

Director Compensation

  Fees and Expenses

        Directors who are employees receive no additional cash compensation for their service as directors. Our non-employee directors receive an annual fee from us of $16,000. In addition, directors are reimbursed for expenses incurred in connection with their service. The board member who serves as the chairperson of our advisory council also receives an annual fee from us of $50,000.

        Non-employee directors are entitled to receive stock options under our 2002 Director Stock Plan. In addition, we may, in our discretion, grant stock options and other equity awards to our employee and non-employee directors under our stock plans.

  2002 Director Stock Plan

        Our director plan was adopted by our board of directors in September 2002 and by our stockholders in August 2003. Under the director plan, our non-employee directors are eligible to receive non-statutory stock options to purchase shares of our common stock. A total of 200,000 shares of our common stock may be issued upon the exercise of options granted under the plan. As of October 9, 2003, options to purchase 40,000 shares of common stock were outstanding under the plan.

        Under the terms of the director plan, each non-employee director will be granted an option to purchase 4,000 shares of common stock on the date of his initial election to our board of directors. In addition, beginning on September 20, 2003, each non-employee director will receive an option to purchase 4,000 shares of our common stock on September 20 each year, if on such date the non-employee director has served on our board of directors for at least 180 days.

        We have granted the following non-qualified stock options to our non-employee directors:

  •
  On September 20, 2002, we granted stock options to purchase 4,000 shares at an exercise price of $5.00 per share to Messrs. Alexander, Berkley, Cameron and Daly.

  •
  On July 10, 2003, we granted an option to Mr. Hansen to purchase 4,000 shares at an exercise price of $12.15 per share.

  •
  On September 20, 2003, we granted stock options to purchase 4,000 share at an exercise price of $12.15 per share to Messrs. Alexander, Berkley, Cameron and Daly.

  •
  On October 9, 2003, we granted a stock option to Mr. Drotch to purchase 4,000 shares at an exercise price equal to $15.00 per share.

        All options granted under the director plan vest immediately and have an exercise price equal to the fair market value of common stock as determined under the plan. An optionee may exercise his option only while he is a director and for 90 days after he ceases to be a director. Unexercised options expire ten years after the date of grant. Options granted under the director plan are not transferable or assignable other than by will or the laws of descent and distribution.

        In the event of a merger of First Marblehead with another entity or any exchange of all our common stock for cash, securities or other property, our board of directors will provide for all outstanding options under the director plan to be assumed or substituted for by the acquiror. If the acquiror does not assume or substitute for outstanding awards, our board of directors will provide that all unexercised options will become exercisable in full prior to the completion of the acquisition event and that these options will terminate upon completion of the event if not previously exercised. If our stockholders will receive cash in the acquisition event, our board of directors may instead provide that all options will terminate and be exchanged for cash. In the event of a proposed liquidation or dissolution of First Marblehead, our board of directors will provide that all then unexercised options under the director plan will become exercisable in full as of a specified time at least 10 business days prior to the effective date of the liquidation or dissolution and then terminate effective upon the liquidation or dissolution, if not previously exercised. Our board of directors may adjust each outstanding option upon a change in capitalization.

Compensation Committee Interlocks and Insider Participation

        None of our executive officers serves as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our board of directors or compensation committee. None of the current members of our compensation committee has ever been an employee of First Marblehead.

Executive Compensation

  Compensation Earned

        The following summarizes the compensation earned during the fiscal 2003 by our chief executive officer and our four other most highly compensated executive officers who were serving as executive officers on June 30, 2003 and whose total compensation exceeded $100,000. We refer to these individuals as our "named executive officers."

Summary Compensation Table

		Annual compensation					Long-term compensation
Name and principal position	Fiscal year	Salary		Bonus	Other annual compensation		Securities underlying options	All other compensation
Daniel Maxwell Meyers Chief Executive Officer and Chairman	2003	$500,000		$1,000,000	$3,997	(1)	—	$1,566	(2)
Stephen E. Anbinder Vice Chairman	2003	425,000		500,000	—		—	2,895	(2)
Ralph M. James President and Chief Operating Officer	2003	400,000		500,000	—		—	900,765	(2)(3)
John C. Niles Executive Vice President	2003	205,000		125,000	—		—	—
John A. Hupalo Executive Vice President	2003	125,000	(4)	50,000	—		300,000	—

(1)
This amount represents payments we made on behalf of Mr. Meyers for automobile expenses.
(2)
This amount represents premiums we paid on behalf of the executive for life insurance.
(3)
Compensation amount includes non-cash compensation through June 30, 2003 of approximately $900,000 which, under accounting principles generally accepted in the United States of America, Ralph James is deemed to have earned pursuant to an agreement with Mr. Meyers, our Chief Executive Officer and Chairman, and Mr. Anbinder, our Vice Chairman, who are also directors and principal stockholders of First Marblehead. Mr. James did not actually receive any cash or other item of value from us pursuant to the agreement, which was terminated on September 30, 2003. In return for terminating this agreement, Mr. Meyers and Mr. Anbinder granted Mr. James options to purchase 186,272 and 131,608 shares, respectively, of our common stock owned by them at an exercise price of $4.15 per share. These options are immediately exercisable and expire on September 30, 2013. We estimate that we will record an additional one-time $1.64 million of non-cash compensation expense in the first fiscal quarter of 2004 relating to the option agreements.
(4)
Mr. Hupalo joined us in March 2003. Mr. Hupalo's current annual base salary is $400,000.

  Option Grants

        The following table sets forth information concerning the individual grants of stock options to each of the named executive officers who received grants during fiscal 2003. The exercise price per share of each option was equal to the fair market value of the common stock on the date of grant, as determined by the board of directors. Our board of directors determined the fair market value of our common stock based on their good faith estimate of the fair market value and on an independent valuation. We have never granted any stock appreciation rights. The potential realizable value is calculated based on the term of the option at its time of grant, which is ten years. This value is based on assumed rates of stock appreciation of 5% and 10% compounded annually from the date the options were granted until their expiration date, assuming a fair market value equal to the fair market value at fiscal 2003 year end. These numbers are calculated based on the requirements of the SEC and do not reflect our estimate of future stock price growth. Actual gains, if any, on stock option exercises will depend on the future performance of the common stock and the date on which the options are exercised.

Option Grants In Year Ended June 30, 2003

					Potential realizable value at assumed annual rates of stock price appreciation for option term
	Number of securities underlying options granted	Percent of total options granted to employees in fiscal year
Name			Exercise price per share	Expiration date
					5%	10%
Daniel Maxwell Meyers	—	—	—	—	—	—
Stephen E. Anbinder	—	—	—	—	—	—
Ralph M. James	—	—	—	—	—	—
John C. Niles	120,000(1)	12.1%	$5.00	7/15/12	$377,336	$956,245
John A. Hupalo	300,000(1)	30.2	7.00	3/3/13	1,320,679	3,346,859

(1)
The option vests ratably over four years in five equal installments beginning on the date of grant.

  Option Exercises and Holdings

        None of our named executive officers exercised options during fiscal 2003. The following table sets forth certain information regarding the number and value of unexercised options held by each of the named executive officers as of June 30, 2003. There was no public market for our common stock as of June 30, 2003. Accordingly, amounts described in the following table under the heading "Value of Unexercised In-The-Money Options at Fiscal Year End" are determined by multiplying the number of shares underlying the options by the difference between an assumed initial public offering price of $16.00 per share and the per share option exercise price.

Aggregated 2003 Fiscal Year-End Option Exercises and Values

	Number of securities underlying unexercised options at fiscal year end		Value of unexercised in-the-money options at fiscal year end
Name
	Exercisable	Unexercisable	Exercisable	Unexercisable
Daniel Maxwell Meyers	—	—	—	—
Stephen E. Anbinder	—	—	—	—
Ralph M. James	2,240,000	840,000	$33,796,000	$11,865,000
John C. Niles	326,000	164,000	4,843,600	2,082,400
John A. Hupalo	60,000	240,000	540,000	2,160,000

        Generally, all options vest ratably over four years in five equal installments beginning on the date of grant.

Employee Benefit Plans

  1996 Stock Option Plan

        Our 1996 Stock Option Plan was adopted by our board of directors in October 1996 and by our stockholders in March 1997. We reserved 7,000,000 shares of our common stock for issuance under the 1996 plan. As of October 1, 2003, options to purchase 6,184,240 shares of our common stock were outstanding and 471,760 shares of common stock have been issued upon the exercise of stock options.

        Our 1996 plan provides for the grant of incentive stock options and nonstatutory stock options. Our officers, employees and consultants, and those of our subsidiaries, are eligible to receive awards under the 1996 plan, however, incentive stock options may only be granted to our employees.

        Our board of directors administers the 1996 plan, although it may delegate its authority to one or more of its committees. Our board of directors has authorized the stock option committee to administer the plan, including the granting of options to executive officers. In accordance with the provisions of the 1996 plan, the stock option committee selects the recipients of awards and determines the:

  •
  number of shares of common stock covered by options and the dates upon which such options become exercisable;

  •
  type of option and the price and method of payment for each option;

  •
  exercise price of options; and

  •
  duration of options.

        Upon completion of this offering, the 1996 plan will be administered by the compensation committee, and we do not intend to grant additional stock options under the 1996 plan.

        In the event of a merger of First Marblehead with another corporation, or the sale of all or substantially all of our assets, or upon our reorganization or liquidation, each holder of an outstanding option will be entitled to receive, upon exercise and payment, the same shares as the optionholder would have been entitled to receive prior to the transaction. First Marblehead may, however, instead provide written notice that options will terminate unless exercised by a date specified in the notice. First Marblehead may accelerate or waive any deferred exercise period in that event in its discretion.

        No incentive stock option award may be granted under the 1996 plan after October 14, 2006 but the vesting and effectiveness of awards granted before that date may extend beyond that date. Our board of directors may at any time amend, suspend or terminate the 1996 plan except that no award designated as subject to Section 162(m) of the Internal Revenue Code by our board of directors shall become exercisable, realizable or vested, to the extent an amendment to the plan was required to grant such award, unless the amendment is approved by our stockholders. In addition, stockholder approval is required to increase the number of shares reserved for issuance under the 1996 plan, extend the grant and exercise periods or extend the term of the 1996 plan.

  2003 Stock Incentive Plan

        We adopted our 2003 Stock Incentive Plan in September 2003 and have reserved 1,200,000 shares of our common stock for issuance under the 2003 plan. After completion of this offering we do not intend to grant additional stock options under our 1996 plan. If an award granted under the plan expires or is terminated, surrendered or canceled without having been fully exercised, the shares of common stock underlying the award will again be available for issuance under the 2003 plan. As of October 1, 2003, no options had been issued under the 2003 plan.

        Our 2003 plan provides for the grant of incentive stock options, nonstatutory stock options, restricted stock and other stock-based awards. Our officers, employees, directors, consultants and advisors, and those of our subsidiaries, are eligible to receive awards under the 2003 plan, however, incentive stock options may only be granted to our employees. The maximum number of shares of common stock with respect to which awards may be granted to any participant under the 2003 plan is 1,200,000 per calendar year.

        Our board of directors administers the 2003 plan, although it may delegate its authority to one or more of its committees. Our board of directors has authorized the compensation committee to administer the 2003 plan, including the granting of options to our executive officers. In accordance with the provisions of the 2003 plan, our compensation committee selects the recipients of awards and determines the:

  •
  number of shares of common stock covered by options and the dates upon which such options become exercisable;

  •
  exercise price of options;

  •
  duration of options;

  •
  method of payment of the exercise price; and

  •
  number of shares of common stock subject to any restricted stock or other stock-based awards and the terms and conditions of such awards, including the conditions for repurchase, issue price and repurchase price.

        In the event of a merger of First Marblehead with another entity or any exchange of all of our common stock for cash, securities or other property, our board of directors will provide for all outstanding awards under the 2003 plan to be assumed or substituted for by the acquiror. If the acquiror does not assume or substitute for outstanding awards, our board of directors will provide that all unexercised options will become exercisable in full prior to the completion of the acquisition event and that these options will terminate upon completion of the event if not previously exercised. If our stockholders will receive cash in the acquisition event, our board of directors may instead provide that all options will terminate and be exchanged for cash. In the event of a proposed liquidation or dissolution of First Marblehead, our board of directors will provide that all then unexercised options under the 2003 plan will become exercisable in full as of a specified time at least 10 business days prior to the effective date of the liquidation or dissolution and then terminate effective upon such liquidation or dissolution, if not previously exercised. Our board of directors may adjust each outstanding option upon a change in capitalization.

        No award may be granted under the 2003 plan after September 15, 2013 but the vesting and effectiveness of awards granted before that date may extend beyond that date. Our board of directors may at any time amend, suspend or terminate the 2003 plan at any time, except that stockholder approval will be required for any revision that would materially increase the number of shares reserved for issuance, expand the types of awards available under the plan, materially modify plan eligibility requirements, extend the term of the plan or materially modify the method of determining the exercise price of options granted under the plan, or otherwise as required to comply with applicable law or stock exchange requirements. In addition, no award designated as subject to Section 162(m) of the Internal Revenue Code by our board of directors will become exercisable, realizable or vested, to the extent an amendment to the 2003 plan was required to grant such award, unless and until such amendment is approved by our stockholders.

  2003 Employee Stock Purchase Plan

        Our 2003 Employee Stock Purchase Plan was adopted by our board of directors in October 2003. The purchase plan will become effective upon the completion of this offering and authorizes the issuance of up to a total of 400,000 shares of our common stock to participating employees.

        All of our employees, including our directors who are employees and all employees of any participating subsidiaries, who have been employed by First Marblehead for at least six months prior to enrolling in the purchase plan, who are employees on the first day of the purchase plan period and whose customary employment is for more than 20 hours a week and for more than five months in any calendar year, are eligible to participate in the purchase plan. Employees who would, immediately after an option grant, own 5% or more of the total combined voting power or value of our stock or the stock of any of our subsidiaries are not eligible to participate in the purchase plan.

        We will make one or more offerings to our employees to purchase stock under the purchase plan. Offerings will begin on each January 1, April 1, July 1 and October 1, provided that our first offering commencement date will begin on the date on which trading of our common stock commences on the New York Stock Exchange in connection with this offering. Each offering commencement date will begin a three-month period during which payroll deductions will be made and held for the purchase of our common stock at the end of the purchase plan period, except that our first offering period will end on March 31, 2004.

        On the first day of a designated payroll deduction period, or offering period, we will grant to each eligible employee who has elected to participate in the purchase plan an option to purchase shares of our common stock as follows: the employee may authorize up to 10% of his or her base pay to be deducted by us during the offering period. On the last day of the offering period, the employee is deemed to have exercised the option, at the option exercise price, to the extent of accumulated payroll deductions. Under the terms of the purchase plan, the option exercise price is an amount equal to 85% of the closing price, as defined in the purchase plan, per share of our common stock on either the first day or the last day of the offering period, whichever is lower. In no event may an employee purchase in any one offering period a number of shares which exceeds the number of shares determined by dividing:

  •
  the product of $2,083 and the number of full months in the offering period, by

  •
  the closing price of a share of our common stock on the commencement date of the offering period.

        Our board of directors may, in its discretion, choose a different offering period for each subsequent offering.

        An employee who is not a participant on the last day of the offering period is not entitled to exercise any option, and the employee's accumulated payroll deductions will be refunded. An employee's rights under the purchase plan terminate upon voluntary withdrawal from the purchase plan at any time, or when the employee ceases employment for any reason, except that upon termination of employment because of death, the balance in the employee's account will be paid to the employee's beneficiary.

        Because participation in the purchase plan is voluntary, we cannot now determine the number of shares of our common stock to be purchased by any particular current executive officer, by all current executive officers as a group or by non-executive employees as a group.

  401(k) Plan

        Our retirement plan is qualified under Section 401 of the Internal Revenue Code. Our employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit and have the amount of such reduction contributed to the 401(k) plan. We may make matching or additional contributions to the 401(k) plan in amounts to be determined annually by us.

Agreements with Executive Officers

        Mr. Hupalo serves as our Executive Vice President and Group Head, Capital Markets pursuant to a letter agreement dated February 24, 2003. Mr. Hupalo's annual compensation is $400,000. Under the letter agreement, Mr. Hupalo will also receive $200,000 in annual cash incentive compensation to be paid on each anniversary date of his employment. In addition, Mr. Hupalo was granted a stock option to purchase 300,000 shares of common stock at a price of $7.00 per share, the fair market value of our common stock on the date of grant. This stock option vests ratably over four years in five equal installments beginning on the date of grant. Mr. Hupalo will receive guaranteed severance of $1,000,000 net of any pre-tax profit on his options if a change of control event occurs within the first 18 months of his employment and the sale of shares upon exercise of stock options does not yield at least $1,000,000 in pre-tax profit.

        Mr. Peck serves as our Executive Vice President and Chief Financial Officer pursuant to a letter agreement dated April 10, 2003. Mr. Peck's annual compensation is $250,000, and he is entitled to receive annual cash incentive compensation in the amount up to 30% of his annual compensation as a target bonus on the first anniversary date of his employment. Mr. Peck's target bonus will be paid at our discretion after the first anniversary of his employment. In addition, Mr. Peck was granted in April 2003 a stock option to purchase 150,000 shares of common stock at a price of $7.00 per share, the fair market value of our common stock on the date of grant. This stock option vests ratably over four years in five equal installments beginning on the date of grant. In the event of a change in control following which Mr. Peck is not offered a position within 35 miles of his current residence, with a comparable scope of responsibilities and comparable compensation, Mr. Peck will be entitled to continuation of salary and benefits for six months following his termination date. Mr. Peck's option agreement provides that, in the event of a change in control, as defined in the agreement, the options covered by the agreement will vest in full.

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table sets forth information with respect to the beneficial ownership of our common stock as of October 1, 2003, as adjusted to reflect the sale of shares of common stock in this offering, for:

  •
  each beneficial owner of more than 5% of our outstanding common stock;

  •
  each of our named executive officers and directors;

  •
  all of our executive officers and directors as a group; and

  •
  each of the selling stockholders, which consist of the entities and individuals shown as having "Shares Being Offered."

        Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares of common stock issuable upon the exercise of stock options that are immediately exercisable or exercisable within 60 days. Except as otherwise indicated, all of the shares reflected in the table are shares of common stock and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

        Percentage ownership calculations are based on 53,593,200 shares outstanding as of October 1, 2003. We and certain selling stockholders have granted the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to an aggregate of 1,031,250 and 843,750 shares, respectively, to cover over-allotments. Information in the following table assumes that the underwriters do not exercise their over-allotment option.

        To the extent that any shares of common stock are issued on exercise of stock options, there may be further dilution to new public investors.

        Other than Messrs. Meyers and Anbinder, none of our employees is selling shares in this offering.

	Beneficial ownership prior to offering					Beneficial ownership after offering
Name and address of beneficial owner(1)	Shares beneficially owned(2)		Right to acquire within 60 days of October 1, 2003	Percentage	Shares being offered	Shares beneficially owned	Percentage
The Alexander 2003 Investment Trust	17,766,200		—	33.2%	466,200	17,300,000	28.6%
Interlaken Investment Partners, L.P.	12,334,960		—	23.0	1,860,000	10,474,960	17.3
Daniel Maxwell Meyers	9,160,920		—	17.1	937,500	8,223,420	13.6
Stephen E. Anbinder	6,472,600	(3)	—	12.1	936,000	5,536,600	9.2
Joseph L. Fraites	2,652,320		—	5.0	205,900	2,446,420	4.0
Ralph M. James	2,837,880	(4)	2,637,880	5.2	—	2,837,880	4.5
John A. Hupalo	60,000		60,000	*	—	60,000	*
John C. Niles	400,000		400,000	*	—	400,000	*
Leslie L. Alexander(5)	17,774,200		8,000	33.2	466,200	17,308,000	28.6
William R. Berkley(6)	12,342,960		8,000	23.0	1,860,000	10,482,960	17.3
Dort A. Cameron III	961,600		8,000	1.8	300,000	661,600	1.1
George G. Daly	8,000		8,000	*	—	8,000	*
Peter S. Drotch	4,000	(7)	4,000	*	—	4,000	*
William D. Hansen	4,000		4,000	*	—	4,000	*
All executive officers and directors as a group (12 persons)	50,056,160	(2)(3)(4)(5)(6)(7)	3,167,880	88.2%	4,499,700	45,556,460	71.6%

Other selling stockholders:
William R. Berkley, Jr.	217,120	—	*	21,600	195,520	*
Doopy L.P.	100,160	—	*	60,000	40,160	*
Catherine B. James(8)	167,960	—	*	87,960	80,000	*
Robert G. James IRA(9)	832,360	—	1.6%	200,000	632,360	1.0
William L. Mahone	17,600	—	*	4,000	13,600	*
Charles J. Martin	6,520	—	*	6,520	—	*
Tamara Marz	114,000	—	*	8,000	106,000	*
Robert McGee	22,280	—	*	10,000	12,280	*
Martin B. O'Connell	17,320	—	*	3,320	14,000	*
Joshua A. Polan	111,320	—	*	22,400	88,920	*
William and Denise Rothwell	31,280	—	*	15,600	15,680	*
Victor M. Samra, Jr.	1,107,840	—	2.1%	368,000	739,840	1.2
James W. Walker, II	336,640	—	*	112,000	224,640	*

*
Represents less than 1% of the outstanding shares of common stock.

(1)
Addresses are c/o The First Marblehead Corporation, 30 Little Harbor, Marblehead, MA 01945.

(2)
Includes shares issuable pursuant to options exercisable within 60 days of October 1, 2003.

(3)
Includes 2,800,000 shares held by Roxbury Management Company, LLC, of which Mr. Anbinder is a member and as to which he shares investment power with respect to its assets. Mr. Anbinder disclaims beneficial ownership of these shares.

(4)
Includes 317,880 shares issuable pursuant to options granted by Messrs. Meyers and Anbinder and exercisable within 60 days of October 1, 2003.

(5)
Includes shares held by The Alexander 2003 Investment Trust, of which Mr. Alexander is a co-trustee sharing investment power with respect to trust assets. All shares being offered represent shares held by The Alexander 2003 Investment Trust.

(6)
Includes shares held by Interlaken Investment Partners, L.P. Mr. Berkley controls the indirect general partner of Interlaken Investment Partners, L.P. and is therefore deemed to own beneficially these shares. Mr. Berkley disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein. All shares being offered represent shares held by Interlaken Investment Partners, L.P.

(7)
Includes 4,000 shares issuable pursuant to fully vested options granted to Mr. Drotch on October 9, 2003 upon his initial election as a director.

(8)
Ms. Catherine B. James is the sister of Ralph M. James, President and Chief Operating Officer of First Marblehead. This stockholder is associated with a broker-dealer, The Nassau Group, Inc. The Nassau Group, Inc. is not participating in this offering.

(9)
Mr. Robert G. James is the father of Ralph M. James, President and Chief Operating Officer of First Marblehead. This stockholder is affiliated with a broker-dealer, The Nassau Group, Inc. The Nassau Group, Inc. is not participating in this offering.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        Since June 30, 2000, we have engaged in the following transactions with our directors, executive officers and holders of more than five percent of our voting securities and affiliates of our directors, executive officers and five percent stockholders.

        On July 2, 2003, we renewed a $975,000 revolving line of credit at an interest rate of one percent above the highest Prime Rate published in The Wall Street Journal or six percent, whichever is higher, with Middlesex Bank & Trust Company, a division of Westport National Bank. Westport National Bank is a wholly owned subsidiary of Associated Community Bancorp, Inc., of which William R. Berkley, one of our directors, is a director and majority stockholder. We do not intend to renew this line of credit following its current term. Pursuant to the revolving line of credit entered into with Fleet National Bank on August 28, 2003, we expect that this revolving line of credit with Middlesex Bank & Trust Company will be terminated.

        At June 30, 2003, Milestone Capital Management, an institutional money management firm, was managing approximately $15.8 million of cash and cash equivalents for us, for which we are charged Milestone Capital Management's standard service fees. Based on our average historical deposits with Milestone Capital Management in fiscal 2003, Milestone Capital Management's gross revenue after fund expenses for fiscal 2003 was $35,581. Dort A. Cameron III, one of our directors, is a director of Milestone Capital Management. Members of his immediate family own approximately 40% of its outstanding equity.

        In July 2002, we issued a total of 1,987,040 shares of common stock to the following director, immediate family members of our directors and an officer and a 10% stockholder. These shares were issued upon the exercise of warrants that were issued in connection with a pro-rata rights offering of our common stock to our stockholders in 1997. The exercise price of each share of common stock was $1.00 per share.

Name of stockholder	Number of Shares	Aggregate Price Paid
Dort A. Cameron	35,920	$35,920
William R. Berkley, Jr.(1)	14,160	14,160
Jodi Alexander Smith(2)	666,000	666,000
Interlaken Investment Partners, L.P.(3)	1,260,360	1,260,360
Catherine B. James(4)	10,600	10,600

(1)
Mr. William R. Berkley, Jr. is the son of William R. Berkley, a director of First Marblehead.

(2)
Ms. Jodi Alexander Smith is the daughter of Leslie L. Alexander, a director of First Marblehead.

(3)
Interlaken Investment Partners, L.P. is an investment partnership of which William R. Berkley is approximately a 32% limited partner. Interlaken Management Partners, L.P., the general partner of Interlaken Investment Partners, L.P., has an interest of approximately 1% in Interlaken Investment Partners, L.P., and also shares in certain profits of Interlaken Investment Partners, L.P. As the 100% stockholder and President of Lake Management, Inc., the general partner of Interlaken Management Partners, L.P., Mr. Berkley receives the benefits attributable to Interlaken Management Partners, L.P.'s 1% interest in Interlaken Investment Partners, L.P. Mr. Berkley also receives a portion of the profit participation of Interlaken Management Partners, L.P. in Interlaken Investment Partners, L.P.

(4)
Ms. Catherine B. James is the sister of Ralph M. James, President and Chief Operating Officer of First Marblehead.

        In January and February 2001, we issued promissory notes in the aggregate principal amount of $350,000 to one officer who is also a director and one director in the amounts set forth below. The notes accrued interest at ten percent per annum and were repaid in full on the dates set forth below:

Name of stockholder	Amount of note	Issuance date of note	Repayment date of note
Dort A. Cameron III	$250,000	February 2001	June 2001(1)
Stephen E. Anbinder	$100,000	January 2001	May 2001

(1)
$142,000 was repaid to Mr. Cameron in cash, and $108,000 was applied to the note issued to Mr. Cameron in June 2001 in connection with a pro-rata rights offering to our stockholders.

        In June 2001, we issued promissory notes in the aggregate principal amount of $5,476,000 to the following directors and affiliates of directors, as well as immediate family members of one of our officers. The notes were issued in connection with a pro-rata rights offering to our stockholders. The notes accrued interest quarterly in arrears at ten percent per annum and also entitled the holders to bonus interest payments equal to 15% of the principal balance outstanding on the issue date and the first and second anniversaries of the issue date. We repaid these notes in full in May 2003.

Name of stockholder	Amount of note
Dort A. Cameron III	$108,000
Catherine B. James(1)	18,000
Robert and Ardis James Foundation(2)	350,000
Admiral Insurance Company(3)	2,500,000
Carolina Casualty Insurance Company(3)	2,500,000

(1)
Ms. James is the sister of Ralph M. James, President and Chief Operating Officer of First Marblehead.

(2)
Robert and Ardis James Foundation is an affiliate of Robert James, who is the father of Ralph M. James, President and Chief Operating Officer of First Marblehead.

(3)
The named insurance company is an affiliate of William R. Berkley Corporation, more than 10% of the shares of which are owned by William R. Berkley, a director of First Marblehead.

        Robert Baron, a Vice President of First Marblehead, is the son-in-law of Stephen E. Anbinder, Vice Chairman of the board of directors of First Marblehead. Mr. Baron's annual compensation from First Marblehead was $131,000 for fiscal 2003, $82,500 for fiscal 2002 and $75,000 for fiscal 2001.

        We recently obtained directors and officers liability insurance. One of the insurance brokers who advised us is Associated Community Brokers, Inc., a wholly-owned subsidiary of Associated Community Bancorp, Inc. William R. Berkley, one of our directors, is the chairman of the board of directors of Associated Community Bancorp and owns approximately 70% of its outstanding capital stock. We expect to pay Associated Community Brokers an annual commission of approximately $116,500 in connection with our directors and officers liability insurance. We believe that this commission is substantially the same as we would pay to other insurance brokers for comparable insurance coverage.

DESCRIPTION OF CAPITAL STOCK

General

        Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.01 per share and 20,000,000 shares of undesignated preferred stock, par value $0.01 per share. The following description of our capital stock is intended as a summary only and is qualified in its entirety by reference to our restated certificate of incorporation and amended and restated by-laws filed as exhibits to the registration statement, of which this prospectus forms a part, and to Delaware corporate law. We refer in this section to our restated certificate of incorporation as our certificate of incorporation, and we refer to our amended and restated by-laws as our by-laws.

Common Stock

        As of October 1, 2003, there were 53,593,200 shares of our common stock outstanding held by 25 stockholders of record.

        The holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders and do not have any cumulative voting rights. Holders of our common stock are entitled to receive proportionally any dividends declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock.

        In the event of our liquidation or dissolution, holders of our common stock are entitled to share ratably in all assets remaining after payment of all debts and other liabilities, subject to the prior rights of any outstanding preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. All outstanding shares of our common stock are validly issued, fully paid and nonassessable. The shares to be issued by us in this offering will be, when issued and paid for, validly issued, fully paid and nonassessable.

        The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock that we may designate and issue in the future.

Undesignated Preferred Stock

        Our certificate of incorporation provides that we may issue up to 20,000,000 shares of preferred stock in one or more series as may be determined by our board of directors. Our board of directors has broad discretionary authority with respect to the rights of any new series of preferred stock and may establish the following with respect to the shares to be included in each series, without any vote or action of the stockholders:

  •
  the number of shares;

  •
  the designations, preferences and relative rights, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences; and

  •
  any qualifications, limitations or restrictions.

        We believe that the ability of our board of directors to issue one or more series of preferred stock will provide us with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that might arise. The authorized shares of preferred stock, as well as shares of common stock, will be available for issuance without action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded.

        The board of directors may authorize, without stockholder approval, the issuance of preferred stock with voting and conversion rights that could adversely affect the voting power and other rights of holders of common stock. Although our board of directors has no intention at the present time of doing so, it could issue a series of preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt of our company. Our board of directors could also issue preferred stock having terms that could discourage an acquisition attempt through which an acquiror may be able to change the composition of the board of directors, including a tender offer or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then current market price. Any issuance of preferred stock could therefore have the effect of decreasing the market price of our common stock.

        Our board of directors will make any determination to issue such shares based on its judgment as to our company's best interests and the best interests of our stockholders. We have no current plans to issue any shares of our preferred stock after this offering.

Registration Rights

        After this offering, the holders of at least 47,968,200 shares of common stock will be entitled, in certain circumstances, to require us to register their shares under the Securities Act as provided in a stockholders agreement between us and the holders of the registrable securities. Under this agreement, if we propose to register any of our securities under the Securities Act for our account, or other than for employee benefit plans and business acquisitions, or for the account of other security holders exercising registration rights, the holders of registrable securities will be entitled to notice of the registration and, on up to two occasions, to include their registrable securities in the registration. We are required to use our best efforts to effect, and we are responsible for paying the expenses of, any such registration. However, we are not responsible for paying any selling commissions, attorneys' fees or other expenses of a selling stockholder in connection with any such registration. These registration rights are subject to conditions and limitations, including the right of the underwriters of an offering to limit the number of shares included in such registration and our right not to effect a requested registration in connection with certain offerings of our securities, including this offering.

Anti-Takeover Effects of Provisions of Delaware Law and Our Charter and By-Laws

        We have elected to be governed by the provisions of Section 203 of the Delaware corporate law statute, which generally will have an anti-takeover effect for transactions not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation's voting stock. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

  •
  before the stockholder became interested, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; or

  •
  upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by:

    •
    persons who are directors and also officers, and

    •
    employee stock plans, in some instances; or

  •
  at or after the time the stockholder became interested, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

        Our by-laws provide that directors may be removed only for cause and then only by the affirmative vote of a majority of the directors present at a meeting duly held at which a quorum is present, or the holders of at least 75% of the votes which all stockholders would be entitled to cast in any annual election of directors. Under our by-laws, any vacancy on our board of directors, however occurring, including a vacancy resulting from an enlargement of our board, may only be filled by vote of a majority of our directors then in office even if less than a quorum. The limitations on the removal of directors and filling of vacancies could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us.

        Our by-laws provide that stockholders may not take any action by written consent in lieu of a meeting and limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting. In addition, our by-laws provide that only our board of directors, the chairman of the board and our president may call special meetings of stockholders. Business transacted at any special meeting of stockholders must be limited to matters relating to the purpose stated in the notice of the special meeting.

        To be "properly brought" before an annual meeting, the proposals or nominations must be:

  •
  specified in the notice of meeting;

  •
  brought before the meeting by or at the direction of the board; or

  •
  brought before the meeting by a stockholder entitled to vote at the meeting who has given to our corporate secretary the required advance written notice, in proper form, of the stockholder's intention to bring that proposal or nomination before the meeting and who was a stockholder of record on the date of the giving of the notice.

In addition to other applicable requirements, for a stockholder proposal or nomination to be properly brought before an annual meeting by a stockholder, the stockholder generally must have given notice in proper written form to the corporate secretary not less than 60 days nor more than 90 days prior to the first anniversary of the preceding year's annual meeting of stockholders, unless the date of the annual meeting is advanced by more than 20 days or delayed by more than 60 days from the first anniversary of the preceding year's annual meeting or with respect to the annual meeting to be held in 2004. In either of these cases, we must receive the notice no earlier than the 90th day prior to such annual meeting and no later than the close of business on the later of the 60th day prior to the annual meeting and the 10th day following the date on which the notice of the date of the meeting was mailed or public disclosure was made, whichever occurs first. Although our by-laws do not give the board the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, our by-laws may have the effect of precluding the consideration of some business at a meeting if the proper procedures are not followed or may discourage or defer a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.

        The Delaware corporate law statute provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless a corporation's certificate of incorporation or by-laws requires a greater percentage. Our by-laws may be amended or repealed by a majority vote of the board of directors, subject to any limitations set forth in the by-laws, and may also be amended or repealed by the stockholders by the affirmative vote of the holders of at least 75% of the votes which all the stockholders would be entitled to cast in any annual election of directors. The 75% stockholder vote would be in addition to any separate class vote that might in the future be required pursuant to the terms of any series of preferred stock that might be outstanding at the time any of these amendments are submitted to stockholders.

Limitation of Liability and Indemnification

        Our certificate of incorporation provides that:

  •
  we must indemnify our directors and officers; and

  •
  we must advance expenses, including attorneys' fees, to our directors and officers in connection with legal proceedings, subject to very limited exceptions.

        In addition, our certificate of incorporation provides that our directors will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors, except to the extent that the Delaware corporate law statute prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

        We have obtained director and officer insurance providing for indemnification for our directors and officers for certain liabilities, including liabilities under the Securities Act of 1933.

        These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder's investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these provisions, the insurance and the indemnity agreements are necessary to attract and retain talented and experienced directors and officers.

        At present, there is no pending litigation or proceeding involving any of our directors or officers where indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

Listing

        Our common stock has been approved for listing on the New York Stock Exchange under the symbol "FMD."

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is EquiServe.

SHARES ELIGIBLE FOR FUTURE SALE

        Future sales of substantial amounts of common stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our common stock. Because some shares of common stock will not be available for sale shortly after this offering as a result of the contractual and legal restrictions on resale described below, sales of substantial amounts of common stock in the public market after these restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

        Prior to this offering, there has been no public market for our common stock. Although we have applied to list our common stock on the New York Stock Exchange, we cannot assure you that there will be an active public market for our common stock. Immediately after the offering, we will have 60,468,200 shares of common stock outstanding, including 12,500,000 shares of common stock sold by us and the selling stockholders in this offering, but not including:

  •
  1,031,250 shares of common stock issuable by us upon exercise of the underwriters' over-allotment option; and

  •
  approximately 8,000,000 additional shares of common stock reserved for issuance under our stock plans.

        Of the outstanding number of shares after this offering, 12,500,000 shares of our common stock to be sold in the offering will be freely tradable without restriction or further registration under the Securities Act of 1933, except for any shares purchased by "affiliates," as that term is defined in Rule 144 under the Securities Act of 1933.

        Shares acquired by affiliates and the remaining 47,968,200 shares held by existing stockholders are "restricted securities" as that term is defined in Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act, which rules are summarized below.

Lock-up Agreements

        All of our directors, officers and stockholders will have signed lock-up agreements under which they agree not to dispose of or hedge any of their shares of common stock or securities convertible into or exchangeable for shares of common stock for a period of 180 days after the date of this prospectus. Transfers or dispositions can be made sooner:

  •
  as bona fide gifts;

  •
  distributions to beneficiaries, trustees and settlors of a trust;

  •
  to any trust for the direct or indirect benefit of the transferor or his or her immediate family; or

  •
  in the case of certain entities, transfers to affiliates.

provided in each case that the recipient of those shares agrees to be bound by the foregoing restrictions for the duration of the 180 days. In addition, transfers or dispositions can be made sooner with the prior written consent of Goldman, Sachs & Co.

        In addition, we have agreed that, without the prior written consent of Goldman, Sachs & Co., we will not offer, transfer or dispose of, directly or indirectly, any shares of common stock, any security convertible into or exchangeable or exercisable for shares of common stock or any securities substantially similar to our common stock for a period of 180 days after the date of this prospectus. Our agreement with Goldman, Sachs & Co. provides, however, that we may, without such consent:

  •
  grant options and sell shares pursuant to our stock plans; and

  •
  issue a number of shares of our common stock with a value of up to an aggregate of $20 million in connection with one or more acquisitions or collaborative arrangements, provided in each case that the recipients of those shares agree to be bound by the foregoing restrictions for the duration of the 180 days.

        Upon expiration of the lock-up period, 180 days after the date of this prospectus,             shares will be available for resale to the public in accordance with Rule 144.

Rule 144

        In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated together) who has beneficially owned restricted shares for at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

  •
  one percent of the then outstanding shares of our common stock, which will equal approximately 604,682 shares immediately after this offering, or

  •
  the average weekly trading volume in our common stock on the New York Stock Exchange during the four calendar weeks preceding the date on which notice of the sale is filed.

        Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

        Affiliates must comply with the restrictions and requirements of Rule 144, other than the one-year holding period requirement, in order to sell shares of our common stock which are not restricted securities.

Rule 144(k)

        Under Rule 144(k), a person who is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to resell these shares without complying with the manner of sale, availability of public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, "144(k) shares" may be sold immediately upon completion of the offering.

Rule 701

        In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants or advisors who purchases shares from us in connection with a compensatory stock plan or other written agreement is eligible to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

Stock Options

        We intend to file a registration statement with the SEC covering approximately 8,000,000 shares of common stock reserved for issuance under our 1996 Stock Option Plan, 2002 Director Stock Plan, 2003 Stock Incentive Plan and 2003 Employee Stock Purchase Plan.

        Upon the expiration of the lock-up agreements described above, at least 4,674,240 shares of common stock will be subject to vested options, based on options outstanding as of October 1, 2003. We intend to file the registration statement as soon as practicable after the effective date of this offering. Accordingly, shares covered by the registration statement will, subject to vesting provisions and Rule 144 volume limitations applicable to our affiliates, be eligible for sale in the public market immediately after the 180-day lock-up agreements expire.

Registration Rights

        Upon completion of this offering, the holders of at least 47,968,200 shares of our common stock will be eligible to certain rights with respect to the registration of such shares under the Securities Act. See "Description of Capital Stock—Registration Rights." Upon the effectiveness of a registration statement covering these shares, the shares would become freely tradable.

UNDERWRITING

        First Marblehead, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. is acting as sole book-running manager of this offering and, together with J.P. Morgan Securities Inc. and Bear, Stearns & Co. Inc. are acting as the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co
J.P. Morgan Securities Inc.
Bear, Stearns & Co. Inc.

Total	12,500,000

        The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

        If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 1,875,000 shares from First Marblehead and certain selling stockholders to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

        The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by First Marblehead and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase    additional shares.

Paid by First Marblehead

	No exercise	Full exercise
Per Share	$	$
Total	$	$

Paid by the selling stockholders

	No exercise	Full exercise
Per Share	$	$
Total	$	$

        Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $                    per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $                    per share from the initial public offering

price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

        First Marblehead, its directors, officers and all of its existing stockholders (which include the selling stockholders in this offering) will agree with the underwriters not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with limited exceptions. This agreement does not apply to any existing employee benefit plans. See "Shares Available for Future Sale" for a discussion of certain transfer restrictions and the exceptions to the lock-up agreements.

        Prior to this offering, there has been no public market for the shares. The initial public offering price will be negotiated among First Marblehead and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be First Marblehead's historical performance, estimates of the business potential and earnings prospects of First Marblehead, an assessment of First Marblehead's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

        Our common stock has been approved for listing on the New York Stock Exchange under the symbol "FMD." In order to meet one of the requirements for listing the common stock on the NYSE, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial holders.

        A prospectus in electronic format may be made available on the websites maintained by one or more of the lead underwriters of this offering and may also be made available on websites maintained by other underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the lead managers to underwriters that may make Internet distributions on the same basis as other allocations.

        In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Shorts sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from First Marblehead and the selling stockholders in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

        The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

        Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

        The underwriters do not expect sales to discretionary accounts to exceed 5% of the total number of shares offered.

        First Marblehead estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $1.8 million. These expenses include the Securities and Exchange Commission registration fee, the National Association of Securities Dealers, Inc. fee, printing and mailing expenses, legal fees and expenses, accounting fees and expenses, and other miscellaneous expenses.

        First Marblehead and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933 and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, and will contribute to payments that the underwriters may be required to make in respect of those liabilities.

        Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for First Marblehead or the securitization trusts structured by First Marblehead, for which they received or will receive customary fees and expenses.

        Each underwriter has represented, warranted and agreed that:

  •
  it has not offered or sold and, prior to the expiration of a period of six months from the closing of this offering, will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve acquiring, holding, managing or disposing of investments, whether as principal or agent, for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

  •
  it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, or FSMA) received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to the Company; and

  •
  it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

        The shares may not be offered or sold, transferred or delivered, as part of their initial distribution or at any time thereafter, directly or indirectly, to any individual or legal entity in the Netherlands other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade, which includes banks, securities intermediaries, insurance companies, pension funds, other institutional investors and commercial enterprises which, as an ancillary activity, regularly trade or invest in securities.

        No underwriter has offered or sold, or will offer or sell, in Hong Kong, by means of any document, any shares, other than to persons whose ordinary business is to buy or sell securities, whether as principal or agent, or under circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, nor has it issued or had in its possession for the purpose of issue, nor will it issue or have in its possession for the purpose of issue, any invitation or advertisement relating to the shares in Hong Kong (except as permitted by the securities laws of Hong Kong) other than with respect to shares which are intended to be disposed of to persons outside Hong Kong or to be disposed of only to persons whose business involves the acquisition, disposal, or holding of securities, whether as principal or as agent.

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than under circumstances in which such offer, sale or invitation does not constitute an offer or sale, or invitation for subscription or purchase, of the shares to the public in Singapore.

        Each underwriter has acknowledged and agreed that the shares have not been registered under the Securities and Exchange Law of Japan and are not being offered or sold and may not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except pursuant to an exemption from the registration requirements of the Securities and Exchange Law of Japan, and except in compliance with any other applicable requirements of Japanese law.

LEGAL MATTERS

        Hale and Dorr LLP, Boston, Massachusetts has passed upon the validity of the shares of common stock offered hereby. Legal matters relating to this offering will be passed upon for the underwriters by Goodwin Procter LLP, Boston, Massachusetts.

EXPERTS

        The consolidated financial statements of The First Marblehead Corporation and its subsidiaries as of June 30, 2003 and 2002, and for each of the years in the three-year period ended June 30, 2003, have been included herein in reliance upon the report of KPMG LLP, independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the Securities and Exchange Commission a registration statement on Form S-1 (File Number 333-108531) under the Securities Act of 1933 with respect to the shares of common stock we and the selling stockholders are offering by this prospectus. This prospectus does not contain all of the information included in the registration statement. For further information pertaining to us and our common stock. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

        On the closing of the offering, we will be subject to the informational requirements of the Securities Exchange Act of 1934 and will file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, over the Internet at the SEC's website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facility at 450 Fifth Street, N.W., Washington, D.C. 20549.

        You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

 INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
The First Marblehead Corporation:

        We have audited the accompanying consolidated balance sheets of The First Marblehead Corporation and subsidiaries (the Company) as of June 30, 2003 and 2002, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended June 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The First Marblehead Corporation and subsidiaries as of June 30, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 2003 in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

September 4, 2003, except as to note 15,
which is as of October 29, 2003

Boston, Massachusetts

THE FIRST MARBLEHEAD CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

June 30, 2003 and 2002

	2003	2002
ASSETS
Cash and other short-term investments	$16,756,653	$5,243,308
Securities purchased under resale agreements	1,570,365	2,073,025

Total cash and cash equivalents	18,327,018	7,316,333

Service receivables:
Structural advisory fees	10,785,583	4,760,468
Residuals	43,600,465	13,573,360
Processing fees from The Education Resources Institute (TERI)	2,519,435	2,059,560

	56,905,483	20,393,388
Other receivables	142,818	348,603

Property and equipment	6,255,181	4,231,581
Less accumulated depreciation and amortization	(1,839,319)	(668,551)

Property and equipment, net	4,415,862	3,563,030
Goodwill	3,176,497	3,176,497
Intangible assets, net	3,608,538	3,879,005
Prepaid and other assets	477,019	338,891

Total assets	$87,053,235	$39,015,747

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
Accounts payable and accrued expenses	$13,558,897	$3,292,238
Net deferred tax liability	14,395,985	5,265,063
Notes payable to related parties	—	4,518,000
Notes payable to TERI	6,674,020	7,305,348

Total liabilities	34,628,902	20,380,649

Commitments and contingencies
Stockholders' equity:
Preferred stock, par value $0.01 per share; 20,000,000 shares authorized; no shares issued or outstanding	—	—
Common stock, par value $0.01 per share; 100,000,000 shares authorized; 53,185,440 and 51,121,760 shares issued and outstanding at June 30, 2003 and 2002, respectively	531,854	511,218
Additional paid-in capital	13,239,353	10,969,509
Retained earnings	38,653,126	7,154,371

Total stockholders' equity	52,424,333	18,635,098

Total liabilities and stockholders' equity	$87,053,235	$39,015,747

See accompanying notes to consolidated financial statements.

THE FIRST MARBLEHEAD CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

Years ended June 30, 2003, 2002 and 2001

	2003	2002	2001
Service revenue:
Structural advisory fees	$39,336,698	$14,760,226	$5,255,550
Residuals	30,027,105	11,831,993	1,136,040
Administrative and other fees	1,414,617	474,878	360,171
Processing fees from TERI	20,577,486	14,191,952	—

Total service revenue	91,355,906	41,259,049	6,751,761

Operating expenses:
Compensation and benefits	19,815,912	11,488,563	2,793,742
General and administrative expenses	16,072,928	10,651,639	1,943,145

Total operating expenses	35,888,840	22,140,202	4,736,887

Income from operations	55,467,066	19,118,847	2,014,874

Other (income) expense:
Interest expense	1,561,105	1,804,493	—
Interest income	(104,782)	(91,219)	(53,371)
Other income	(2,400)	(130,737)	—

Total other (income) expense, net	1,453,923	1,582,537	(53,371)

Income before income tax expense	54,013,143	17,536,310	2,068,245
Income tax expense	22,514,388	5,306,933	13,725

Net income	$31,498,755	$12,229,377	$2,054,520

Net income per share, basic	$0.59	$0.24	$0.04
Net income per share, diluted	0.51	0.20	0.04
Weighted average shares outstanding, basic	53,099,116	51,122,000	51,122,000
Weighted average shares outstanding, diluted	61,560,992	62,268,788	51,122,000

See accompanying notes to consolidated financial statements.

THE FIRST MARBLEHEAD CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years ended June 30, 2003, 2002 and 2001

	Common stock	Additional paid-in capital	Retained earnings	Total stockholders' equity
Balance at June 30, 2000	$511,218	$10,303,509	$(7,129,526)	$3,685,201
Net income	—	—	2,054,520	2,054,520

Balance at June 30, 2001	511,218	10,303,509	(5,075,006)	5,739,721
Warrants exercised	—	666,000	—	666,000
Net income	—	—	12,229,377	12,229,377

Balance at June 30, 2002	511,218	10,969,509	7,154,371	18,635,098
Warrants exercised	19,996	1,313,684	—	1,333,680
Options exercised	640	56,160	—	56,800
Non-cash compensation	—	900,000	—	900,000
Net income	—	—	31,498,755	31,498,755

Balance at June 30, 2003	$531,854	$13,239,353	$38,653,126	$52,424,333

See accompanying notes to consolidated financial statements.

THE FIRST MARBLEHEAD CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended June 30, 2003, 2002 and 2001

	2003	2002	2001
Cash flows from operating activities:
Net income	$31,498,755	$12,229,377	$2,054,520
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	1,434,505	510,139	64,977
Amortization	1,017,995	868,523	—
Non-cash compensation	900,000	—	—
Change in assets/liabilities:
Increase in processing fees from TERI and other receivables	(254,090)	(2,090,767)	(192,063)
Increase in structural advisory fees	(6,025,115)	(3,110,380)	(788,655)
Increase in residuals	(30,027,105)	(11,935,009)	(991,966)
Increase in prepaid and other assets	(138,128)	(304,791)	—
Increase in deferred tax liability	9,130,922	5,265,063	—
Increase in accounts payable and accrued expenses	10,266,658	1,963,599	437,476

Net cash provided by operating activities	17,804,397	3,395,754	584,289

Cash flows from investing activities:
Purchases of property and equipment	(2,287,336)	(940,574)	(46,588)
Net cash paid for acquisition of TERI's loan processing operations	(747,528)	(985,136)	(1,315,890)

Net cash flow used for investing activities	(3,034,864)	(1,925,710)	(1,362,478)

Cash flows from financing activities:
Repayment on notes payable to TERI	(631,328)	(594,652)	—
Repayment on notes payable to related parties	(4,518,000)	(1,000,000)	—
Proceeds from notes payable to related parties	—	—	5,518,000
Stock warrants and options exercised	1,390,480	666,000	—

Net cash provided by (used for) financing activities	(3,758,848)	(928,652)	5,518,000

Net increase in cash and cash equivalents	11,010,685	541,392	4,739,811
Cash and cash equivalents, beginning of year	7,316,333	6,774,941	2,035,130

Cash and cash equivalents, end of year	$18,327,018	$7,316,333	$6,774,941

Supplemental disclosures of cash flow information:
Interest paid	$1,561,105	$1,804,493	$—

Income taxes paid	$7,099,099	$118,468	$11,312

Supplemental disclosure of noncash activities:
Structural advisory fees and residuals	$36,052,220	$15,045,389	$1,780,621

Non-cash compensation	$900,000	$—	$—

        In conjunction with the purchase acquisition detailed in Note 5 to the consolidated financial statements, assets were acquired and liabilities were assumed as follows:

Fair value of assets acquired	$—	$132,966	$9,230,456
Liabilities assumed	—	—	739,871

See accompanying notes to consolidated financial statements.

THE FIRST MARBLEHEAD CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2003, 2002 and 2001

(1) Nature of Business

        The First Marblehead Corporation (FMC, and together with its subsidiaries, the Company), which was incorporated under the laws of the State of Delaware on August 13, 1994, provides outsourcing services for private education lending in the United States. The Company helps meet the growing demand for private education loans by providing national and regional financial institutions and educational institutions, as well as businesses and other enterprises, with an integrated suite of services for designing and implementing student loan programs for their respective customers, students, employees and members. The Company focuses primarily on loan programs for undergraduate, graduate and professional education, and, to a lesser degree, on the primary and secondary school market. The Company is entitled to receive structural advisory fees and residuals for its services in connection with securitizations of loans generated by the loan programs that it facilitates. The Company also receives fees for administrative services for The National Collegiate Master Student Loan Trust I (NCMSLT) and for The National Collegiate Trust (NCT) and the separate securitization trusts established by NCT (NCT trusts).

        The Company offers services in connection with loan programs in two major marketing channels, private label and Guaranteed Access to Education, or GATE. To date, the Company has used discrete trust vehicles, depending on the marketing channel, for the securitizations that it facilitates. TERI-guaranteed private label loans have generally been purchased by NCMSLT. GATE loans, and a limited number of TERI-guaranteed and other loans, have been purchased by the NCT trusts.

        FMC has four wholly-owned subsidiaries:

  •
  First Marblehead Data Services, Inc. (FMDS), which was incorporated as a wholly-owned subsidiary of FMC under the laws of the Commonwealth of Massachusetts on April 1, 1996, provides administrative services to NCMSLT and the NCT trusts that own the student loans once securitized;

  •
  First Marblehead Education Resources, Inc. (FMER), which was incorporated as a wholly-owned subsidiary of FMC under the laws of the State of Delaware in March 2001, provides outsourced loan origination, pre-claims, claims and default management services to TERI;

  •
  GATE Holdings, Inc. (Gate Holdings), which was incorporated as a wholly-owned subsidiary of FMC under the laws of the State of Delaware on October 29, 1996, holds FMC's title to residual interests in NCMSLT and the NCT trusts. Gate Holdings has an interest of 75% of the funds available for distribution from NCMSLT, and a residual interest ranging between 10% and 26% of the funds available for distribution from the NCT trusts; and

  •
  TERI Marketing Services, Inc. (TMSI), which was incorporated as a wholly-owned subsidiary of FMER under the laws of the State of Delaware on May 14, 2001, provides marketing services to The Education Resource Institute (TERI), a not-for-profit organization that functions as a guarantor of student loans disbursed by participating lending institutions.

        On June 20, 2001, FMC and TERI completed a purchase and sale agreement that provided for FMC to acquire TERI's loan processing operations, including its historical database and workforce in place. FMER provides to TERI, under a Master Servicing Agreement, outsourced services including loan origination, customer service, default prevention, default processing and administrative services. TERI reimburses FMER on a monthly basis for expenses incurred relating to the service being performed on TERI's behalf based on the terms of the Master Servicing Agreement (see Note 5).

(2) Summary of Significant Accounting Policies

  (a)    Cash and Cash Equivalents

        Cash and cash equivalents include balances in money market funds and securities purchased under resale agreements with original maturities of three months or less. Securities purchased under resale agreements matured on July 1, 2003 and were collateralized by asset-backed securities owned by the bank that has provided the Company with its letters of credit (see Note 9). These asset-backed securities had a market value of $2,499,100 at June 30, 2003.

  (b)    Property and Equipment

        The Company provides for depreciation by the straight-line or accelerated methods at rates adequate to depreciate the appropriate assets over their estimated useful lives. Leasehold improvements are amortized over the shorter of the lease terms or the estimated useful lives of the improvements.

	2003	2002	Useful life
Equipment	$3,911,373	$3,249,059	3—5 years
Software	1,072,442	373,249	3 years
Leasehold improvements	498,836	83,531	5 years or lease term
Capital lease	404,968	55,688	lease term
Furniture and fixtures	367,562	470,054	5—7 years

	6,255,181	4,231,581

Less accumulated depreciation	(1,839,319)	(668,551)

Total property and equipment, net	$4,415,862	$3,563,030

  (c)    Use of Estimates

        The preparation of financial statements in accordance with accounting standards generally accepted in the United States of America requires management to make estimates and assumptions (including the determination of the present value of expected future cash flows) that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to change relate to the recognition and valuation of structural advisory fees and residuals, and the valuation of goodwill and intangible assets. The Company considers the methods by which it makes these estimates and assumptions, as well as its policy with respect to the determination of whether or not to consolidate the securitization vehicles that it facilitates, to be critical accounting policies.

  (d)    Revenue Recognition

  Structural Advisory Fees — General

        Structural advisory fees are paid to the Company from NCMSLT and the NCT trusts for structuring and facilitating the securitization of the student loans and are recognized in service revenue when the loans are securitized. A portion of such fees is paid to the Company upon securitization and is based upon a percentage of the loan balance in the loan pool securitized. During fiscal 2003, the structural advisory fees paid at the time of the two fiscal 2003 NCMSLT securitizations, as a percentage of actual loans securitized, were 5.8% and 6.7%, and the structural advisory fee paid at the time of the fiscal 2003 NCT trust securitization, as a percentage of actual loans securitized, was 7.4% (of which 37% of the fee, or $1,983,192, was invested in the 2003 NCT trust and, on a discounted basis, is included in residuals). During fiscal 2002, the structural advisory fees paid at the time of the fiscal 2002 NCMSLT securitization and 2002 NCT trust securitization, as a percentage of actual loans securitized, were 4.0% and 5.4%, respectively (of which 31% of the NCT trust securitization fee, or $1,751,290, was invested in the 2002 NCT trust and, on a discounted basis, is included in residuals). During fiscal 2001, the structural advisory fee paid at the time of the fiscal 2001 NCT trust securitization, as a percentage of actual loans securitized, was 6.95% (of which 25% of the fee, or $1,231,087, was invested in the 2001 NCT trust and, on a discounted basis, is included in residuals).

        These investments in the NCT trusts were accounted for as a reduction in our structural advisory fees collected upon securitization and were recognized as residuals, accounted for in accordance with Accounting Principles Board Opinion No. 21, " Interest on Receivables and Payables."

        Further, the Company collects additional structural advisory fees over the life of the student loan once the assets of a securitization trust exceed its liabilities by amounts stipulated in the related indenture agreement, which excess ranges from 3.5% to 5.0%. For the securitizations conducted in fiscal 2003, 2002 and 2001, this fee amounts to 0.15% of the student loan balances outstanding in the trusts from time to time over the life of the student loans securitized.

  Residuals — General

        The Company is entitled to receive in NCMSLT 75% of the residuals representing its interests, once the balance of the loans in NCMSLT exceeds the balance of the debt by 3.5%. The Company is also entitled to receive from the NCT trusts a fee of 10% of the residuals of GATE loans plus a share of the residuals (primarily determined by the percentage of securitized loans related to FMC's investment) based on its beneficial interests in the fiscal 2003, 2002, 2001, 2000 and 1999 securitizations in each NCT trust after all bondholders have been repaid. The Company's investment in the NCT trusts was made in order to eliminate the default risk exposure of a limited number of schools. In exchange, the Company received the rights to residual interests that these schools would otherwise hold in the trust. The value of this residual is primarily affected by the loan performance at these schools.

  Structural Advisory Fees and Residuals — Policy

        The estimated present value of the additional structural advisory fees and residuals, net of prepayment, default and recovery assumptions, is deemed earned at the time a securitization transaction is completed because evidence of an arrangement exists, services have been provided, the fee is fixed and determinable based on discounted cash flow analyses, and collectibility is reasonably assured.

        Structural advisory fees and residuals receivables are carried on the balance sheet at fair value and are evaluated on a periodic basis based on the present value of expected future cash flows, using management's best estimates. These estimates are based on historical and third-party data, and the Company's industry experience with the assumptions for default, prepayments, recoveries and discount rates commensurate with the risk involved, considering current student loan balances and current outstanding balances of borrowings in the securitization trusts.

  Administrative and Other Fees

        Administrative fees are paid from NCMSLT and the NCT trusts to FMDS as of each trust payment date for the daily management of the securitization trusts and the services provided in obtaining information from the servicers and reporting to parties related to a securitization. The fee is based upon a percentage of the outstanding principal balance of each of the debt of the NCT trusts and NCMSLT. The fee varies with each separate securitization and can range from 5 basis points to 20 basis points. The fee was 20 basis points for the fiscal 2003 NCT trust securitization and 10 basis points for the two fiscal 2003 NCMSLT securitizations, and 10 basis points for all of the fiscal 2002 and 2001 securitizations. The Company recognizes such fees in service revenue when earned, as administrative services are provided.

        Other fees are based upon a fixed dollar amount per loan and/or a percentage of the loan balance and are recognized in service revenue upon origination by the third-party financial institution. Other fees include fee income to FMER relating to a supplement to the Master Servicing Agreement that entitles FMER to 50% of fee income earned by TERI on an accrual basis based upon loan origination as stipulated in the loan origination agreement between TERI and a third-party financial institution.

  Processing Fees from TERI

        Processing fees from TERI consist of reimbursement of expenses incurred by FMER relating to services performed on behalf of TERI under the terms of the Master Servicing Agreement and are recognized as services are performed.

        Interest income is accrued based on the expected rate to be paid by the financial institution multiplied by the cash or short term investment balance.

  (e)    Goodwill and Intangible Assets

  Goodwill

        Goodwill has been recorded as the excess of the purchase price paid over the fair value of net assets of the business acquired. The goodwill consists of the fair value of workforce-in-place as well as certain direct acquisition costs and a fair value adjustment for liabilities assumed. The fair value of the workforce-in-place was based upon an appraisal obtained from an independent third-party.

        Goodwill is not amortized but is evaluated for impairment at least annually, and the Company has concluded that goodwill was not impaired as of June 30, 2003. The Company early-adopted

Statement of Financial Accounting Standards (SFAS) No. 142 "Goodwill and Other Intangible Assets," during fiscal 2001. The Company considers the following factors in assessing goodwill for impairment: an appraisal obtained from a third-party, increases in private label loan volume facilitated and securities, the number of private label customers, and revenues and profitability related to private label loans. Impairment, if any, would be determined based upon a discounted cash flow analysis, using a discount rate commensurate with the risks involved.

  Intangible Assets

        Intangible assets were also recorded in connection with the TERI acquisition and consist of the cost of the acquired loan database. This database tracks information such as borrower credit characteristics, borrowing practices, interest rates, fees and default rates, and provides several significant competitive advantages. The data allow the Company to analyze risk trends and the amount of risk specific to the loans that become part of the securitizations that it structures. Additionally, the data assist in the Company's default prevention efforts by providing a basis by which it monitors borrower default experiences. The Company also utilizes the database information to monitor and analyze student loan information in order to customize loan products for the Company's third-party lender clients and to assist them in the risk-based pricing of the loan products.

        This loan database was valued based upon an appraisal obtained from an independent third-party. Intangible assets are amortized over their estimated useful life of five years, using the straight-line method. Capitalized costs paid to TERI for monthly database updates are amortized over five years from the date of capitalization. Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

        As of June 30, 2003, the Company had approximately $3.6 million in unamortized identifiable intangible assets. During the year ended June 30, 2003, $747,528 of additional intangible assets were recognized relating to updates which add significant value and extend the useful life of the loan database purchased.

        Total amortization expense associated with these intangible assets in fiscal 2003 and 2002 was $1,017,995 and $868,523, respectively. Estimated future amortization expense for these assets during the next five fiscal years is as follows:

2004	$1,167,534
2005	1,317,040
2006	1,466,545
2007	679,038
2008	529,499

  (f)    Consolidation

        The consolidated financial statements include the accounts of FMC and its subsidiaries, after eliminating intercompany accounts and transactions. Prior to July 1, 2003, excluding securitization trusts created after January 31, 2003, in accordance with various Emerging Issues Task Force issues and related interpretations, the Company did not consolidate the NCMSLT and the NCT trusts created for securitization purposes. The Company considered, among other things, the following factors in assessing consolidation of the securitization trusts:

  •
  The Company does not have unilateral decision-making abilities related to significant matters affecting the securitization trusts, such as asset acquisition, prepayment of debt, placement of debt obligations and modification of trust documents;

  •
  The Company does not have substantially all the risks and rewards of ownership, as TERI and the respective colleges provide substantially all of the student loan guarantees;

  •
  The Company is a facilitator for which it receives market-based fees and is not the transferor of assets to the securitization trusts; and

  •
  The Company's continuing involvement in the securitization trusts is limited to a passive residual interest and its role as an administrator for the trusts for which it receives market-based fees.

        Beginning July 1, 2003, and for securitization trusts created after January 31, 2003, the Company applies FASB Interpretation (FIN) No. 46, "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51," in assessing consolidation. FIN No. 46 provides a new framework for identifying variable interest entities and determining when a company should include the assets, liabilities, non-controlling interests and results of activities of a variable interest entity in its consolidated financial statements. At June 30, 2003, the existing securitization trusts created after January 31, 2003 have either met the criteria to be a qualified special-purpose entity (QSPE), as defined in paragraph 35 of SFAS No. 140, "Accounting for the Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," or the Company has determined that it is not the primary beneficiary of the securitization trusts, as defined by FIN No. 46. Accordingly, the Company did not consolidate these existing securitization trusts in these financial statements. The Company is currently evaluating the securitization trusts created prior to January 31, 2003 to determine if the Company is the primary beneficiary. If the Company determines that it is the primary beneficiary of any of these securitization trusts, the Company expects the parties to the trust documents to amend them in order for these securitization trusts to be considered QSPEs.

        In June 2003, the FASB issued an Exposure Draft, "Qualifying Special-Purpose Entities and Isolation of Transferred Assets—an amendment of FASB Statement No. 140." This proposal would, among other things, change the requirements that an entity must meet to be considered a QSPE. The Company is monitoring the status of this Exposure Draft to assess the impact to the Company's financial condition and results of operations.

  (g)    Income Taxes

        The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  (h)    Pension

        Effective January 1, 2002, FMER has a non-contributory defined benefit pension plan, funded through group annuities, that covers substantially all FMER employees. The pension plan benefit obligation for FMER employees accrued under the TERI plan was transferred to the FMER plan. Plan costs are charged to expense and funded annually. The expense relating to the pension plan is reimbursed by TERI under the terms of Master Servicing Agreement. FMER uses a June 30 measurement date to determine its pension expense and related financial statement disclosure information.

  (i)    Stock Options

        The Company applies SFAS No. 123, "Accounting for Stock-Based Compensation," which permits entities to recognize as expense over the vesting period the fair value of stock-based awards on the date of grant. For employee stock-based awards, SFAS No. 123 allows entities to continue to apply the provisions of Accounting Principles Board (APB) Opinion No. 25 and provide pro forma net earnings disclosures as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to apply the provisions of APB No. 25 and provide the pro forma disclosures of SFAS No. 123.

        The Company accounts for non-employee stock-based awards in which goods or services are the consideration received for the equity instruments issued based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.

        For purposes of pro forma disclosures, the estimated fair value of the stock options is amortized to expense over the vesting period of the options. The Company's consolidated pro forma net income and net income per share for the years ended June 30, 2003, 2002 and 2001, had the Company elected to recognize compensation expense for the granting of options under SFAS No. 123 using the Black-Scholes option pricing model, are as follows for the years ended June 30, 2003, 2002 and 2001:

	2003	2002	2001
Net income—as reported	$31,498,755	$12,229,377	$2,054,520
Less: Total stock-based employee compensation expense determined under fair value based methods for all awards, net of tax	(459,931)	(275,548)	—

Net income—pro forma	$31,038,824	$11,953,829	$2,054,520

Net income per share—basic—as reported	$0.59	$0.24	$0.04
Net income per share—basic—pro forma	0.58	0.23	0.04
Net income per share—diluted—as reported	0.51	0.20	0.04
Net income per share—diluted—pro forma	0.50	0.19	0.04

        The fair value of the options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for the years ended June 30, 2003, 2002 and 2001:

Assumption	2003	2002	2001
Expected risk-free interest rate	3.91%	4.95%	6.10%
Expected dividend yield	—	—	—
Expected average life in years	7	7	7

        The weighted average grant date fair market value of stock options granted during fiscal 2003, 2002 and 2001 was $5.22, $12.91 and $0, respectfully.

        Option pricing models require the input of highly subjective assumptions. Because the Company's employee stock has characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

  (j)    Software and Web Site Development Costs

        The Company accounts for software costs in accordance with Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 requires computer software costs that are incurred in the preliminary project stage to be expensed as incurred. Once the capitalization criteria of SOP 98-1 have been met during the other stages of the software's development, directly attributable costs should be capitalized. During fiscal 2003, 2002 and 2001, the Company capitalized $410,335, $118,027 and $0, respectively, of software costs.

        The Company accounts for its web site development costs consistent with EITF Issue No. 00-2, "Accounting for Web Site Development Costs." Issue 00-2 requires that planning costs be expensed as incurred, costs to develop web site application and infrastructure and graphics be capitalized once the capitalization criteria of SOP 98-1 have been met, and operating costs such as training and maintenance, unless such costs add new functionality, be expensed as incurred. During fiscal 2003, 2002 and 2001, the Company capitalized $288,859, $0 and $0, respectively, of web site development costs.

        The capitalized software and web site development costs are being amortized over their useful life of three years.

  (k)    Net Income Per Share

        Basic net income per share is computed by dividing net income by the basic weighted-average number of shares outstanding for the periods presented. Diluted net income per share is computed by dividing net income by the diluted weighted average shares outstanding and common equivalent shares outstanding during the period. The weighted average shares outstanding and common equivalent shares outstanding has been determined in accordance with the treasury stock method. Common stock equivalents consist of stock issuable upon the exercise of outstanding stock options.

  (l)    Comprehensive Income

        The Company has no sources of other comprehensive income. Therefore, comprehensive income consists solely of net income.

  (m)    New Accounting Pronouncements

        In May 2003, the Financial Accounting Standards Board (FASB) issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes new standards for how an issuer classifies and measures certain financial instruments with characteristics of both debt and equity. It requires that an issuer classify three classes of freestanding financial instruments that embody obligations for the issuer as a liability or, in some cases, assets. This statement generally is effective for financial instruments entered into or modified after May 31, 2003 and for contracts in existence at the start of the first interim period beginning after June 15, 2003. The adoption of this standard did not and is not expected to have a material impact on our consolidated financial condition, results of operations, earnings per share or cash flows.

        In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation" to provide alternative methods of transition when companies elect to change from the intrinsic method to the fair value method of accounting for stock-based employee compensation, including stock options. In addition, this statement amends the disclosure requirement of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the fair value based method of accounting for stock-based employee compensation and the effect of the method used on reported results. This statement is effective for fiscal years ended after December 15, 2002 and the disclosures to be provided in interim financial reports are required for interim periods beginning after December 15, 2002. We currently use the intrinsic method of accounting for stock options and have not yet determined if we will change to the fair value method of accounting for employee stock options.

        In November 2002, the FASB issued FIN No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." This Interpretation requires the recording at fair value of the issuance of certain guarantees, which would include FMC's guarantee to TERI for the full and timely performance by FMER under the terms of the Master Servicing Agreement (see note 5). The initial recognition and initial measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. Adoption of the Interpretation did not materially affect our financial condition, results of operations, earnings per share or cash flows.

        In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires the recognition of certain costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. This Statement is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. Adoption of this standard did not materially affect our financial condition, results of operations, earnings per share or cash flows.

        In April 2002, the FASB issued SFAS No. 145 which rescinds SFAS No. 4, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. Additionally, SFAS No. 145 amends SFAS No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. We adopted SFAS No. 145 in 2003. Adoption of this standard did not materially affect our financial condition, results of operations, earnings per share or cash flows.

  (n)    Reclassification

        Certain amounts in prior years have been reclassified to conform to the 2003 consolidated financial statement presentation.

(3) Industry Segment Information

        The Company's activities are considered to be in a single industry segment for financial reporting purposes. The Company is engaged in the business of private education finance services and related activities. Substantially all income is derived from these activities.

(4) Service Receivables

  Balance Sheet Data

        Structural advisory fees and residuals receivables represent the present value of additional structural advisory fees and residuals expected to be collected over the life of the student loan, net of prepayment, default and recovery estimates. The fees are paid from the various NCT trusts and NCMSLT to the Company. Processing fees receivable from TERI represents amounts due from TERI for expenses incurred by FMER on TERI's behalf.

	At June 30,
	2003	2002
2003 securitizations	$32,951,154	$—
2002 securitizations	17,888,866	14,795,369
2001 securitization	1,890,130	1,767,906
2000 securitization	1,212,471	1,219,299
1999 securitization	443,427	551,254

Total structural advisory fees and residuals	54,386,048	18,333,828
Processing fees receivable from TERI	2,519,435	2,059,560

Total service receivables	$56,905,483	$20,393,388

        The following table summarizes the changes in the fair value of the structural advisory fees receivable for the years ended June 30, 2003 and 2002, respectively:

	2003	2002
Fair value at beginning of year	$4,760,468	$1,547,072
Additions from structuring new securitizations	5,452,550	3,143,161
Fair market value adjustments	572,565	70,235

Fair value at end of year	$10,785,583	$4,760,468

        The following table summarizes the changes in the fair value of the residuals receivable for the years ended June 30, 2003 and 2002, respectively:

	2003	2002
Fair value at beginning of year	$13,573,360	$1,741,367
Additions from structuring new securitizations	27,498,604	11,652,208
Fair market value adjustments	2,528,501	179,785

Fair value at end of year	$43,600,465	$13,573,360

        The cash flows on structural advisory fees receivable from scheduled securitization trust cash flows were discounted at a rate equal to the 10-year Treasury rate at June 30, 2003 and 2002 plus 2.0%. The discount rate used at June 30, 2003 and 2002 for the fiscal 2003 and 2002 securitizations was 5.33% and 6.86%, respectively, for the structural advisory fees receivable. The discount rate used to measure the fair value of the residuals receivable was 12% for the years ended June 30, 2003 and 2002. Prepayment assumptions used on private label loans were 7% in fiscal 2003 and 2002, and on GATE loans were 4% in fiscal 2003 and 3% in fiscal 2002. Default assumptions used on private label loans were 8.1% in fiscal 2003 and ranged from 6.9% to 9.0% in fiscal 2002. Default assumptions used on GATE loans were 25% in fiscal 2003 and 2002. Recovery rate assumptions used on private label loans were 40% in fiscal 2003 and ranged from 40% to 50% in fiscal 2002. Recovery rate assumptions used on GATE loans were 50% in fiscal 2003 and 2002.

        In connection with the three most recent securitizations of GATE loans, in order to accommodate a limited number of schools, the Company invested approximately $2.0 million, $1.8 million, and $1.2 million, respectively, of the Company's up-front structural advisory fees in the NCT trusts. These investments entitle the Company to additional interest in the residuals of the NCT trusts and are included in residuals receivable on the consolidated balance sheets.

        The above receivables are anticipated to be collected over the estimated lives of the securitization trusts. For the 2003 securitizations, the cash flows of the securitization trusts are expected to be collected over approximately 20 to 24 years and, based on the assumptions used, the structural advisory fees and residuals receivables are anticipated to be collected beginning in 2008. For the 2002 securitizations, the cash flows of the securitization trusts are expected to be collected over approximately 17 to 20 years and, based on the assumptions used, the structural advisory fees and residuals receivables are anticipated to be collected beginning in 2008. As the receivables are determined using various assumptions and factors, actual results may differ from these estimates.

        The effect on the fair value of the structural advisory fees and residuals receivables based on variations of 10% or 20%, except for the forward LIBOR rates, which are based on variations of 1% and 2% from the forward LIBOR rates at June 30, 2003, from the assumed levels for each key assumption is as follows:

Structural advisory fees receivables, June 30, 2003	$10,785,583

Default rate		Default rate
+10%	$(179,000)	-10%	$114,000
+20%	(261,000)	-20%	244,000
Default recovery rate		Default recovery rate
+10%	11,000	-10%	(60,000)
+20%	35,000	-20%	(60,000)
Prepayment rate		Prepayment rate
+10%	(354,000)	-10%	318,000
+20%	(637,000)	-20%	659,000
Discount rate		Discount rate
+10%	(374,000)	-10%	389,000
+20%	(730,000)	-20%	798,000
Forward LIBOR rates		Forward LIBOR rates
+1%	274,000	-1%	(251,000)
+2%	575,000	-2%	(555,000)
Residuals receivables, June 30, 2003	$43,600,465

Default rate		Default rate
+10%	$(1,387,000)	-10%	$367,000
+20%	(3,412,000)	-20%	691,000
Default recovery rate		Default recovery rate
+10%	273,000	-10%	(351,000)
+20%	492,000	-20%	(1,226,000)
Prepayment rate		Prepayment rate
+10%	(2,029,000)	-10%	2,131,000
+20%	(3,974,000)	-20%	4,361,000
Discount rate		Discount rate
+10%	(4,324,000)	-10%	4,885,000
+20%	(8,154,000)	-20%	10,424,000
Forward LIBOR rates		Forward LIBOR rates
+1%	1,070,000	-1%	$(1,313,000)
+2%	1,906,000	-2%	(2,890,000)

        These sensitivities are hypothetical and should be used with caution. The effect of each change in assumption must be calculated independently, holding all other assumptions constant. Because the key assumptions may not in fact be independent, the net effect of simultaneous adverse changes in key assumptions may be less than the sum of the individual effects above.

        The principal balance and accrued interest of loans securitized in fiscal 2003 and 2002 totaled approximately $560.3 million and $298.4 million, respectively.

  Statement of Income Data

        Service revenue recognized in the year of securitization on loans securitized and other service revenue for the years ended June 30, 2003, 2002 and 2001 is as follows:

	2003	2002	2001
Service revenue recognized related to current year securitization:
Structural advisory fees collected upon securitization	$33,311,583	$11,546,830	$3,433,394
Structural advisory fees accrued	5,452,550	3,143,161	654,679
Residuals accrued	27,498,604	11,652,208	991,966
Administrative and other fees accrued	207,285	150,546	139,046
Administrative and other fees collected	696,068	67,605	21,808

Service revenue recognized in the year of securitization	67,166,090	26,560,350	5,240,893
Other service revenue:
Income from prior securitizations
Structural advisory fees on loans sold by trusts (see below)	—	—	1,111,778
Structural advisory fees	572,565	70,235	55,699
Residuals	2,528,501	179,785	144,074
Administrative and other fees	511,264	256,729	199,317
Processing fees from TERI	20,577,486	14,191,950	—

	$91,355,906	$41,259,049	$6,751,761

        The principal balance of loans facilitated but unsecuritized, and owned by third-party financial institutions at June 30, 2003, 2002, and 2001 totaled $220.4 million, $65.1 million, and $27.3 million, respectively.

        During fiscal 2001, the Company received $1.1 million, or 2.75% of the principal balance sold, in structural advisory fees for structuring the securitization of student loans held by a third-party financial institution. Additional fees of $111,000 related to this securitization were collected subsequent to year-end and were included in other receivables at June 30, 2001. In addition, certain loans that had been originated by this third-party financial institution and that had been held in the 2000 and 1999 NCT trusts were also sold in return for a fee of 4.5% of the unpaid principal balance of the loans. The Company was entitled to receive this 4.5% fee for the 2000 securitization from the residuals in the 2000 NCT trust, plus accrued interest. The third-party financial institution was also released from its obligation to guarantee the unsecuritized loans and sell them to the NCT trust.

(5) Acquisition

        On June 20, 2001, the Company acquired for $9,230,456, certain fixed and intangible assets in addition to the loan processing operations of TERI. During 2002, additional fixed assets of $132,966 were purchased as part of the acquisition. This transaction was accounted for as an acquisition of a business. As part of the transaction, the Company established a new subsidiary, FMER, to provide certain services for the benefit of TERI. TERI continues to be a provider of private student loan guarantee services, education information and counseling services for young people from families where neither parent is a college graduate, and manager of national initiatives related to college access and financing.

        On February 2, 2001, FMC and TERI entered into a two-year Master Loan Guarantee Agreement which grants TERI a right of first refusal to guarantee existing and future FMC private label loan programs, as well as new, jointly created loan programs during the term of the Agreement. In June 2001, as a result of the closing of the Company's acquisition of TERI's loan processing operations, the Master Loan Guaranty Agreement was automatically extended to a five year term from the date of the acquisition closing, with a further five year renewal option exercisable by either party. Under the Agreement, FMC granted to TERI a right of first refusal to guarantee FMC's private label clients' existing and future loan programs with certain exceptions, such as loan programs which do not require the type of credit enhancement provided by TERI. The loans guaranteed pursuant to the Master Loan Guaranty Agreement comprise only a portion of TERI's guarantee business, and the Master Loan Guaranty Agreement does not preclude TERI from continuing to provide its guarantees to loan originators not associated with FMC. Under the terms of the Master Loan Guaranty Agreement, FMC has agreed to create a market for lenders to sell TERI-guaranteed loans through FMC-facilitated securitizations, and TERI receives a 25% interest in the residuals of the securitizations of TERI-guaranteed loans, in exchange for TERI's agreement to guarantee those loans.

        FMER provides to TERI, under a Master Servicing Agreement, underwriting, documentation and other origination services, technical support, disbursements, customer service, collections, accounting services, guarantee claims management and administrative services, in support of TERI's loan guarantee function. FMC guarantees the full and timely performance by FMER of its obligations pursuant to this Master Servicing Agreement. FMC also benefits from use of the acquired TERI assets, including historical loan data, to support the design and implementation of future FMC loan programs and new jointly created loan programs. In addition, TERI has the right to designate one of three representatives to serve on the board of directors of FMER.

        TMSI and TERI entered into a Marketing Services Agreement whereby TMSI, for and on behalf of TERI, has developed a marketing plan and marketing materials which are used to solicit new and existing lenders to enter into loan origination agreements and guarantee agreements with TERI. In order to ensure the proper performance of the Marketing Services Agreement, TMSI has the right to review and approve the marketing plans, including the related budget. In addition, TERI has the right to designate one of three representatives to serve on the board of directors of TMSI. The Marketing Services Agreement has a five-year term, with one five-year renewal option, at the election of either party.

        In addition to two notes payable, totaling $7.9 million, and cash of $1.0 million paid by FMC in June 2001 to acquire the loan processing operations of TERI, FMC pays a monthly fee of $62,294, in advance, which began on July 20, 2001 for a term of five years as consideration for the rights to receive updates and queries about TERI's loan database. This agreement for future updates and queries of the loan database can be renewed by either party for one, five-year renewal term. If this agreement is renewed, FMC will pay a monthly purchase fee of $20,627 for sixty months. FMC has paid $747,528 during the year ended June 30, 2003 related to such fees, which has increased the balance of intangible assets.

        The fixed and intangible assets were sold to allow the services required under the Master Servicing Agreement by FMER to be performed as effectively and efficiently as possible. FMC also benefits from use of the assets, including historical loan data, to support the design and implementation of future FMC loan programs and new jointly created loan programs.

(6) Related Party Transactions

        On March 4, 2002, the Company advanced an unsecured loan to a non-executive employee in the amount of $40,000 to be repaid over 5 years at 6% interest per year through payroll deductions, of which $35,444 is outstanding at June 30, 2003.

        At June 30, 2003, Milestone Capital Management (MCM), an institutional money management firm was managing approximately $15.8 million of cash and cash equivalents for FMC and charging its standard fees for its services. One of FMC's directors is a director of MCM. Members of the director's immediate family own approximately 40% of MCM's outstanding equity.

(7) Borrowings from Related Parties

  (a)    Notes Payable to Related Parties

        The Company utilized borrowings with conditional warrants totaling $5.5 million from stockholders and certain affiliates to fund the acquisition of TERI's loan processing operations. The notes payable were to mature on May 30, 2004, with interest payable quarterly, at an annual rate of 10% of the current principal balance. Additional interest was required to be paid at a rate of 15% of the outstanding balance as of June 1 of the previous year each May 30 until maturity. The terms of the borrowings required quarterly condensed financial statement reporting within 60 days of quarter-end, reporting of cash flow activities within 30 days of month-end, and audited financial statements within 180 days of year-end. The notes were paid in full on May 30, 2003. The notes would have entitled each stockholder to a portion of 22,072,000 of conditional warrants that provided the right to purchase up to a specified number of shares of FMC's common stock at an exercise price of $0.25 per share if the notes were at any time in default, including for non-payment of the additional interest. The value ascribed to the warrants, which expired prior to becoming exercisable, was not material.

        The Company entered into a $975,000 revolving line of credit with a bank effective April 24, 2002 of which none is outstanding at June 30, 2003. The line of credit matured on April 24, 2003 and was renewed through December 31, 2003 subject to the same terms and conditions, with interest payable at 1% above the highest published Wall Street Journal prime rate. The terms of the line of credit require that: the Company maintain accurate books and records; the assets be free of all liens, encumbrances and financing not approved by the lender; and when there is a balance outstanding under the line, no dividends or payments of principal and interest on any loans held by any guarantor, officer, director or stockholder may be made. A member of the board of directors of the Company is also a director and significant stockholder of a company that owns the bank. The Company believes that the line of credit is on substantially the same terms as those prevailing at the same time for comparable transactions with third parties. The Company does not expect to renew this revolving line of credit.

  (b)    Notes Payable to TERI

        In connection with the acquisition of TERI's loan processing operations, the Company entered into a Note Payable Agreement with TERI on June 20, 2001, amounting to $3.9 million, $2 million of which relates to the acquisition of TERI's software and network assets and $1.9 million of which relates to the workforce-in-place. Principal and interest at an annual rate of 6% are payable in 120 monthly installments of $43,298 commencing on July 20, 2001 and ending on June 20, 2011. The note payable is secured by the software and network assets and workforce-in-place intangible assets. The outstanding balance of this note payable at June 30, 2003 amounted to $3.3 million.

        The Company also entered into a second note payable, amounting to $4.0 million, with TERI on June 20, 2001 to fund the acquisition of TERI's loan database. Principal and interest at an annual rate of 6% are payable in 120 monthly installments of $44,408 commencing on July 20, 2001 and ending on June 20, 2011. The note payable is secured by the loan database. The outstanding balance of this note payable at June 30, 2003 amounted to $3.4 million.

        Principal payments due on notes payable to TERI in each of the five fiscal years and thereafter subsequent to June 30, 2003 are as follows:

2004	$670,270
2005	711,605
2006	755,494
2007	802,093
2008	851,565
Thereafter	2,882,993

$6,674,020

(8) Retirement Plans

  (a)    Defined Contribution Plan—401(k)

        FMC offers all its employees, age 21 and older, the opportunity to participate in a contributory 401(k) retirement plan. Employee contributions vest immediately. FMC, at its option, can contribute to the plan for the benefit of its employees. However, FMC made no contributions to the plan during the years ended June 30, 2003, 2002, and 2001. Expenses incurred by FMC for administrative costs totaled $3,200, $325, and $4,000 for the years ended June 30, 2003, 2002 and 2001, respectively.

        FMER has a defined contribution plan which is funded through group fixed and variable annuity contracts and covers substantially all employees. FMER offers eligible employees the opportunity to participate in the defined contribution plan which is intended to qualify under Section 401(k) of the Internal Revenue Code. Employees are eligible to be a participant in the plan after one month of service and are eligible for employer contributions after one year of service and 1,000 hours of service. Most employer contributions are fully vested after five years. Employees vest in these employer contributions based on the following percentages: year 1 - 0%; year 2 - 20%; year 3 - 30%; year 4 - 60%; and year 5 - 100%. Further, FMER may make other discretionary contributions, which amounted to $244,067 and $218,819 for the years ended June 30, 2003 and 2002, respectively. This expense was reimbursed by TERI under the terms of the Master Servicing Agreement.

  (b)    Pension Plan

        The following table sets forth the amounts recognized related to FMER's defined benefit pension plan in the Company's consolidated financial statements for the years ended June 30, 2003 and 2002:

	2003	2002
Change in benefit obligation:
Benefit obligation at beginning of year	$1,809,646	$—
Transfer from TERI Plan	—	1,320,813
Benefits paid	(761)	—
Service cost	293,410	120,442
Interest on projected benefit obligations	134,011	49,531
Actuarial loss	880,183	318,860

Benefit obligation at end of year	$3,116,489	$1,809,646

Change in plan assets:
Fair value of plan assets at beginning of year	$873,076	$—
Employer contributions	480,000	—
Expenses and benefits paid	(8,185)	—
Transfer from TERI plan	—	739,129
Actual return on plan assets	36,416	133,947

Fair value of plan assets at end of year	$1,381,307	$873,076

Funded status:
Unrecognized net actuarial (gain) loss	$(993,742)	$(58,139)
Unrecognized prior service cost	—	—
Prepaid (accrued) benefit cost	(741,440)	(878,431)

	$(1,735,182)	$(936,570)

Components of net periodic pension cost:
Service cost	$293,410	$120,442
Interest on projected benefit obligations	134,011	49,531
Expected return on plan assets	(84,412)	(31,413)

Net periodic pension cost	$343,009	$138,560

        Assumptions used in determining the actuarial present value of the projected benefit obligation as of June 30, 2003 and 2002 were as follows:

	2003	2002
Discount rate	5.85%	7.00%
Salary increase	5.50	5.50
Long-term rate of return	8.50	8.50

(9) Commitments and Contingencies

  Leases

        The Company leases office space and equipment under non-cancelable operating leases expiring through November 2007. Rent expense pursuant to these operating leases for the periods ended June 30, 2003, 2002 and 2001 was approximately $1,556,000, $932,000 and $155,880, respectively.

        Furniture included on the balance sheet as of June 30, 2003 at a cost of $404,968 and accumulated depreciation of $46,066 was financed through non-cancelable capital leases.

        The future minimum lease payments required under these leases for each of the five fiscal years subsequent to June 30, 2003 are approximately as follows:

	Capital leases	Operating leases
2004	$86,683	$1,180,542
2005	63,902	222,815
2006	63,902	233,696
2007	63,902	220,223
2008	26,626	—

Total minimum lease payments	305,015	$1,857,276

Less amounts representing interest	(42,940)

Present value of future minimum lease payments	262,075
Less current portion	(86,683)

	$175,392

  Letters of Credit

        On March 27, 2002, a bank issued an Irrevocable Letter of Credit on behalf of the Company with a third-party as the beneficiary in the amount of $56,250. On October 31, 2002 and March 20, 2003, this bank issued two additional Irrevocable Letters of Credit on behalf of the Company with another third-party as the beneficiary in the amounts of $113,750 and $273,000, respectively. The three Letters of Credit were issued in lieu of security deposits for the sublease of office space. As of June 30, 2003, the Letters of Credit had not been drawn upon. A member of the board of directors of the Company is also a director and significant stockholder of the company that owns this bank.

  Loan Database

        Under the terms of the Database Purchase and Supplementation Agreement between the Company and TERI, the Company pays a monthly purchase fee of $62,294. The payments commenced on July 20, 2001 and will be paid as consideration for the rights to receive updates and queries to the loan database acquired in June 2001 for a term of five years, and can be renewed by either party for one five-year renewal term for monthly payments of $20,627.

  Agreements with Executive Officers

        During fiscal 2003, the Company entered into commitments with two senior executives that provide for guaranteed levels of severance upon a change in control. The first executive is entitled to $1 million, net of pre-tax profit on stock options, if the change of control occurs within the first 18 months of his employment and the sale of shares upon exercise of stock options does not yield a $1 million, pre-tax profit. If the second executive is not offered employment with comparable scope, compensation and responsibilities within 35 miles of his current residence, he is entitled to accelerated vesting of stock options and to continuation of salary and benefits for six months following the change of control.

  Legal Proceedings

        The Company is involved in routine legal proceedings occurring in the ordinary course of business. In the opinion of management, final disposition of these proceedings will not have a material adverse effect on the financial condition or results of operations of the Company.

  Agreements with Lenders

        Under the terms of some of FMC's contracts with key lender clients, FMC has an obligation to securitize loans originated by those lenders periodically, typically twice per year. FMC may agree with certain lenders to securitize more frequently in the future. If FMC does not honor these obligations, FMC may be required to pay liquidated damages, generally not to exceed 1% of the face amount of the loans available for securitization. FMC has complied with the terms of these contracts and, accordingly, no liability has been accrued.

  Capital Expenditures

        The Company has capital expenditure commitments for fiscal 2004 of approximately $0.5 million. Such expenditures are expected to relate to the expansion of the Company's facilities and improvement of our loan processing infrastructure.

(10) Concentrations

  TERI

        In its role as guarantor in the private education lending market, TERI agrees to reimburse lenders for unpaid principal and interest on defaulted loans. TERI is the exclusive provider of borrower default guarantees for our clients' private student loans, with limited exceptions. TERI currently has a Baa3 counterparty rating from Moody's Investors Service, which is the lowest investment grade rating, and an insurer financial strength rating of A+ from Fitch Ratings. If these ratings are lowered, FMC's clients may not wish to enter into guarantee arrangements with TERI. In addition, FMC may receive lower structural advisory fees because the costs of obtaining financial guarantee insurance for the asset-backed securitizations that FMC structures could increase.

  PHEAA

        There are currently six TERI-approved loan servicers. The Company currently utilizes three of these servicers. Pennsylvania Higher Education Assistance Agency (PHEAA) currently services substantially all loans for which the Company facilitates origination. This arrangement allows the Company to increase the volume of loans in the Company's clients' loan programs without incurring the overhead investment in servicing operations. As with any external service provider, there are risks associated with inadequate or untimely services. In addition, if the Company's relationship with PHEAA terminates, the Company would either need to expand or develop a relationship with another TERI-approved loan servicer, which could be time-consuming and costly.

  Significant Customers

        In 2003, processing fees from TERI represented approximately 23% of total service revenue, and securitization related fees from NCMSLT represented approximately 71% of total service revenue. The Company did not recognize more than 10% of total service revenue from any other customer.

(11) Income Taxes

        Components of income tax expense for the years ended June 30, 2003, 2002 and 2001 were as follows:

	2003	2002	2001
Current:
Federal	$10,937,195	$31,550	$43,361
State	2,446,271	10,320	13,725

Total current tax expense	13,383,466	41,870	57,086

Deferred:
Federal	6,815,312	6,124,633	625,763
State	2,315,610	1,013,525	—
Change in valuation allowance	—	(1,873,095)	(669,124)

Total deferred income tax expense	9,130,922	5,265,063	(43,361)

Income tax expense	$22,514,388	$5,306,933	$13,725

        The following table reconciles the expected federal income tax expense (computed by applying the federal statutory tax rate to income before taxes) to recorded income tax expense for the years ended June 30, 2003, 2002 and 2001:

	2003	2002	2001
Computed federal tax expense	$18,904,600	$6,137,708	$703,203
State tax, net of federal benefits	3,095,300	832,368	9,141
Change in valuation allowance	—	(1,873,095)	(669,124)
Other	514,488	209,952	(29,495)

Income tax expense	$22,514,388	$5,306,933	$13,725

        The tax effects of temporary differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases that give rise to significant deferred income tax assets and deferred tax liabilities at June 30, 2003, 2002 and 2001 were as follows:

	2003	2002	2001
Deferred tax assets:
Tax net operating loss carryforward	$—	$—	$1,800,897
Depreciation	—	18,682	30,287
Other	—	—	—
AMT credit	—	—	41,911
Valuation allowance	—	—	(1,873,095)

Total net deferred tax asset	—	18,682	—

Deferred tax liability:
Structural advisory fees and residuals, net	(13,705,066)	(5,283,745)	—
Depreciation	(471,721)	—	—
Other	(219,198)	—	—

Total deferred tax liability	(14,395,985)	(5,283,745)	—

Net deferred tax liability	$(14,395,985)	$(5,265,063)	$—

        The net deferred tax liability will be recognized when the Company realizes the residuals for tax purposes.

(12) Stockholders' Equity and Stock Options

  Equity Transactions

        In August 2003, the stockholders approved a 10-for-1 stock split which became effective on August 25, 2003. As such, all prior period share data have been retroactively adjusted to reflect the stock split.

        On July 9, 2002, 1,999,680 warrants related to a 1997 Rights Offering were exercised. A portion of the proceeds, amounting to $1.00 per share, was received in June 2002 and recorded as additional paid-in capital in the June 30, 2002 consolidated financial statements. Shares related to these warrants were issued during fiscal 2003 and the par value of the stock was reclassified from additional paid-in capital to common stock.

        An executive officer of the Company had an agreement with two principal stockholders of the Company relating to shares of common stock of the Company owned by these stockholders. Pursuant to this agreement, the executive officer earned non-cash compensation of $900,000 through June 30, 2003. On September 30, 2003, the agreement was terminated in exchange for vested options issued by these two principal stockholders.

  Stock Options

        Under the 1996 Stock Option Plan (the 1996 Plan), the Company may grant either incentive stock options (pursuant to Section 422 of the Internal Revenue Code) or nonstatutory stock options to its officers and employees, and non-statutory stock options to consultants, for up to 7,000,000 shares of common stock. Options are granted at the discretion of the Stock Option Committee (the Committee), a sub-committee of the board of directors. The Committee also determines the terms of the option, the exercise price of the options, the terms of vesting, and requirements of any other agreements which may be conditions as to the grant or exercise of the options. The options generally vest ratably over four years in five equal installments beginning on the date of grant and the term of each Incentive Stock Option granted under the Plan cannot exceed a period of ten years from the date of its grant. The Plan stipulates, however, that the exercise price with respect to incentive stock options shall not be less than the fair market value of the stock on the day of grant as determined in good faith by the Committee. On May 16, 2002, the Board approved an increase in the number of shares of capital stock in the pool reserved for the Company's stock option plan by 2,000,000 shares, and on April 7, 2003 the Board approved a further increase in the number of shares of capital stock in the pool by 1,000,000.

        Under the 2002 Director Stock Plan, the Company may grant Nonstatutory Stock Options to non-employee members of its Board of Directors for up to 200,000 shares of common stock. Starting in September 2002, one thousand options were granted (i) to each non-employee director then serving, (ii) to new directors upon election to the Board, and (iii) annually each September 20 if on that date the non-employee director shall have served on the Board for at least 180 days. The term of the option is ten years, and is immediately exercisable. The exercise price is set at the fair market value of the common stock as determined by the Board in good faith on the date of grant.

        The following table summarizes information about stock options outstanding at June 30, 2003:

Range of exercise prices	Number outstanding	Weighted- average remaining contractual life	Weighted- average exercise price	Number exercisable	Weighted- average exercise price
$0.50 — 0.68	1,680,000	4.09	$0.59	1,680,000	$0.59
$0.80	1,392,000	5.58	0.80	1,292,800	0.80
$1.00	558,000	7.09	1.00	380,400	1.00
$1.88	1,780,000	8.09	1.88	712,000	1.88
$5.00 — 7.00	1,008,000	9.34	5.89	214,400	5.84

$0.50 — 7.00	6,418,000	6.61	1.86	4,279,600	1.17

        The following table presents stock option activity for the years ended June 30, 2003, 2002 and 2001:

	Number of options	Weighted- average exercise price per share
Outstanding options at June 30, 2000	3,098,000	$0.69
Granted	726,000	1.00
Exercised	—	—
Canceled	(152,000)	0.88

Outstanding options at June 30, 2001	3,672,000	0.74
Granted	1,890,000	1.81
Exercised	—	—
Canceled	(52,000)	0.97

Outstanding options at June 30, 2002	5,510,000	1.11
Granted	1,008,000	5.89
Exercised	(64,000)	0.89
Canceled	(36,000)	1.00

Outstanding options at June 30, 2003	6,418,000	1.86

(13) Fair Value of Financial Instruments

        The estimated fair value amounts below have been determined by using available quoted market information or other appropriate methodologies. The aggregate fair value amounts presented do not represent the underlying value of the Company taken as a whole.

        The fair value estimates provided are made at a specific point in time, based on relevant market information and the characteristics of the financial instrument. The estimates do not provide for any premiums or discounts that could result from the concentrations of ownership of a financial instrument. Because no active market exists for some of the Company's financial instruments, certain fair value estimates are based on subjective judgments regarding current economic conditions, risk characteristics of the financial instruments, future expected loss experience, prepayment assumptions, and other factors. The resulting estimates involve uncertainties and, therefore, cannot be determined with precision. Changes made to any of the underlying assumptions could significantly affect the estimates. The book values and fair values for the Company's financial instruments at June 30, 2003 and 2002 are as follows:

	2003		2002
	Book value	Fair value	Book value	Fair value
Assets:
Cash and other short term investments	$16,756,653	$16,756,653	$5,243,308	$5,243,308
Securities purchased under resale agreements	1,570,365	1,570,365	2,073,025	2,073,025
Service receivables	56,905,483	56,905,483	20,393,388	20,393,388
Liabilities:
Notes payable to TERI	6,674,020	7,127,143	7,305,348	7,381,109
Notes payable to related parties	—	—	4,518,000	6,488,993

  Cash and other short-term investments

        The carrying values reported on the balance sheet for cash and other short-term investments approximate their fair values because of the short-term nature of these instruments.

  Securities purchased under resale agreements

        The carrying values reported on the balance sheet for securities purchased under resale agreements approximate their fair values because of the short-term nature of these instruments.

  Service receivables

        The carrying values reported on the balance sheet for service receivables equal their fair value.

  Notes payable

        The fair value reported for notes payable is estimated based on the discounted value of contractual cash flows. The discount rate used is based on the Company's estimated current incremental borrowing rate for similar borrowings of similar maturities.

(14) Unaudited Quarterly Information

        The table below summarizes unaudited quarterly information for each of the three months in the fiscal year ended June 30, 2003:

	Three months ended
	September 30, 2002	December 31, 2002	March 31, 2003	June 30, 2003
	(in thousands, except share data)
Service revenue	$6,352	$33,218	$15,629	$36,157
Operating expenses	8,528	8,301	8,409	10,651
Other expense, net	373	361	396	324
Income tax expense (benefit)	(953)	10,160	2,890	10,417

Net income (loss)	$(1,596)	$14,396	$3,934	$14,765

Net income (loss) per share:
Basic	$(.03)	$0.27	$0.08	$.28
Diluted	(.03)	0.23	0.06	.24

(15) Subsequent Events

  Stock split

        On October 9, 2003, the Board of Directors approved a 4:1 stock split to be effected as a stock dividend immediately prior to the effectiveness of the initial public offering. On October 29, 2003, the stockholders became entitled to payment of such stock dividend. All share data has been retroactively adjusted to reflect this stock split.

  Authorized Shares

        In July 2003, the Board of Directors approved, and in August 2003 the stockholders approved, an increase in the total number of shares of stock which the Company is authorized to issue from 14,280,440 to 25,000,000. In October 2003, the Board of Directors approved an increase in the total number of shares of stock which the Company is authorized to issue from 25,000,000 to 100,000,000.

  Offering

        On September 2, 2003, the Board of Directors authorized management to proceed with an initial public offering. Immediately prior to the closing of this offering, the Company plans to establish a 2003 Incentive Plan which will provide for the granting of incentive stock options, nonstatutory stock options, restricted stock and other stock based awards.

        The costs associated with the initial public offering will be capitalized and will be deducted from the proceeds upon the sale and issuance of stock. In the event this offering is not consummated, costs incurred will be charged to expense. At June 30, 2003, capitalized offering costs amounted to $72,298.

        After the offering, the Company may not declare or pay dividends on its stock if such declaration and payment would violate statutory or regulatory requirements.

  Revolving Line of Credit

        On August 28, 2003, the Company entered into an agreement with Fleet National Bank to establish a revolving line of credit in the amount of $10 million, which will include a sub-limit for letters of credit. The proceeds will be used for working capital and general corporate purposes. The revolving credit facility matures on August 28, 2005, with interest currently payable, at the Company's option, at the bank's prime rate or the London Interbank Offered Rate, or LIBOR, plus 2%. The revolving credit line contains financial covenants, including minimum trailing 12-month up-front structural advisory fees, minimum tangible net worth, maximum liabilities to net worth ratios and minimum cash flow to debt service ratios, as well as certain financial reporting covenants. This agreement restricts the Company's ability to pay cash dividends in the event it is in default.

        No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

        Through and including                        , 2003 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

12,500,000 Shares

The First Marblehead Corporation

Common Stock

Goldman, Sachs & Co.

JPMorgan

Bear, Stearns & Co. Inc.

Representatives of the Underwriters

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

        The following table sets forth the costs and expenses, other than the underwriting discount, payable by us in connection with the sale of common stock being registered. All amounts are estimated except the SEC registration fee and the NASD filing fee.

Amount to be paid
SEC registration fee	$19,770
National Association of Securities Dealers Inc. fee	24,938
Printing and mailing	250,000
Legal fees and expenses	975,000
Accounting fees and expenses	500,000
Miscellaneous	30,292
Total	$1,800,000

Item 14. Indemnification of Directors and Officers.

        Article SEVENTH of our Restated Certificate of Incorporation, as amended to date (the "Charter"), provides that no director of our company shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the General Corporation Law of the State of Delaware prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

        Article EIGHTH of our Charter provides that we will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of us) by reason of the fact that he or she is or was, or has agreed to become, a director or officer of our company, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an "Indemnitee"), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. Our Charter provides that we will indemnify any Indemnitee who was or is a party or threatened to be made a party to any threatened, pending or completed action or suit by or in the right of us to procure a judgment in our favor by reason of the fact that the Indemnitee is or was, or has agreed to become, a director or officer of our company, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys' fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that an Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by us against all expenses (including attorneys' fees) actually and reasonably incurred in connection therewith. Expenses must be advanced to an Indemnitee under certain circumstances.

        As a condition precedent to the right of indemnification, an Indemnitee must give us notice of the action for which indemnity is sought and we have the right to participate in such action or assume the defense thereof.

        Article EIGHTH of our Charter further provides that the indemnification provided therein is not exclusive, and provides that no amendment, termination or repeal of the relevant provisions of the Delaware corporate law statute or any other applicable law will diminish the rights of any Indemnitee to indemnification under our Charter.

        Section 145 of the General Corporation Law of the State of Delaware provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys' fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

        We maintain a general liability insurance policy which covers certain liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers.

        In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act of 1933, as amended, against certain liabilities.

Item 15. Recent Sales of Unregistered Securities

        Set forth below is information regarding shares of capital stock issued, notes issued and options granted, by us within the past three years. Also included is the consideration, if any, received by us for such shares, notes and options and information relating to the section of the Securities Act, or rules of the SEC under which exemption from registration was claimed. Certain of the transactions described below involved directors, officers and five percent stockholders. See "Certain Relationships and Related Transactions."

  (a) Issuance of Capital Stock

        In July 2002, we issued an aggregate of 1,999,680 shares our common stock for an aggregate purchase price of $1,999,680, or $1.00 per share, to the following existing stockholders upon the exercise of warrants that we issued in July 1997:

Name of stockholder	Number of shares of common stock
Berkley, William R. Jr.	14,160
Cameron, Dort A. III	35,920
Interlaken Investment Partners, L.P.	1,260,360
James, Catherine B.	10,600
Mahone, William L.	1,120
Doopy L.P.	3,880
O'Connell, Martin B.	600
Polan, Joshua	7,040
Smith, Jodi Alexander	666,000

  (b) Issuance of Notes

        In January and February 2001, we issued promissory notes in the aggregate principal amount of $350,000 to one officer who is also a director and one director in the amounts set forth below. The notes accrued interest at ten percent per annum and were repaid in full on the dates set forth below:

Name of stockholder	Amount of note	Issuance date of note	Repayment date of note
Dort A. Cameron III	$250,000	February 2001	June 2001(1)
Stephen E. Anbinder	$100,000	January 2001	May 2001

(1)
$142,000 was repaid to Mr. Cameron in cash, and $108,000 was applied to the note issued to Mr. Cameron in June 2001 in connection with a pro-rata rights offering to our stockholders.

        In June 2001, we issued promissory notes due in May 2004 in the aggregate principal amount of $5,518,000 to existing stockholders, or affiliates of existing stockholders, in the following amounts:

Name of stockholder	Amount of note
Cameron, Dort A. III	$108,000
James, Catherine B.	18,000
Mahone, William L.	2,000
Molloy, Lucille R.	23,000
O'Connell, Martin B.	5,000
Polan, Joshua	12,000
Robert and Ardis James Foundation	350,000
Admiral Insurance Company	2,500,000
Carolina Casualty Insurance	2,500,000

        If the notes were not paid in full at maturity, the noteholders had a right to a specified number of conditional warrants. We paid these notes in full on May 30, 2003, and no conditional warrants were ever issued.

        No underwriters were involved in the foregoing sales of securities. The securities described in paragraphs (a) and (b) of Item 15 were issued to U.S. investors in reliance upon exemptions from the registration provisions of the Securities Act set forth in Section 4(2) thereof relative to sales by an issuer not involving any public offering, to the extent an exemption from such registration was required. All purchasers of shares of our common stock described above represented to us in connection with their purchase that they were accredited investors and were acquiring the shares for investment and not distribution, that they could bear the risks of the investment and could hold the securities for an indefinite period of time. The purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration or an available exemption from registration.

  (c) Stock Option Grants

        Since July 2000, we have issued an aggregate of 524,560 shares of common stock to the following individuals pursuant to the exercise of stock options.

Name of stockholder	Number of shares of common stock	Option exercise date	Exercise price
John Niles	52,800	10/8/03	(1)
James, Ralph	200,000	9/26/03	$.50
Fields, Thatcher	93,760	8/19/03	$.80
Marz, Tamara	114,000	7/24/03	(2)
McGee, Robert	22,280	7/1/02	$.80
Rothwell, Bill and Denise	31,280	7/1/02	$.80
Rothwell, Eliot and Teri	10,440	7/1/02	$.80

(1)
Mr. Niles exercised options to acquire 8,200 shares of common stock at $5.00 per share and 20,000 shares of common stock at $.80 per share.

(2)
Ms. Marz exercised options to acquire 60,000 shares of common stock at $.80 per share and 54,000 shares of common stock at $1.00 per share.

        Since July 2000, we have granted the following stock options to purchase an aggregate of 3,308,000 shares of common stock at exercise prices ranging from $1.43 to $15.00 per share to employees and directors.

Opinion Grant Date	Total Number of Stock Options Granted	Exercise Price
7/1/00	666,000	$1.00
5/7/01	60,000	$1.00
7/1/01	110,000	$.80
7/19/01	1,400,000	$1.87
7/15/02	542,000	$5.00
9/20/02	16,000	$5.00
3/3/03	300,000	$7.00
4/3/03	150,000	$7.00
7/10/03	4,000	$12.15
7/31/03	40,000	$12.15
9/20/03	16,000	$12.15
10/9/03	4,000	$15.00

        Our 1996 Stock Option Plan was adopted by the board of directors in October 1996 and approved by our stockholders in March 1997. As of October 1, 2003, options to purchase 471,760 shares of common stock had been exercised for an aggregate consideration of $801,424. Options to purchase 4,758,180 shares of common stock were outstanding under the plan as of that date.

        Our 2002 Director Stock Option Plan was adopted by the board of directors in September 2002 and approved by our stockholders in August 2003. As of October 9, 2003, options to purchase 30,000 shares of common stock were outstanding under the plan and no shares of common stock had been issued upon exercise of options granted under the plan.

        Our 2003 Stock Incentive Plan was adopted by the board of directors in September 2003 and approved by our stockholders in October 2003. As of October 1, 2003, no options had been granted under the plan.

        Our 2003 Employee Stock Purchase Plan was adopted by the board of directors in October 2003. As of October 1, 2003, no options had been granted under the plan.

        The issuance of stock options and the common stock issuable upon the exercise of stock options as described in this paragraph (c) of Item 15 were issued pursuant to written compensatory benefit plans or arrangements with our employees, directors and consultants, in reliance on the exemption provided by Rule 701 promulgated under the Securities Act, as well as Section 4(2) of the Securities Act. All recipients either received adequate information about us or had access, through employment or other relationships, to such information.

Item 16. Exhibits.

        (a)   See the Exhibit Index on the page immediately preceding the exhibits for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

Item 17. Undertakings.

        The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by the controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

        (1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment no. 4 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Marblehead, State of Massachusetts, on October 29, 2003.

THE FIRST MARBLEHEAD CORPORATION
By:	/s/ DONALD R. PECK Donald R. Peck Executive Vice President and Chief Financial Officer

        Pursuant to the requirements of the Securities Act of 1933, this amendment no. 4 to the registration statement has been signed by the following persons in the capacities indicated on October 29, 2003:

Signature	Title(s)

/s/ DANIEL MAXWELL MEYERS* Daniel Maxwell Meyers	Chief Executive Officer and Chairman (Principal Executive Officer)
/s/ DONALD R. PECK Donald R. Peck	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ LESLIE L. ALEXANDER* Leslie L. Alexander	Director
/s/ STEPHEN E. ANBINDER* Stephen E. Anbinder	Director
/s/ WILLIAM R. BERKLEY* William R. Berkley	Director
/s/ DORT A. CAMERON III* Dort A. Cameron III	Director
/s/ GEORGE G. DALY* George G. Daly	Director
/s/ PETER S. DROTCH* Peter S. Drotch	Director
/s/ WILLIAM D. HANSEN* William D. Hansen	Director
*By:	/s/ DONALD R. PECK Donald R. Peck Attorney-in-fact

EXHIBIT INDEX

Number	Description
1.1	Form of Underwriting Agreement
3.1	Sixth Amended and Restated Certificate of Incorporation of the Registrant, as amended
3.2*	Restated Certificate of Incorporation of the Registrant
3.3	By-laws of the Registrant, as currently in effect
3.4	Form of Amended and Restated By-laws of the Registrant, to become effective upon closing of this offering
4.1	Specimen certificate for shares of common stock
5.1	Opinion of Hale and Dorr LLP
10.1†	Bank of America GATE Education Loan Program Umbrella Agreement (B of A) between the Registrant and Bank of America, N.A., dated April 30, 2001
10.2†	Note Purchase Agreement Bank of America GATE Loan Program between Bank of America, N.A. and the Registrant, dated April 30, 2001
10.3†	First Amendment to Program Agreements (BAGEL) among The Education Resources Institute, Inc., Bank of America, N.A. and the Registrant, dated March 1, 2002
10.4†*	Amendment to First Amendment to Program Agreements (BAGEL) among Bank of America, National Association, the Registrant and The Education Resources Institute, Inc., dated as of March 1, 2002
10.5†	Second Amendment to Program Agreements (BAGEL) by and among Bank of America, National Association, the Registrant, The Education Resources Institute, Inc. and State Street Bank and Trust Company, dated January 10, 2003
10.6†	Third Amendment to Program Agreements by and among Bank of America, National Association, the Registrant, The Education Resources Institute, Inc. and U.S. Bank, N.A. (f/k/a State Street Bank and Trust Company), dated January 15, 2003
10.7	Fourth Amendment to Program Agreements by and among Bank of America, National Association, the Registrant, The Education Resources Institute, Inc. and U.S. Bank, N.A. (f/k/a State Street Bank and Trust Company), dated July 1, 2003
10.8†	Extension Agreement for CEDU prepGATE Loans between Bank of America, N.A. and the Registrant, dated May 1, 2001
10.9	Amendment to Guaranty, Loan Origination Agreement and Deposit and Security Agreement Bank of America GATE Education Loan Program among The Education Resources Institute, Bank of America, N.A., the Registrant and State Street Bank and Trust Company, dated May 1, 2001
10.10†	GATE Universal Loan Program Umbrella Agreement (Bank of America, N.A., among The National Collegiate Trust, the Registrant and Bank of America, N.A., dated March 7, 2003
10.11†	GATE Student Loan Program Umbrella Agreement (Bank of America NA) among the National Collegiate Trust, the Registrant and Bank of America NA, dated June 1, 1996, as amended
10.12†*	Note Purchase Agreement between Bank of America, N.A. and the Registrant, dated June 30, 2003
10.13	Bank of America Direct to Consumer Loan Program: Umbrella Agreement between the Registrant and Bank of America, N.A., dated June 30, 2003

10.14†*	Amended and Restated Note Purchase Agreement Education One Loan Program between Bank One, National Association and the Registrant, dated May 1, 2002, as amended
10.15†	Amendment to Program Agreements Bank One, N.A. (Education One Loan Program) among Bank One, N.A., the Registrant and The Education Resources Institute, Inc., dated April 1, 2003
10.16†	Amendment to Program Agreements (Bank One's Corporate Advantage Loan Programs) among Bank One, National Association, the Registrant, The Education Resources Institute and U.S. Bank, N.A.
10.17†	Alternative Servicing Agreement between Pennsylvania Higher Education Assistance Agency and the Registrant, dated October 16, 2001, as amended
10.18†	Master Loan Guaranty Agreement between The Education Resources Institute, Inc. and the Registrant, dated February 9, 2001
10.19†	Master Servicing Agreement between The Education Resources Institute, Inc. and First Marblehead Education Resources, Inc., dated July 1, 2001. The Registrant joins in the agreement for the limited purposes set forth therein
10.20†*	Marketing Services Agreement between The Education Resources Institute, Inc. and TERI Marketing Services, Inc., dated July 1, 2001
10.21†	Database Sale and Supplementation Agreement among The Education Resources Institute, Inc. and First Marblehead Education Resources, Inc., dated June 20, 2001. The Registrant joins in the Agreement for the limited purposes set forth therein
10.22†*	Software Development Agreement by and between V-Tek Systems Corporation and the Registrant, dated July 1, 2003
10.23	Assignment Agreement between V-Tek Systems Corporation and the Registrant, dated July 8, 2003
10.24†*	Origination Services Agreement by and between V-Tek Systems Corporation and the Registrant, dated July 1, 2003
10.25	Origination Services Agreement by and between Bank of America, N.A. and the Registrant, dated July 1, 2003
10.26	1996 Stock Option Plan, as amended to date
10.27	2002 Director Stock Plan
10.28	2003 Employee Stock Purchase Plan
10.29	2003 Stock Incentive Plan
10.30	Commercial Lease between Little Harbor Realty Limited Partnership and the Registrant for 30 Little Harbor, 2nd Floor, Marblehead, MA, dated November 29, 2000
10.31	Commercial Lease between Little Harbor Realty Limited Partnership and the Registrant for 30 Little Harbor, 1st Floor, Marblehead, MA, dated November 29, 2000
10.32	Commercial Lease between Little Harbor Realty Limited Partnership and the Registrant for 30 Little Harbor, 1st Floor, Marblehead, MA, dated , 200
10.33	Standard Form Commercial Lease between OMV Associates Limited Partnership and the Registrant for 31 St. James Avenue, 6th Floor, Boston, MA, dated October 18, 2002
10.34	Sublease between Metropolitan Life Insurance Company and the Registrant for 31 St. James Avenue, 6th Floor, Boston, MA, dated March 29, 2002

10.35	Amendment of Sublease between Metropolitan Life Insurance Company and the Registrant, dated July 12, 2002
10.36	Supplement to Sublease Amendment between Metropolitan Life Insurance Company and the Registrant, dated July 12, 2002
10.37	Standard Form Commercial Lease between OMV Associates Limited Partnership and the Registrant for 31 St. James Avenue, 5th Floor, Boston, MA, dated April 25, 2003
10.38	Indenture of Lease between BP. Prucenter Acquisition LLC and the Registrant, dated September 5, 2003
10.39	Shareholders Agreement among the Registrant and the Stockholders of the Registrant named therein, dated as of December 21, 1995
10.40	Letter Agreement between the Registrant and John Hupalo, dated February 24, 2003
10.41	Letter Agreement between the Registrant and Donald Peck, dated April 10, 2003
10.42	Loan and Security Agreement among the Registrant, First Marblehead Data Services, Inc., First Marblehead Education Resources, Inc., Gate Holdings, Inc. and TERI Marketing Services, Inc. as Borrowers, and Fleet National Bank, as Lender, dated August 28, 2003
10.43	Letter Agreement among Messrs. Ralph James, Stephen Anbinder and Daniel Maxwell Meyers
10.44	Option Agreement among the Registrant, Stephen E. Anbinder and Ralph M. James, dated September 30, 2003
10.45	Option Agreement among the Registrant, Daniel Maxwell Meyers and Ralph M. James, dated September 30, 2003
10.46	Audit Committee Charter
21.1	List of Subsidiaries
23.1*	Consent of KPMG LLP
23.2	Consent of Hale and Dorr LLP (included in Exhibit 5.1)
24.1	Power of Attorney (included in page II-5)
24.2	Power of Attorney

*
Filed herewith. All other exhibits previously filed.

†
Confidential treatment to be requested for certain portions of this Exhibit pursuant to Rule 406 promulgated under the Securities Act.